SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

(A free translation from the original in Portuguese into English)

Financial Statements

Gafisa S.A.

December 31, 2015

and Report of Independent Registered Public Accounting Firm

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Financial Statements

December 31, 2015

Table of contents

Management Report	1
Report of Independent Registered Public Accounting Firm	11

Audited financial statements

Balance sheet	13
Statement of profit or loss	15
Statement of comprehensive income	16
Statement of changes in equity	17
Statement of cash flows	18
Statement of value added	19
Notes to the financial statements	20
Statement of executive officers on the financial statements	87
Statement of executive officers on the report of Independent Registered Public Accounting Firm	88
Audit Committee’s meeting minutes	89
Fiscal Council’s meeting minutes	90
Board of Directors’ meeting minutes	92
4Q15 earnings release	94

(A free translation from the original in Portuguese into English)

Management Report 2015

Dear Shareholders,

The management of Gafisa S.A. ("Gafisa" or "Company") is pleased to submit for your review the Management Report and the corresponding Financial Statements, together with the Independent Auditors and the Fiscal Council reports for the fiscal year ended December 31, 2015. The information is presented in millions of reais and on a consolidated basis, unless specified otherwise, and in accordance with accounting practices adopted in Brazil.

MESSAGE FROM MANAGEMENT

Despite a challenging environment in 2015, the Company remained focused on its operating performance, increasing profitability levels and the generation of shareholder value.

In 2015, Gafisa reaped the rewards of several initiatives implemented in recent years. By streamlining the production cycle, we were able to shorten overall construction time and strengthen financial management. We also increased the speed of the transfer process and completed all legacy projects at Tenda, improving the management of our capital employed. Despite a context of economic uncertainty, this enabled us to achieve consistent operating and financial results, with an increase in the volume of consolidated net pre-sales and reporting net income of R$ 74.4 millions over the year.

In this context, we would like to note the sound performance of Gafisa and Tenda’s projects and their contribution to the Company’s consolidated results. The adjusted gross margin reached 34.6% in 2015. The Gafisa segment maintained consistent results with an adjusted gross margin of 36.9% for the year. The Tenda segment benefited from the consolidation of its new business model and consequently, made a larger contribution to results. It ended the year with an adjusted gross margin of 30.6%.

In 2015, both segments contributed to a positive consolidated net income result. The Gafisa segment contributed R$44.1 millions, while Tenda contributed R$ 30.3 millions, bringing consolidated net income to R$74.4 millions, compared to a loss of R$42.5 millions the previous year. This attests to the successful implementation of the strategy outlined in previous years, with greater efficiency in the operating cycle through better management of the construction process, in line with improved financial management and the discipline in managing the Company's cost structure.

The overall improvement in operating and financial results occurred despite a challenging environment: 2015 was a year of economic contraction, high interest rates, increasing inflation, and higher unemployment levels. These factors had a significant impact on the real estate market, resulting in a sharp reduction in the volume of launches and an increase in the level of dissolutions.

The Gafisa and Tenda segments experienced varying market conditions throughout the year. The Gafisa segment, which was more affected by the macroeconomic environment, launched R$ 996.3 millions, stable year on year. which is focused on the resilient low-income market, was able to consistently expand the scale its business, with launches 77.6% higher than 2014, totaling R$1.1 billion in the year. Consolidated launches increased by 27.4% in 2015, totaling R$ 2.1 billions.

Consolidated net pre-sales reached R$1.9 billions in 2015, an increase of 60.0% from the previous year (8,893 units in 2015 compared 4,294 units in 2014), a strong result that illustrates our resilience against the macroeconomic context last year.

Due to uncertainty stemming from the economic context and low consumer confidence, we decided to postpone launches in the Gafisa segment until a more opportune time. This strategy is also aligned with our conservative approach to market risk, reflected in our more conservative performance in cash management.

(A free translation from the original in Portuguese into English)

For the Gafisa segment, its performance in 2015 was another important step in the consolidation of its production cycle. The segment remains focused on São Paulo and Rio de Janeiro, and accounted for 47.4% of net consolidated sales contracted during the year, an increase of 12.8% year on year to R$ 914.8 millions. This was achieved despite a challenging context for the sale of remaining units. In this context, 69.2% of net segment sales were products in stock, confirming the importance of diversification in a product portfolio.

At the same time, the Gafisa segment focused on the development and placement of new products, prioritizing a comfortable level in VSO launches. This disciplined focus saw the VSO Gafisa segment reach 31.1% in 2015, compared to growth of 26.1% in 2014.

A focus on sales of remaining units resulted in a drop of 11.6% y-o-y in Gafisa segment’s inventory, which ended 2015 at R$ 2.0 billions. We would highlight that currently, inventory outside Rio-SP metro regions represents only 3.6% of total inventory, down 73.3% compared to the end of 2013, and down 49.2% from December 2014. Remaining units of the Gafisa segment have a longer term profile, with approximately 55.8% of this expected to be delivered as from the end of 2017. Regarding completed units, representing R$418.0 millions or 20.6% of total inventory, this volume was specifically impacted in 2015 due to the strong volume of deliveries of commercial projects. The inventory of finished units ended the year at R$ 219.4 millions, or 52.5% of total finished units.

An increase in the volume of dissolutions was another consequence of the weak economic context in 2015, specifically in the upper-middle income segment. During the year, the volume of dissolutions in the Gafisa segment was R$ 512.9 millions, 17.6% higher than the previous year, after a drop of 4.4% in 2014 (compared to 2013) reflecting the low level of consumer confidence. Over the last three years, the Company has been working on initiatives to strengthen the credit review component of its sale process. In doing so, the Company intends to reduce the level of dissolutions throughout the construction and delivery cycle. A comprehensive approach in the credit review process at the time of sale has generated a more efficient process of transferring Gafisa customers to financial institutions, despite an uncertain economic environment. As an example of the efficiency achieved in this process, of all customers who asked for transfers in 2015, only 3.2% have been rejected in the bank’s credit analysis. For full year 2015, 972 Gafisa units were cancelled being that 68.9%, representing R$383.7 millions, were already resold within the period.

Within this context, it is worth mentioning the performance of our reversion cell, with efforts directed at preventing dissolutions. The Gafisa segment has been working with its customer base, encouraging the possibility of swapping their units as an alternative to dissolution. Such unit conversions accounted for approximately 35.3% of total dissolved PSV in 2015, resulting in the reversal of R$ 126.6 millions into new sales. This exchange process reflects the flexibility of Gafisa’s product portfolio.

As we have noted, 2015 was also characterized by the increased volume of deliveries from the Gafisa segment. During the period, 22 projects/phases were delivered, corresponding to 4,986 units accounting for a PSV of R$2.4 billions. This marked a 44.1% PSV growth rate compared to 2014. The transfer volume reached R$763.3 millions in PSV, reflecting the Company’s efficient controls and operational proficiency.

From an operational standpoint, 2015 marked further progress in the consolidation of the Gafisa segment’s production cycle. The Company ended 2015 with 28 projects under construction, all on schedule and within the contract delivery timeframe, ratifying our commitment to clients.

Efficient operational and financial management enabled the Gafisa segment to maintain project-level profitability despite pricing pressure on the portfolio. The efficient development of projects and construction cost management helped offset the macroeconomic context and supported gross margin levels.

(A free translation from the original in Portuguese into English)

Looking ahead to 2016, current market conditions are expected to continue, including low consumer confidence, decreases in household income, and greater credit restrictions. These conditions will ultimately delay our expectation for a recovery in the housing market. In light of this, we will maintain a conservative approach in 2016, seeking to balance the placement of new products with a focus on those which have more liquidity, to achieve solid sales and profitability levels.

In relation to the Tenda segment, 2015 marked the return to profitability and the delivery of all outstanding legacy projects. The consolidation of Tenda’s new model is based on its four pillars: aluminum framing structure, contracted launches, sales in stores, and the transfer of sales to financial institutions. In addition, the new model projects are concentrated in the six main metropolitan areas of the country - São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador and Recife. These strategic pillars of the new model enabled Tenda to achieve positive operating and financial results, with net income reaching R$30.3 millions in the year, compared to a loss of R$109.4 millions in 2014.

For the full year, Tenda segment launched 30 new projects/phases, totaling R$1.1 billions in PSV, 77.6% higher than the R$613.3 millions launched in 2014. Tenda is confident in the resilience of market demand, despite the economic context. Demand in the low-income segment is still quite strong, anchored in maintaining credit availability for the segment. Since 2013, with the start of New Model operations, Tenda has launched 51 projects totaling 14,485 units and R$ 2.0 billions in PSV.

Tenda’s net pre-sales exceeded R$1.0 billion, a 156.6% increase compared to 2014, confirming good momentum of the lower income segment and confidence in Tenda’s business model. Tenda’s SoS over the year reached 53.0%, significantly higher than 32.3% recorded in 2014. This reflects the segment’s improved operational efficiency and a positive outlook for the low income market. Launches during the year represented approximately 50.0% of total net pre-sales of the segment.

Notably, the volume of dissolutions in the Tenda segment have shown consistent reductions after the implementation and consolidation of the new business model. In 2015, the Tenda segment had a volume of dissolutions of R$ 192.0 millions, significantly lower than the R$523.4 millions recorded in 2014. This decrease derives from lower share of Tenda’s legacy projects in operations, as well as confidence in the operational management of the new model, the quality of credit analysis, and the speed of customer transfer for financial institutions.

In 2015, Tenda delivered 21 projects/phases, representing a PSV of R$802.5 millions, up 17.9% compared to 2014. Out of the total delivered, 69.2% are projects under Tenda’s new model.

Reflecting the success of the new model, Tenda has delivered R$783.4 millions in PSV since 2013 comprised of 19 projects/phases and 5,683 units, or 39.2% of total launches. All of these projects have been completed and delivered to clients within the agreed timeframe. For 2014 projects, only 4 of the 14 launched are still under construction and are scheduled for completion within the next few months.

Importantly, Tenda has achieved strong profitability metrics for the operation of New Model projects: adjusted gross margin consistently higher than the floor of 28%, average monthly VSO of 5-7%, and an expected level of dissolutions around 15% of total gross sales.

Looking to 2016, Tenda continues to focus on achieving greater economies of scale by increasing launches and implementing strategies designed to ensure strong sales pace The consistency of the segment’s results from these new model projects reaffirms management’s confidence in the 2016 business plan.

(A free translation from the original in Portuguese into English)

On a consolidated basis, Gafisa and Tenda launches totaled R$2.1 billions in 2015 and R$682.9 millions in 4Q15, with net pre-sales of R$482.6 millions and R$1.9 billions, respectively. The Company’s 4Q15 adjusted gross profit was R$189.3 millions, with an adjusted gross margin of 33.9%. For the year, adjusted gross profit was R$792.8 millions, and an adjusted gross margin result of 34.6%, both above the results posted in 2014.

Our focus on greater efficiency and productivity resulted in a decrease of 3.8% in the level of selling, general and administrative expenses y-o-y, despite the higher volume of launches and sales.

For the full year 2015, Gafisa segment’s selling expenses increased 3.0% compared with the same period last year, due to additional efforts to increase sales. Tenda segment’s selling expenses increased 23.3% year-over-year, aligned with higher launches and gross sales. The consolidated increase in selling expenses over the year reached 10.3%, totaling R$ 163.3 millions. In line with the slight increase in selling expenses, it is worth noting the increase of 21.7% in consolidated gross sales.

General and administrative expenses reached R$181.4 millions from R$ 211.9 millions in the previous year, a decrease of 14.4%. The Gafisa segment totaled R$ 97.4 millions, 21.9% lower than 2014, while Tenda was R$ 84.0 millions, a decrease of 3.6% against the prior year.

Net income for the 4Q15 was R$0.8 million. The Gafisa segment reported a profit of R$13.8 millions, while the Tenda segment reported a loss of R$13.0 millions, impacted by a non-recurring effect of R$11.0 millions due to a provision increase in the portfolio of receivables and R$11.2 millions as an adjustment in the accounting balance of receivables of projects prior to 2012. Excluding non-recurring effects, Tenda segment recorded a R$9.2 millions net profit in 4Q15, with consolidated net income of R$ 23.0 millions.

For the full year, net income totaled R$74.4 millions, compared to a loss of R$42.5 millions in 2014.

We would like to highlight the solid performance of our cash generation in 2015, given the operating expansion and rebuilding of our landbank at Tenda.  Operating cash generation totaled R$165.6 millions in 4Q15, finishing the year at R$257.7 millions. This reflects: (i) the Company's good performance in the transfer process with approximately R$ 1.5 billions transferred over the year; (ii) greater control and assertiveness of its business cycle. Net cash generated in the quarter was R$128.4 millions, with accumulated cash generation of R$24.1 millions during 2015. This generation excludes some non-recurring effects, such as share buybacks.

At the end of the year, the Net Debt/Shareholder’s Equity ratio reached 46.6%, slightly lower than the 50.5% recorded last quarter and the lowest level since the end of 2014. Excluding project finance, the Net Debt/Shareholder’s Equity ratio was negative 12.0%.

Our positive cash flow performance and the maintenance of a low level of leverage reinforce the Company's conservative approach to capital discipline, which remains a priority during this period.

The spinoff process is ongoing. The brands are currently operating independently, with structures that reflect the specifics of their business models. We continue to work with partners and financial agents in order to achieve the conditions for the desired capital structure model, which takes into consideration the business cycles of each of the business units.

As previously communicated in a Material Fact released to the market on April 29, 2015, these actions are ongoing and taking longer than initially expected. As a result, it is not yet possible to determine when the potential separation will be concluded.

(A free translation from the original in Portuguese into English)

The Company will keep its shareholders and the market informed of any developments.

Over the last year, Gafisa and Tenda both strengthened their operational and financial cycles, positioning them well for 2016. The Gafisa segment, with consistent performance and streamlined operations, is focused on improving its level of capital employed. The Tenda segment is ready to increase the volume of new projects, backed by strong results obtained in the projects launched under the New Business Model. The Company continues to advance, focused on capital discipline, profitability and value creation for shareholders, with a commitment to consistent improvement over the coming year.

CONSOLIDATED OPERATING AND FINANCIAL PERFORMANCE

The total volume launched by the Company amounted to R$2.1 billions in 2014, an increase of 27.4% over 2014, represented by 42 projects/phases were launched, in 6 states. Considering PSV, the Gafisa segment was responsible for 47.8% of launches in the year, and Tenda for the remaining 52.2%.

Consolidated pre-sales totaled R$1.9 billions in 20154, up 60.0% from R$1.2 billions recorded in 2014. Consolidated sales from launches in the year represented 40.9% of the total, while sales from inventory comprised the remaining 59.1%. Consolidated inventory at market value decreased 6.2%, reaching R$2.9 billions, compared to R$3.1 billions recorded at the end of 4Q14.

Consolidated sales over supply (SoS) was stable in the year, at 14.1% in 4Q15, compared to 14.8% in 3Q15. For the year, consolidated SoS was 39.7%, compared to 27.9% in 2014.

Throughout 2014, the Company delivered 10,697 units. The Gafisa segment delivered 4,986 units, while the Tenda segment delivered the remaining 5,711 units. This volume of deliveries represented R$3.2 billions in PSV.

In 2015, our net revenue reached R$2.3 billions, 6.7% higher than 2014. Reported gross profit for the year was R$626.8 millions, up 15.7% from R$541.8 millions recorded in 2014. Adjusted gross margin went up to 34.6%, as compared to 33.2% reported in 2014.

Adjusted EBITDA totaled R$78.0 millions in the 4Q15, with an EBITDA margin of 14.0%. For the year, adjusted EBITDA totaled R$339.6 millions, with an EBITDA margin of 14.8% compared to 12.2% reported in 2014.

The Company ended 4Q15 with a net profit of R$0.8 millions. For the year, net income was R$74.4 millions. Excluding Alphaville’s equity income, we recorded a net loss of R$25.9 millions in 4Q15, ending the year with net income of R$24.4 millions.

Our balance sheet key indicators remained at comfortable levels throughout the year. The Company ended 2015 with R$712.3 millions in cash.

The Company's consolidated gross debt was reduced to R$2.2 billions at the end of 2015, compared to R$2.6 billions at the end of 2014, while net debt was stable compared to the previous year, at R$1.4 billions.

The Company’s leverage, measured by the Net Debt/Equity ratio, reached 46.6% at the end of 2015. Excluding project finance, the Net Debt/Equity ratio was negative 12.0%.

Gafisa Segment

Gafisa segment reached R$996.3 millions in launches, down by 2.6% y-o-y. The segment was responsible for 47.8% of the period’s consolidated launches.

In the 2014, net sales totaled R$914.8 millions, up 12.8% y-o-y. Units launched during the year represented 30.8% of total, while sales from inventory accounted for the remaining 69.2%. Sales speed 31.1% in 2015, higher than the 26.1% recorded in 2014.

During 2014, Gafisa delivered 22 projects/phases and 4,986 units.

(A free translation from the original in Portuguese into English)

The market value of Gafisa segment inventory reached R$2.0 billions in 2015, or 69.3% of total consolidated inventory.

In terms of revenues, Gafisa reached R$1.4 billions in net revenues in 2015, while adjusted EBITDA was R$227.4 millions.

Tenda Segment

2015 was characterized by the evolution in Tenda segment launches within the new business model, along with the conclusion of old legacy projects.

Tenda reached PSV of R$1.1 billions in launches, related to 30 new projects. The brand was responsible for 52.2% of consolidated launches.

In this new scenario, Tenda reached R$1.0 billion in net pre-sales, compared to R$396.0 millions in 2014. Sales speed for the segment was 53.0% in 2015, compared to 32.3% in 2014. It is worth noting that, out of the R$1.1 billions launched in 2015, we recorded sales of R$507.6 millions.

Throughout the year, R$889.4 millions, relative to 6,750 units, were already transferred to financial institutions.

In 2015, Tenda delivered 21 projects/phases and 5,711 units.

The market value of Tenda inventory was R$899.8 millions at the end of the year, representing 30.7% of total consolidated inventory.

Tenda reached R$851.0 millions in net revenues in 2015, while adjusted EBITDA was R$62.2 millions.

Human Resources

Gafisa’s people are its greatest asset. Our team is made up of individuals with a unique perspective, reflecting our corporate vision, values and culture, built up over more than 60 years. Gafisa’s people are committed to achieving results, aimed at quality and serving the customer, which are foundations of the brand’s competitive position.

We have an experienced professional team that is at the forefront of the Brazilian real estate industry. Many of the professionals who make up our workforce started their careers at the Company.

Approximately 70% of our leaders were trained within the Company, through attraction and talent training programs.

Our CEO started his career as an intern of the Company and nearly half of the current directors have followed the same path of success, starting in our Trainee Program.

Currently, our Trainee program has about 266 students (156 in Gafisa and 110 in Tenda) and 87% of them are studying civil engineering. The selection, evaluation and remuneration of our employees is based on daily commitment to our values.

The Company's remuneration policy is applicable for employees, including members of the Board of Directors, Fiscal Council and Executive Board (statutory and non-statutory), and is in-line with the best corporate governance practices. We aim to attract and retain the best professionals and our remuneration is established based on market research and directly linked to the alignment of interests of executives and the Company's shareholders.

The meritocratic model is based on variable remuneration. A significant percentage of the total remuneration is linked to the achievement of corporate results and individual goals. All employees have objective individual targets directly related to the Company's strategy and key indicators of our business.

Regarding Directors and Managers, in addition to the short-term variable remuneration, there is also a portion of long-term incentives (in the form of grant of stock purchase options), which allows for even greater share of the risk and the Company’s results with its top executives, a characteristic of a transparent policy aimed at achieving long-lasting results.

(A free translation from the original in Portuguese into English)

Safety and prevention of accidents at work is vital. Therefore, we maintain an ongoing program of identification, prevention and mitigation of risk, which aims to keep employees safe and provide the foundation for a healthier life. For us, investing in security is welfare assurance within and outside the workplace. We offer training programs for the field teams (working at our construction sites), as well as for third parties’ employees who work for us.

The Company relies on the collaboration of 2,269 own employees (950 in Gafisa and 1,319 in Tenda – based on Dec/15), as well as the trainees mentioned above.

Research and Development

Gafisa, in order to maintain its position as a leader in its field, has and encourages multiple fronts focused on innovation.

Since 2006, the Operations and Technology Development (DOT) area, which is mainly focused on the search for technological innovations and process improvements, has been producing solutions that enable competitive market advantages.

The Product Development team monitors the main trends and implements unique ideas in our projects.

The Market Intelligence and the Institutional Marketing areas are examples of other fronts that support the business areas with information and innovative ideas.

In addition to these, each year support areas such as planning and IT develop projects and tools for monitoring indicators and increasing efficiency in our internal processes, construction, sales, etc.

These teams also use funds allocated in all areas of the Company to implement and provide feedback for project development. We understand that the multidisciplinary contribution is essential for the evolution of new ideas within the Company.

CORPORATE GOVERNANCE

Board of Directors

Gafisa’s Board of Directors is the decision making body responsible for formulating general guidelines and policies relating to the Company's business, including long-term strategies. In addition, the Board also names executive officers and oversees their activities.

The Board of Directors' decisions are ratified by the majority vote of its members. In the case of a tie, it is up to the President of the Board of Directors to cast the deciding vote, in addition to his/her individual vote.

The Board consists of seven members elected by the General Shareholders’ Meeting, of which six (86%) are independent, considering not only the independent concept of BM&FBovespa’s Novo Mercado, but also the New York Stock Exchange (NYSE), which is more restricted and requires that all listed companies have a board of directors comprised mostly of independent members, while BM&FBovespa’s regulations establish a minimum of 20% independent members. As required by the Novo Mercado Regulation, the members’ term is two years, re-election allowed and subject to removal from office by shareholders in a General Meeting.

The table below shows the members of the Board of Directors.

Name	Position	Election Date	Term
Odair Garcia Senra*	Sitting Member and Chairman of the Board of Directors	04/25/2014	AGM 2016
Guilherme Affonso Ferreira	Sitting Member	04/25/2014	AGM 2016
Maurício Marcellini Pereira	Sitting Member	04/25/2014	AGM 2016
Cláudio José Carvalho de Andrade	Sitting Member	04/25/2014	AGM 2016
José Écio Pereira da Costa Junior	Sitting Member	04/25/2014	AGM 2016
Rodolpho Amboss	Sitting Member	04/25/2014	AGM 2016
Francisco Vidal Luna	Sitting Member	04/25/2014	AGM 2016

(A free translation from the original in Portuguese into English)

* Odair G. Senra is non-independent member of the board of directors, in accordance with the regulations of the NYSE and the Novo Mercado..

Fiscal Council

Gafisa’s Bylaws provide for a non-permanent Fiscal Council, which can be formed and have its members determined by a General Shareholders’ Meeting, as provided by Brazilian Corporate Law. The Fiscal Council, when formed, will consist of 3 to 5 members, with an equal number of alternates.

The operations of the Fiscal Council, when formed, ends at the first Annual General Meeting ("AGM") held after its formation, and its members can be re-elected. The remuneration of the Fiscal Council members shall be set by the General Shareholders' Meeting that elects them.

The AGM of April 16, 2015 appointed the members of the Fiscal Council, which will operate until the Company's next Annual General Meeting to be held in April 2016.

Currently, the Fiscal Council is composed of Messrs. Olavo Fortes Campos Rodrigues Junior, Peter Edward Cortes Marsden Wilson and Laiza Fabiola Martins de Santa Rosa as sitting members and Messrs. Marcello Mascotto Iannalfo and Marcelo Martins Louro as alternate members.

Management Team

The Executive Board is the Company's body mainly responsible for the daily administration and monitoring of the general policies and guidelines established by the General Shareholders’ Meeting and the Board of Directors.

Gafisa’s Executive Board must consist of a minimum of two and a maximum of eight members, including the President, the Chief Financial Officer and the Investor Relations Officer, elected by the Board of Directors for a term of three years, re-election allowed as per the Bylaws. Currently, five members comprise the Board:

Name	Position	Date of Investiture	Term
Sandro Rogério da Silva Gamba	CEO	05/05/2014	05/04/2017
André Bergstein	CFO and Investor Relations Officer	05/05/2014	05/04/2017
Luiz Carlos Siciliano	Operating Executive Director	05/05/2014	05/04/2017
Octavio Marques Flores	Operating Executive Director	05/05/2014	05/04/2017
Katia Varalla Levy	Operating Executive Director	05/05/2014	05/04/2017

Committees

The Company has three advisory committees to the Board of Directors, on a permanent and statutory basis, and that must be composed of three independent members of the Board of Directors. These Committees have no decision making power - working in an advisory capacity only for the Board of Directors, which is always responsible for the final decision:

▪  Appointments and Corporate Governance Committee: aims to periodically analyze and report issues regarding the size, identification, selection and appointment of the Board of Directors, Management and candidates nominated to join the Board and its Committees, as well as developing and recommending governance principles applicable to the Company. It is currently presided by Claudio José Carvalho de Andrade, and the members Rodolpho Amboss and Guilherme Affonso Ferreira.

(A free translation from the original in Portuguese into English)

▪  Audit Committee: is responsible for the planning and review of the Company’s reports annual and quarterly accounts, as well as the involvement of auditors in the process and is specially focused on the compliance with legal requirements and accounting norms, ensuring the maintenance of an effective system of internal controls. This Committee must be composed of members experienced in matters relating to accounting, auditing, finance, taxation and internal controls, and one of the members must have vast experience in accounting and financial management. It is currently presided by José Écio Pereira, and the members Maurício Marcellini Pereira and Francisco Vidal Luna.

▪  Compensation Committee: is responsible for evaluating and making recommendations to the Board of Directors regarding the compensation policies and all forms of remuneration to be offered to the Executive Directors and other Company’s employees. It is currently presided by Claudio José Carvalho de Andrade, and the members Rodolpho Amboss and Guilherme Affonso Ferreira.

The Company also has three non-statutory advisory committees to the Board of Directors, composed of Directors and Managers of the Company:

▪  Ethics Committee: is responsible for monitoring practices adopted by the entire organization, ensuring that they are compatible with Gafisa’s vision and values and with the principles and conduct guidelines in the Code of Ethics. This Committee is overseen by the Audit Committee.

▪  Investment Committee: is responsible to analyzing, discussing and recommending the acquisition of new properties and real estate launches; advising the Directors on the negotiation of new contracts and project structuring; monitoring releases of funds and the Company’s cash flow; and, in special cases, participating in the negotiation and structuring of new types of agreements. This Committee is composed only of Statutory Directors of the Company.

▪  Finance Committee: is responsible for evaluating and providing recommendations to the Board of Directors, risk policies and the Company’s financial investments. This Committee is composed of Executive Officers of the Company.

The composition of these committees can be accessed on the Company’s Investor Relations website: www.gafisa.com.br/ri.

Dividends, Shareholder Rights and Share Data

In order to equally protect the interest of all shareholders, the Company determines, in accordance with the current legislation and best governance practices, the following rights to Gafisa’s shareholders:

▪  vote at the General Meeting, annual or extraordinary, and make recommendations and guidelines to the Board of Directors in the decision making processes;

▪  receive dividends and participate in the distribution of profits or other distributions relating to shares, in proportion to their holdings in the Company’s capital stock;

▪  overseeing Gafisa’s management, as per the Bylaws, and to withdraw from the Company in cases provided for by Brazilian Corporate Law; and

▪  receive at least 100% of the price paid per common share of the control block, according to the regulations of the Novo Mercado, in the case of public offering of shares as a result of the Company's control alienation.

Under Article 47, paragraph 2 (b) of the Bylaws, 25% of the balance of net income of the fiscal year, after deductions provided for in the Bylaws and adjusted pursuant to Article 202 of Brazilian Corporate Law, will be paid as dividends to all shareholders.

Due to the accumulated profit of R$74.4 millions, calculated in the fiscal year ended 12.31.2015, the management proposal to be voted on at the Annual General Meeting, will include the distribution of approximately R$17.7 millions, or around R$0.048 per share. This distribution will allow our shareholders to record a dividend yield of around 2.0% base on closing price of 2015.

(A free translation from the original in Portuguese into English)

CAPITAL MARKETS

The Company, which capital is pulverized, remains the only Brazilian real estate company to have its shares traded on Level 3 ADRs on the New York Stock Exchange (NYSE), and is one of the most liquid real estate stocks. In 2015, we reached an average daily trading volume of R$8.7 millions on the BM&FBovespa, in addition to the US dollar equivalent of approximately US$2.3 millions on the NYSE, totaling R$11.0 millions average daily trading volume.

In 2015, the Bovespa index fell by 13.31%, and the Company's shares ended at R$2.43 (GFSA3) and US$1.7 (GFA), representing an increase of 10.45% and 28.22%, respectively, compared to 2014.

Gafisa's shares are included in the IBX 100, IGCX, IGC_NM indices, among others.

Independent Auditors

The Company's operating policy on contracting services unrelated to external audit from the independent auditors is based on principles that preserve the autonomy of the independent auditor. These internationally accepted principles consist of: (a) the auditor should not audit his/her own work, (b) the auditor should not perform management roles for his/her client, and (c) the auditor should not promote the interests of his/her clients.

According to Article 2 of CVM Instruction nº 381/03, Gafisa reports that KPMG Auditores Independentes, independent auditors of the Company and its subsidiaries, did not provide services unrelated to independent audit in 2015.

Management Statement

The Management declares, in compliance with Article 25, Paragraph 1, items V and VI of CVM Instruction nº 480/2009, that they reviewed, discussed and agreed with the Financial Statements in this Report and views expressed in the opinion of the Independent Auditors regarding the financial statements.

Acknowledgements

Gafisa thanks the valuable contribution of its employees, customers, suppliers, partners, shareholders, financial institutions, government agencies, regulators and other stakeholders for their support throughout 2015.

(A free translation from the original in Portuguese into English)

Report of Independent Registered Public Accounting Firm

To shareholders and management of

Gafisa S.A.

São Paulo - SP

We have audited the accompanying individual and consolidated financial statements of Gafisa S.A. (the “Company”), identified as Company and Consolidated, respectively, comprising the balance sheet as of December 31, 2015 and the related statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of cash flow for the year then ended, as well as the summary of main accounting practices and other notes to the financial statements.

Management responsibility for the financial statements

The Company’s management is responsible for the preparation and the fairly presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil, and of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) applicable to real estate development entities in Brazil, as approved by the Accounting Pronouncements Committee (CPC), by the Brazilian Securities Commission (CVM) and by the Federal Accounting Council (CFC), and for such internal control as Management determines is necessary to enable the preparation of individual and consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Independent auditor’s responsibility

Our responsibility is to express an opinion on these individual and consolidated financial statements based on our audit. We conducted our audit in accordance with Brazilian auditing standards and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the individual and consolidated financial statements. The selected procedures depend on the auditor’s judgment, including the assessment of the risks of material misstatements of the individual and consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the individual and consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the individual and consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

(A free translation from the original in Portuguese into English)

Opinion on the financial statements prepared in accordance with the accounting practices adopted in Brazil

In our opinion, the aforementioned individual (Company) financial statements present fairly, in all material respects, the financial position of Gafisa S.A. as of December 31, 2015, and of its financial performance, and its  cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil.

Opinion on the consolidated financial statements prepared in accordance with the International Financial Reporting Standards (IFRS), applicable to real estate development entities in Brazil and approved by the Accounting Pronouncements Committee (CPC), the Brazilian Securities Commission (CVM) and the Brazilian National Association of State Boards of Accountancy (CFC)

In our opinion, the aforementioned individual and consolidated financial statements present fairly, in all material respects, the consolidated financial position of Gafisa S.A. as of December 31, 2015, the consolidated financial performance and its  consolidated cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS), applicable to real estate development entities in Brazil and approved by the Accounting Pronouncements Committee (CPC), by the Brazilian Securities Commission (CVM) and by the Federal Accounting Council (CFC).

Emphasis of a matter

As mentioned in Note 2.1, the individual and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil. The consolidated financial statements prepared in accordance with the IFRS applicable to the Brazilian Real Estate Development Entities, also considers the Technical Orientation - OCPC 04 issued by the Accounting Pronouncements Committee (CPC). This technical orientation refers to the revenue recognition of this sector and involves matters related to the meaning and application of the concept of continuous transfer of the risks, benefits and control over real estate unit sales, as described in further details in Note 2.2.2. Our opinion is not modified regarding this matter.

Other matters

Statement of value added

We have also examined the individual (Company) and consolidated statements of value added for the year ended December 31,  2015, prepared under the responsibility of the Company’s management, the presentation of which is required by the Brazilian Corporate Legislation, and considered as supplemental information by the International Financial Reporting Standards (IFRS), which do not require the disclosure of the statement of value added. These value added statements were submitted to the same previously described audit procedures and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements prepared in accordance with the accounting practices adopted in Brazil taken as a whole.

São Paulo (SP), March 3, 2016

KPMG Auditores Independentes

CRC 2SP014428/O-6

(original report signed in Portuguese)

Giuseppe Masi

Accountant CRC 1SP176273/O-7

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Balance sheet

Years ended December 31,  2015 and 2014

(In thousands of Brazilian Reais)

		Company		Consolidated
	Note	2015	2014	2015	2014

Current assets
Cash and cash equivalents	4.1	44,044	33,792	82,640	109,895
Short-term investments	4.2	350,343	582,042	629,671	1,047,359
Trade accounts receivable	5	723,950	748,910	1,395,273	1,440,498
Properties for sale	6	1,135,137	932,681	1,880,377	1,695,817
Receivables from related parties	21.1	78,410	104,765	95,118	142,732
Prepaid expenses	-	1,901	8,036	7,171	15,442
Other assets	7	46,621	61,355	120,657	128,905
Non-current assets held for sale	8	4,367	6,072	105,857	110,563
Total current assets		2,384,773	2,477,653	4,316,764	4,691,211

Non-current assets
Trade accounts receivable	5	262,092	275,531	407,091	384,821
Properties for sale	6	387,375	487,735	750,240	816,525
Receivables from related parties	21.1	78,818	68,120	109,193	107,067
Other assets	7	80,948	84,897	82,880	112,241
		809,233	916,283	1,349,404	1,420,654

Investments	9	3,242,765	3,022,609	967,646	968,393
Property and equipment	10	22,819	22,129	49,176	48,691
Intangible assets	11	33,311	38,707	77,342	76,903
		3,298,895	3,083,445	1,094,164	1,093,987

Total non-current assets		4,108,128	3,999,728	2,443,568	2,514,641

Total assets		6,492,901	6,477,381	6,760,332	7,205,852

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

		Company		Consolidated
	Note	2015	2014	2015	2014

Current liabilities
Loans and financing	12	595,817	443,802	672,365	550,058
Debentures	13	187,744	314,770	389,621	504,387
Payable for purchase of properties and advances from customers	17	148,989	228,991	361,420	490,605
Payables for goods and service suppliers	-	32,115	57,369	57,335	95,131
Taxes and contributions	-	40,902	38,386	102,057	114,424
Salaries, payroll charges and profit sharing	-	26,758	38,507	60,102	65,039
Minimum mandatory dividends	-	17,682	-	17,682	-
Provision for legal claims and commitments	16	100,312	103,034	100,312	103,034
Obligations assumed on the assignment of receivables	14	12,631	14,128	23,482	24,135
Payables to related parties	21.1	801,375	596,047	87,100	156,503
Derivative financial instruments	20.i.b	14,056	3,340	14,056	3,340
Other payables	15	127,123	134,648	163,437	164,213
Total current liabilities		2,105,504	1,973,022	2,048,969	2,270,869

Non-current
Loans and financing	12	542,843	750,272	620,470	847,367
Debentures	13	468,337	484,712	468,337	684,712
Payables for purchase of properties and advances from customers	17	143,216	74,022	248,514	101,137
Deferred income tax and social contribution	19	10,085	26,126	16,489	34,740
Provision for legal claims and commitments	16	82,563	66,806	142,670	136,540
Obligations assumed on the assignment of receivables	14	22,216	20,368	35,811	31,994
Payables to related parties	21.1	-	-	41,002	-
Derivative financial instruments	20.i.b	7,618	4,833	7,618	4,833
Other payables	15	15,028	21,875	33,216	35,257
Total non-current liabilities		1,291,906	1,449,014	1,614,127	1,876,580

Equity
Capital	18.1	2,740,662	2,740,662	2,740,662	2,740,662
Treasury shares	18.1	(25,980)	(79,059)	(25,980)	(79,059)
Capital reserves and reserve for granting stock options	-	76,834	69,897	76,834	69,897
Income reserve	-	303,975	323,845	303,975	323,845
		3,095,491	3,055,345	3,095,491	3,055,345
Noncontrolling interest		-	-	1,745	3,058
Total equity		3,095,491	3,055,345	3,097,236	3,058,403
Total liabilities and equity		6,492,901	6,477,381	6,760,332	7,205,852

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Statement of profit or loss

Years ended December 31, 2015 and 2014

(In thousands of Brazilian Reais, except if stated otherwise)

		Company		Consolidated
	Note	2015	2014	2015	2014
Continuing operations
Net operating revenue	22	1,107,262	1,144,821	2,294,319	2,150,998

Operating costs
Real estate development and sales of properties	23	(832,236)	(813,943)	(1,667,505)	(1,609,246)

Gross profit		275,026	330,878	626,814	541,752

Operating (expenses) income
Selling expenses	23	(82,550)	(79,120)	(163,260)	(148,041)
General and administrative expenses	23	(97,440)	(124,827)	(181,413)	(211,906)
Income from equity method investments	9	155,343	(25,228)	41,766	19,263
Depreciation and amortization	10 and 11	(29,994)	(60,757)	(47,420)	(79,251)
Other income (expenses), net	23	(104,121)	(61,052)	(160,201)	(141,349)

Profit (loss) before financial income and expenses and income tax and social contribution		116,264	(20,106)	116,286	(19,532)

Financial expenses	24	(121,072)	(114,369)	(162,258)	(165,712)
Financial income	24	67,530	90,883	124,131	156,794

Profit (loss) before income tax and social contribution		62,722	(43,592)	78,159	(28,450)

Current income tax and social contribution		(4,314)	(14,700)	(24,598)	(33,330)
Deferred income tax and social contribution		16,041	15,743	17,418	18,055

Total Income tax and social contribution	19.i	11,727	1,043	(7,180)	(15,275)

Net income (loss) from continuing operations		74,449	(42,549)	70,979	(43,725)

Net income (loss) for the year		74,449	(42,549)	70,979	(43,725)

(-) Attributable to:
Noncontrolling interests		-	-	(3,470)	(1,176)
Owners of Gafisa		74,449	(42,549)	74,449	(42,549)

Weighted average number of shares (in thousands)	27	367,572	401,905

Basic earning (loss) per thousand shares - In Reais (Company)	27	0.203	(0.106)
From continuing operations		0.203	(0.106)
From discontinued operations		-	-

Diluted earning (loss) per thousand shares - In Reais (Company)	27	0.201	(0.106)
From continuing operations		0.201	(0.106)
From discontinued operations		-	-

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Statement of comprehensive income (loss)

Years ended December 31, 2015 and 2014

 (In thousands of Brazilian Reais, except if stated otherwise)

	Company		Consolidated
	2015	2014	2015	2014

Net income (loss) for the year	74,449	(42,549)	70,979	(43,725)

Total comprehensive income (loss), net of taxes	74,449	(42,549)	70,979	(43,725)

Attributable to:
Owners of Company	74,449	(42,549)	74,449	(42,549)
Noncontrolling interests	-	-	(3,470)	(1,176)

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Statement of changes in equity

Years ended December 31, 2015 and 2014

(In thousands of Brazilian Reais)

		Attributed to Owners of the Company
					Income Reserve
	Note	Capital	Treasury shares	Reserve for granting shares	Legal reserve	Reserve for investments	Retained earnings (accumulated losses)	Total Company	Noncontrolling interests	Total consolidated
Balances at December 31, 2013		2,740,662	(73,070)	54,383	31,593	437,156	-	3,190,724	23,759	3,214,483

Stock option plan	18.3	-	-	15,514	-	-	-	15,514	-	15,514
Treasury shares acquired	18.1	-	(115,265)	-	-	-	-	(115,265)	-	(115,265)
Treasury shares sold	18.1	-	17,583	-	-	(10,662)	-	6,921	-	6,921
Treasury shares cancelled		-	91,693	-	-	(91,693)	-	-	-	-
Acquisition of non-controlling interests		-	-	-	-	-	-	-	(19,525)	(19,525)
Loss for the year	-	-	-	-	-	-	(42,549)	(42,549)	(1,176)	(43,725)
Absorption of loss for the year with Income reserves:	18.2	-	-	-	-	(42,549)	42,549	-	-	-

Balances at December 31, 2014		2,740,662	(79,059)	69,897	31,593	292,252	-	3,055,345	3,058	3,058,403

Capital increase		-	-	-	-	-	-	-	2,157	2,157
Stock option plan	18.3	-	-	6,937	-	-	-	6,937	-	6,937
Treasury shares acquired	18.1	-	(24,157)	-	-	-	-	(24,157)	-	(24,157)
Treasury shares sold	18.1	-	3,022	-	-	(2,423)	-	599	-	599
Treasury shares cancelled	18.1	-	74,214	-	-	(74,214)	-	-	-	-
Profit for the year	-	-	-	-	-	-	74,449	74,449	(3,470)	70,979
Allocation:	18.2
Legal reserve		-	-	-	3,722	-	(3,722)	-	-	-
Declared dividends		-	-	-	-		(17,682)	(17,682)	-	(17,682)
Reserve for investments		-	-	-	-	53,045	(53,045)	-	-	-

Balances at December 31, 2015		2,740,662	(25,980)	76,834	35,315	268,660	-	3,095,491	1,745	3,097,236

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Cash flow statement

Years ended December 31, 2015 and 2014

(In thousands of Brazilian Reais)

	Company		Consolidated
	2015	2014	2015	2014
Operating activities
Income (loss) before income tax and social contribution	62,722	(43,592)	78,159	(28,450)
Expenses/(income) not affecting cash and cash equivalents:
Depreciation and amortization (Notes 10 and 11)	29,994	43,153	47,420	61,647
Stock option expense (Note 18.3)	7,826	33,168	9,964	34,006
Unrealized interests and charges, net	73,142	41,059	88,960	69,355
Warranty provision (Note 15)	11,100	7,771	7,480	(839)
Provision for legal claims and commitments (Note 16)	88,067	60,221	118,449	113,064
Provision for profit sharing (Note 26 (iii))	14,000	19,000	25,502	35,006
Allowance for doubtful accounts and cancelled contracts (Note 5)	6,749	(1,424)	21,182	(14,616)
Provision for realization of non-financial assets:
Properties and land for sale (Note 6 and 8)	(617)	5,449	(13,176)	(6,089)
Intangible assets (Note 11)	-	17,604	-	17,604
Income from equity method investments (Note 9)	(155,343)	25,229	(41,766)	(19,263)
Financial instruments (Note 20)	17,151	7,492	17,153	7,492
Provision for penalties due to delay in construction works (Note 15)	(2,137)	(3,332)	(4,450)	(6,867)
Write-off of property and equipment and intangible assets, net (Notes 10 and 11)	4,030	1,529	6,242	8,808
Write-off of investments (Note 9)	-	17,428	(3,083)	5,748

Decrease/(increase) in operating assets
Trade accounts receivable	18,948	143,903	10,924	391,625
Properties for sale and land available for sale	(99,773)	(306,741)	(130,938)	(462,417)
Other assets	16,646	(11,416)	(7,117)	(11,574)
Prepaid expenses	6,135	13,404	8,271	19,743

Increase/(decrease) in operating liabilities
Payables for purchase of properties and advances from customers	(10,808)	(17,081)	18,192	103,392
Taxes and contributions	2,516	(1,277)	(12,367)	(26,088)
Payables for goods and service suppliers	(25,254)	5,954	(37,796)	15,789
Salaries, payroll charges and profit sharing	(25,750)	(39,829)	(30,440)	(66,158)
Other payables	(109,849)	31,709	(97,175)	(51,853)
Transactions with related parties	174,368	97,868	19,338	(37,732)
Paid taxes	(4,314)	(90,812)	(7,180)	(109,442)

Cash and cash equivalents from (used in) operating activities	99,549	56,257	91,748	41,891

Investing activities
Purchase of property and equipment and intangible assets (Notes 10 and 11)	(29,318)	(64,859)	(54,586)	(88,532)
Purchase of short-term investments	(3,092,210)	(3,393,034)	(5,404,967)	(4,855,621)
Redemption of short-term investments	3,323,909	4,052,017	5,822,656	5,617,231
Investments	(2,917)	(59,833)	(1,636)	29,026
Dividends received (Note 9)	-	44,775	-	49,849

Cash from (used in) investing activities	199,464	579,066	361,466	751,953

Financing activities
Increase in loans, financing and debentures	680,737	655,157	845,935	822,123
Payment of loans, financing and debentures - principal	(704,578)	(727,174)	(1,064,324)	(1,048,057)
Payment of loans, financing and debentures - interest	(248,116)	(236,325)	(306,302)	(315,798)
Assignment of receivables	13,053	10,278	24,558	12,434
Payables to venture partners	(6,081)	(108,742)	(6,135)	(112,650)
Payment of dividends and interest on equity	-	(150,042)	-	(150,042)
Loan transactions with related parties	(218)	1,903	49,357	1,193
Disposal of treasury shares (Note 18.1)	3,022	17,583	3,022	17,583
Result of the disposal of treasury shares (Note 18.1)	(2,423)	(10,664)	(2,423)	(10,664)
Repurchase of treasury shares (Note 18.1)	(24,157)	(92,537)	(24,157)	(115,265)

Cash and cash equivalents from financing activities	(288,761)	(640,563)	(480,469)	(899,143)

Net increase/(decrease) in cash and cash equivalents	10,252	(5,240)	(27,255)	(105,299)

Cash and cash equivalents
At the beginning of the year	33,792	39,032	109,895	215,194
At the end of the year	44,044	33,792	82,640	109,895

Net increase (decrease) in cash and cash equivalents	10,252	(5,240)	(27,255)	(105,299)

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Statement of value added

Years ended December 31, 2015 and 2014

(In thousands of Brazilian Reais)

	Company		Consolidated

	2015	2014	2015	2014

Revenues	1,213,220	1,257,710	2,485,290	2,325,677
Real estate development and sales	1,219,969	1,256,286	2,475,927	2,256,198
Reversal (recognition) of allowance for doubtful accounts and cancelled contracts	(6,749)	1,424	9,363	69,479
Inputs acquired from third parties (including taxes on purchases)	(840,640)	(782,133)	(1,728,586)	(1,667,210)
Operating costs - Real estate development and sales	(707,515)	(705,984)	(1,501,536)	(1,437,656)
Materials, energy, outsourced labor and other	(133,125)	(76,149)	(227,050)	(229,554)

Gross value added	372,580	475,577	756,704	658,467

Depreciation and amortization	(29,994)	(60,757)	(47,420)	(79,251)

Net value added produced (distributed) by the Company	342,586	414,820	709,284	579,216

Value added received on transfer	222,873	65,655	165,897	176,057
Income from equity method investments	155,343	(25,228)	41,766	19,263
Financial income	67,530	90,883	124,131	156,794

Total value added to be distributed	565,459	480,475	875,181	755,273

Value added distribution	565,459	480,475	875,181	755,273
Personnel and payroll charges	117,933	152,891	216,177	216,410
Taxes and contributions	118,235	139,056	242,941	229,919
Interest and rents	254,842	231,077	341,614	351,493
Dividends (Note 18.2)	17,682	-	17,682	-
Retained earnings attributable to noncontrolling interests	-	-	3,470	1,176
Retained earnings (incurred losses)	56,767	(42,549)	53,297	(43,725)

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the financial statements

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.    Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with registered office at Avenida das Nações Unidas, 8.501, 19th floor, in the city and state of São Paulo, Brazil and commenced its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties (in the latter case, as construction company and proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies who share similar objectives.

The Company has stocks traded at BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros and the New York Stock Exchange (NYSE), reporting its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Company enters real estate development projects with third parties through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”) or through the formation of consortia and condominiums. Controlled entities substantially share managerial and operating structures, and corporate, managerial and operating costs with the Company. SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

On April 29, 2015, following the material fact disclosed on February 7, 2014, the Company disclosed a new material fact informing to its shareholders and the market that the works for the potential separation of the business units Gafisa and Tenda continue to be carried out, aiming at fulfilling the conditions considered sufficient for its implementation. However, in view of the fact that the process for defining the capital structure is still in progress, and taking into account that such definition is a necessary step towards the separation process, the asset has not yet shown characteristics that enable its immediate separation under current conditions, and, accordingly, it is not yet possible to estimate a term for completing the potential separation.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies

2.1.    Basis of presentation and preparation of individual and consolidated financial statements

On March 3, 2016, the Company’s Board of Directors approved these individual and consolidated financial statements of the Company and authorized their disclosure.

The individual financial statements, identified as “Company”, have been prepared and are being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncements Committee (CPC), approved by the Brazilian Securities and Exchange Commission (CVM) and are disclosed together with the consolidated financial statements.

The consolidated financial statements of the Company have been prepared and are being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the CPC, approved by the Brazilian Securities and Exchange Commission (CVM), and according to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The individual financial statements of the Company are not considered in compliance with the International Financial Reporting Standards (IFRS), once they consider the capitalization of interest on qualifying assets of investees in the separate financial statements of the Company. In view of the fact that there is no difference between the Company’s and the consolidated equity and profit or loss, the Company opted for presenting the accompanying individual and consolidated information in only one set.

The consolidated financial statements are specifically in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate development entities in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, in relation to the treatment of the recognition of revenue from this sector and involves certain matters related to application of the continuous transfer of the risks, rewards and control over the real estate units sold.

The presentation of the individual and consolidated Statement of Value Added (DVA) is required by the Brazilian corporate legislation and the accounting practices adopted in Brazil applicable to publicly-held companies and was prepared according to CVM Resolution 557, of November 12, 2008, which approved the accounting pronouncement CPC 09 – Statement of Value Added. The IFRS does not require the presentation of this statement. Consequently, under the IFRS, this statement is presented as additional information, without causing harm to the financial statements as a whole.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.1.    Basis of presentation and preparation of individual and consolidated financial statements --Continued

The financial statements have been prepared on a going concern basis. Management makes an assessment of the Company’s ability to continue as going concern when preparing the financial statements.

All amounts reported in the accompanying financial statements are in thousands of Reais, except as otherwise stated.

2.1.1.    Consolidated financial statements

The consolidated financial statements of the Company include the financial statements of Gafisa and its direct and indirect subsidiaries. The Company controls an entity when it is exposed or is entitled to variable returns arising from its involvement with the entity and has the ability to affect those returns through the power that it exerts over the entity. The existence and the potential effects of voting rights, which are currently exercisable or convertible, are taken into account when evaluating whether the Company controls other entity. The subsidiaries are fully consolidated from the date the control is transferred and the consolidation is discontinued from the date control ceases.

The accounting practices were uniformly adopted in all subsidiaries included in the consolidated financial statements and the fiscal year of these companies is the same of the Company. See further details in Note 9.

2.1.2.    Functional and presentation currency

The functional and presentation currency of the Company is Real.

2.1.3.    Presentation of segment information

The presentation of operating segment information is consistent with the internal reports provided to the main decision makers of operational matters, the Board of Executive Officers and the Board of Directors, who are responsible for allocating resources, assessing the performance of operating segments and making strategic decisions.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies

2.2.1.    Accounting judgments, estimates and assumptions

Accounting estimates and judgments are evaluated on an ongoing basis based on historical experience and other factors, including expectations on future events, considered reasonable under the circumstances.

(i)     Judgments

The preparation of the individual and consolidated financial statements of the Company requires management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, as well as the disclosure of contingent liabilities, at the reporting date of financial statements.

(ii)    Estimates and assumptions

Assets and liabilities subject to estimates and assumptions include the provision for impairment of asset, transactions with share-based payment, provision for legal claims, fair value of financial instruments, measurement of the estimated cost of ventures, deferred tax assets, among others.

The main assumptions related to sources of uncertainty over future estimates and other important sources of uncertainty over estimates at the reporting date, which may result in different amounts upon settlement are discussed below:

a)      Impairment of non-financial assets

An impairment loss exists when the asset’s carrying amount exceeds its recoverable amount, which is the higher of an asset’s fair value less costs to sell and its value in use.

The calculation of the fair value less cost to sell is based on available information on sale transactions of similar assets or market prices less additional costs of disposal. The calculation of the value in use is based on the discounted cash flow model.

Cash flows are derived from the budget for the following five years, and do not include uncommitted restructuring activities or future significant investments that will improve the asset basis of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate used under the discounted cash flow method, the estimated future cash inflows and to the growth rate used for purposes of extrapolation.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.1.    Accounting judgments, estimates and assumptions --Continued

(ii)    Estimates and assumptions --Continued

a)      Impairment of non-financial assets--Continued

Indefinite lived intangible assets and goodwill attributable to future economic benefit are tested at least annually or when circumstances indicate a decrease in the carrying value. The main assumptions used for determining the recoverable amount of cash-generating unit are detailed in Note 11.

b)    Share-based payment transactions

The Company measures the cost of transactions with employees to be settled with shares based on the fair value of equity instruments on the grant date. For cash-settled share-based transactions, the liability is required to be remeasured at the end of each reporting period through the settlement date, recognizing in profit or loss possible changes in fair value, which requires revaluation of the estimates used at the end of each reporting period. The estimate of the fair value of share-based payments requires the determination of the most adequate pricing model to grant equity instruments, which depends on the grant terms and conditions.

It also requires the determination of the most adequate data for the pricing model, including the expected option life, volatility and dividend income, and the corresponding assumptions. The assumptions and models used to estimate the fair value of share-based payments are disclosed in Note 18.3.

c)    Provision for legal claims

The Company recognizes a provision for tax, labor and civil claims (Note 16). The assessment of the probability of a loss includes the evaluation of the available evidences, the hierarchy of laws, existing case law, the latest court decisions and their significance in the judicial system, and the opinion of external legal counsel. Provisions are reviewed and adjusted to take into account the changes in circumstances, such as applicable statutes of limitations, findings of tax inspections, or additional exposures found based on new court issues or decisions.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.1.    Accounting judgments, estimates and assumptions --Continued

(ii)    Estimates and assumptions --Continued

c)     Provision for legal claims --Continued

There are uncertainties inherent in the interpretation of complex tax rules and in the value and timing of future taxable income. In the ordinary course of business, the Company and its subsidiaries are subject to assessments, audits, legal claims and administrative proceedings in civil, tax and labor matters.

d)    Fair value of financial instruments

When the fair value of the financial assets and liabilities presented in the balance sheet cannot be obtained in the active market, it is determined using valuation techniques, including the discounted cash flow method.

The data for such methods is based on those available market information; however, when it is not viable, a certain level of judgment is required to establish the fair value. The judgment includes considerations regarding the data used, such as interest rates, liquidity risk, credit risk, and volatility. Changes in the assumptions about these factors may affect the stated fair value of financial instruments.

e)    Estimated cost of construction

Estimated costs, mainly comprising the incurred and estimated costs for completing the construction projects, are regularly reviewed, based on the progress of construction, and any resulting adjustments are recognized in profit or loss of the Company. The effects of such estimate reviews affect the statement of profit or loss.

f)     Realization of deferred income tax

The initial recognition and further analysis of the realization of a deferred tax asset is carried out when it is probable that a taxable profit will be available in subsequent years to offset the deferred tax asset, based on projections of results and based on internal assumptions and future economic scenarios that enable its total or partial use.

The other provisions recognized in the Company are described in Note 2.2.23.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.2.    Recognition of revenue and expenses

(i)     Real estate development and sales

(a)     For the sales of completed units, revenues are recognized upon completion of the sale and the transfer of significant risks and rewards, regardless of the timing of receipt from the customer.

(b)    For the construction phase pre-sale of completed units:

•   The incurred cost (including cost of land, and other directly related expenditure) that corresponds to the units sold is included in profit or loss. For the units not yet sold, the incurred cost is included in inventory (Note 2.2.7);

•   Sales revenues are appropriated to profit or loss, using the percentage-of-completion method for each venture, this percentage being measured in view of the incurred cost in relation to the total estimated cost of the respective ventures;

•   Sales revenues recognized in excess of actual payments received from customers is recorded as either a current asset or long-term receivables in “Trade accounts receivable”. Any payment received in connection with the sales of units that exceeds the amount of revenues recognized is recorded as “Payables for purchase of land and advances from customers ";

•   Interest and inflation-indexation charges on accounts receivable as from the time the units are sold and delivered, as well as the adjustment to present value of account receivable, are included in the real estate development and sales when incurred, on a pro rata basis using the accrual basis of accounting;

•   Financial charges on account payable for acquisition of land and those directly associated with the financing of construction are capitalized and recorded in properties for sale and included in the incurred cost of units under construction until their completion, and follow the same recognition criteria as the cost of real estate development for units sold while under construction;

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.2.    Recognition of revenue and expenses --Continued

(i)     Real estate development and sales --Continued

•   Taxes levied and deferred on the difference between real estate development revenues and the cumulative revenue subject to tax are calculated and recognized when this difference in revenues is recognized; and;

•   Other expenses, including advertising and publicity, are recognized in profit or loss when incurred.

(ii)    Construction services

Revenues from real estate services are recognized as services are rendered and tied to the construction management activities for third parties and technical advisory services.

(iii)   Barter transactions

Barter transactions have the objective of receiving land from third parties that are settled with the delivery of real estate units or transfer of portions of the revenue from the sale of real estate units of ventures. The land acquired by the Company and its subsidiaries is determined based on fair value, as a component of inventories, with a corresponding entry to advances from customers in liabilities. Revenues and costs incurred from barter transactions are included in profit or loss over the course of construction period of ventures, as previously described in item (b).

2.2.3.    Financial instruments

Financial instruments are recognized from the date the Company becomes a party to the contractual provisions of financial instruments, which mainly comprise cash and cash equivalents, short-term investments, account receivable, loans and financing, suppliers, and other debts.

After initial recognition, financial instruments are measured as described below:

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.3.    Financial instruments --Continued

(i)     Financial instruments through profit or loss

A financial instrument is classified into fair value through profit or loss if it is held for trading, or designated as such when initially recognized.

Financial instruments are designated at fair value through profit or loss if the Company manages these investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented investment strategy or risk management. After initial recognition, related transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and their changes therein are recognized in profit or loss.

In the year ended December 31, 2015, the Company held derivative financial instruments with the objective of mitigating the risk of its exposure to the volatility of indices and interest rates, recognized at the fair value directly in profit or loss. In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for purposes other than for hedging.

The Company does not adopt the hedge accounting practice.

 (ii)   Financial assets

       Financial assets are classified into financial assets at fair value through profit or loss, receivables, held-to-maturity investments and available-for-sale financial assets. The Company determines the classification of its financial assets at their initial recognition, when it becomes a party to the contractual provisions of the instrument.

       Financial assets are initially recognized at fair value, plus, in the case of investments not designated at fair value through profit or loss, the transaction costs are directly attributable to their acquisition.

       The financial assets of the Company include cash and cash equivalents, short-term investments, trade accounts receivable and derivative financial instruments.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.3.    Financial instruments --Continued

(ii)    Financial assets --Continued

       Derecognition (write-off)

       A financial asset (or, as the case may be, a portion of a financial asset or portion of a group of similar financial assets) is derecognized when:

•         The rights to receive cash inflows of an asset expire;

•         The Company transfers its rights to receive cash inflows of an asset or assume an obligation of fully pay the cash inflows received, without significant delay, to a third party because of a “transfer” agreement; and (a) the Company substantially transfers the risks and rewards of the asset, or (b) the Company does not substantially transfer or retain all risks and rewards related to the asset, but transfers the control over the asset.

When the Company has transferred its rights to receive cash inflows of an asset, and signed an agreement to pass it on, and has not substantially transferred or has retained all risks and rewards related to the asset, an asset is recognized to the extent of the continuous involvement of the Company with the asset. In this case, the Company also recognizes a related liability. The transferred asset and related liability are measured based on the rights and obligations that the Company has maintained.

The continuous involvement by means of a guarantee on the transferred asset is measured at the lower of the original carrying value of the asset and the highest consideration that may be required from the Company.

 (iii)  Financial liabilities at fair value through profit or loss

       Financial liabilities through profit or loss include trading financial liabilities and financial liabilities designated as such upon initial recognition.

       Loans and financing

       Subsequent to initial recognition, loans and financing accruing interest are measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in statement of profit or loss, at the time liabilities are written-off, as well as during the amortization process using the effective interest rate method.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.3.    Financial instruments --Continued

(iii)   Financial liabilities at fair value through profit or loss --Continued

       Derecognition (write-off)

       A financial liability is derecognized when its contractual obligations are discharged, cancelled or expires.

       When an existing financial liability is substituted by another from the same creditor, under substantially different terms, or when the terms of an existing liability are significantly modified, this substitution or change is treated as a derecognition of the original liability and recognition of a new liability. The difference in the corresponding carrying values is recognized in profit or loss.

Financial instrument – net presentation

Financial assets and liabilities are stated at their net amounts in the balance sheet when, and only when, there is a current and enforceable legal right to offset the amounts, and if there is intention to offset them or realize the asset and settle the liability simultaneously. The legal right shall not be contingent in future events and shall be applicable in the normal course of business, and in case of default, insolvency or bankruptcy of the company or counterparty.

2.2.4.    Cash and cash equivalents and short-term investments

Cash and cash equivalents substantially comprise demand deposits and bank certificates of deposit held under resale agreements, denominated in Reais, with high market liquidity and original contractual maturities of 90 days or less, and for which there are no penalties or other restrictions for the immediate redemption thereof.

Cash equivalents are classified as financial assets at fair value through profit or loss and are recorded at the original amounts plus income earned, calculated on a “pro rata basis", which are equivalent to their market values, not having any impact to be accounted for in the Company’s equity.

Short-term investments include bank deposit certificates, federal government bonds, exclusive investment funds that are fully consolidated, and collaterals, which are classified at fair value through profit or loss (Note4.2).

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.5.    Trade account receivable

These are presented at present and realization values. The classification between current and noncurrent is made based on the expected maturity of contract installments.

The installments due are indexed based on the National Civil Construction Index (INCC) during the period of construction, and based on the General Market Prices Index (IGP-M) and interest at 12% p.a., after the delivery of the units.

The adjustment to present value is calculated between the contract signature date and the estimated date to transfer the completed property’ keys to the buyer, using a discount rate represented by the average rate of the financing obtained by the Company, net of inflation, as mentioned in Note 2.2.20.

The reversal of the present value adjustment, considering that an important part of the Company operations consists of financing its clients until key delivery, was carried out as contra-entry to the group of real estate development revenue, consistently with interest incurred on the portion of receivables balance related to the period subsequent to the handover of keys.

2.2.6.    Mortgage-backed Securities (CRIs) and Housing Loan Certificate (CCI)

The Company and its subsidiaries carry out the assignment and/or securitization of receivables related to receivables with collateral of completed projects and those still under construction. This securitization is carried out through the issuance of the Housing Loan Certificate (“Cédula de Crédito Imobiliário” or “CCI”), which is assigned to financial institutions that grant loans. When there is no right of recourse, this assignment is recorded as reduction of accounts receivable. When there is right of recourse against the Company, the assigned receivable is maintained in the balance sheet and the funds from assignment are classified into the account “Obligations assumed on assignment of receivable”, until certificates are settled by customers.

In this situation, the transaction cost is recorded in “financial expenses” in the statement of profit or loss for the year in which is made.

When there are financial guarantees, represented by the acquisition of subordinated CRI, they are recorded on the balance sheet as “short-term investments” at the realizable value, which is equivalent to fair value.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.7.    Properties for sale

The Company and its subsidiaries acquire land for future real estate developments, on payment conditions in current currency or through barter transactions. Land acquired through barter transaction is stated at fair value, and the revenue and cost are recognized according to the criteria described in Note 2.2.2 (iii).

Properties are stated at construction cost, and decreased by the provision when it exceeds its net realizable value. In the case of real estate under construction, the portion in inventories corresponds to the cost incurred for units that have not yet been sold.  The incurred cost comprises construction costs (materials, own or outsourced labor, and other related items), and legal expenses relating to the acquisition of land and projects, land costs and financial charges which relate to a project over the construction period.

The classification of land between current and noncurrent assets is made by Management based on the expected period for launching real estate ventures. Management periodically revises the estimates of real estate ventures launches.

2.2.8.    Selling expenses - commissions

Brokerage expenditures are recorded in profit or loss under the account “Selling expenses” employing the same percentage-of-completion criteria adopted for revenue recognition. The charges related to sales commission of the buyer are not recognized as revenue or expense of the Company.

2.2.9.    Prepaid expenses

These are recognized in profit or loss as incurred using the accrual basis of accounting.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.10.  Land available for sale

Land available for sale is measured at the lower of the carrying value and the fair value less the costs to sell and is classified as held for sale if its carrying value is to be recovered through a sale transaction of the land. This condition is considered fulfilled only when the sale is highly probable and the asset is available for immediate sale under its current condition. Management shall undertake to sell it in a year after the classification date.

2.2.11.  Investments in subsidiaries

Investments in subsidiaries are recorded in the Company using the equity method.

When the Company's equity in the losses of subsidiaries is equal to or higher than the amount invested, the Company recognizes the residual portion in net capital deficiency since it assumes obligations and makes payments on behalf of these companies. For this purpose, the Company recognizes a provision at an amount considered appropriate to meet the obligations of the subsidiary (Note 9).

2.2.12.  Property and equipment

Items of property and equipment are measured at cost, less accumulated depreciation and/or any accumulated impairment losses, if applicable.

An item of property and equipment is derecognized when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition of an asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is recognized in profit or loss upon derecognition.

Depreciation is calculated based on the straight-line method considering the estimated useful lives of the assets (Note 10).

Expenditures incurred in the construction of sales stands, display apartments and related furnishings are capitalized as property and equipment of the Company and its subsidiaries. Depreciation of these assets commences upon launch of the development and is recorded over the average term the stand is in use and is written-off when it is retired.

Property and equipment are subject to periodic assessments of impairment.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.13.  Intangible assets

(i)      Expenditures related to the acquisition and implementation of computer systems and software licenses are recorded at acquisition cost and amortized on straight-line basis over a period of up to five years, and are subject to periodic assessments of impairment of assets.

(ii)     The Company’s investments in subsidiaries include goodwill when the acquisition cost exceeds the market value of net assets of the acquiree.

The goodwill recorded as of December 31, 2015 and 2014 refers to acquisitions before the date of transition to CPC/IFRS (January 1, 2009), and the Company opted to not retrospectively recognize the acquisitions of investments before the transition date, to adjust any of the respective goodwill.

Impairment testing of goodwill is performed at least annually  or whenever circumstances indicate an impairment loss.

2.2.14.  Payables for purchase of properties and advances from customer due to barter

Payables for purchase of land are recognized at the amounts corresponding to the contractual obligations assumed. Subsequently they are measured at amortized cost, plus interest and charges proportional to the incurred period (“pro rata” basis), net of present value adjustment.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value of the units to be delivered.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.15.  Income tax and social contribution

(i)      Current income tax and social contribution

Current income tax is the expected tax payable or receivable/to be offset in relation to taxable profit for the year. In the year 2014, the Company and its subsidiaries used the Brazilian Transitory Tax Regime (RTT), which permitted the exclusion of the effect from the changes, introduced by Laws No. 11,638/2007 and No. 11,941/2009, in the tax basis of such taxes.

Income taxes in Brazil comprise income tax (25%) and social contribution (9%), for entities on the standard profit regime, for which the composite statutory rate is 34%. Deferred taxes for these entities are recognized on all temporary tax differences at the reporting date between the tax bases of assets and liabilities, and their carrying values.

As permitted by tax legislation, certain subsidiaries opted for the presumed profit regime, a method under which the taxable profit is calculated as a percentage of gross sales. For these companies, the income tax is calculated on estimated profits at rate of 8% and 12% of gross revenues, respectively, on which the rates of the respective tax and contribution are levied.

As permitted by legislation, the development of certain ventures are subject to the “afetação” regime, based on which the land and its features where a real estate will be developed, as well as other binding assets and rights, are separated from the assets of the developer and comprise the “patrimônio de afetação” (detached assets) of the corresponding development and which real estate units will be delivered to the buyers. In addition, certain subsidiaries made the irrevocable option for the Special Taxation Regime (RET), adopting the "patrimônio de afetação", according to which the income tax and social contribution are calculated at 1.92% on gross revenues (4% also levying PIS and COFINS on revenues).

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.15.  Income tax and social contribution --Continued

(ii)     Deferred income tax and social contribution

Deferred taxes are recognized in relation to tax losses and temporary differences between the amount of assets and liabilities for accounting purposes and the corresponding amounts used for tax purposes.

They are recognized to the extent that it is probable that future taxable profit will be available to be used to offset deferred tax assets, based on profit projections made using internal assumptions and considering future economic scenarios that make it possible their full or partial use, upon the recognition of a provision for the non-realization of the balance. The recognized amounts are periodically reviewed and the impacts of realization or settlement are reflected in compliance with tax legislation provisions.

Deferred tax on accumulated tax losses does not have an expiration date, however, they can only be offset against up to 30% of the taxable profit for each year. Companies that opt for the presumed profit tax regime cannot offset tax losses for a period in subsequent years.

Deferred tax assets and liabilities are stated at net amount in the balance sheet when there is the legal right and intention to offset them when determining the current taxes, related to the same legal entity and the same tax authority.

2.2.16.  Other current and non-current liabilities

These liabilities are stated at their known or estimated amounts, plus, when applicable, adjustment for charges and inflation-indexed variations through the balance sheet date, which contra-entry is recorded in profit or loss. When applicable, current and non-current liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.17.  Stock option plans

As approved by its Board of Directors, the Company offers executives and employees share-based compensation plans (“Stock Options”), as payments for services received.

The fair value of options is determined on the grant date, considering that it is recognized as expense in profit or loss (as contra-entry to equity), to the extent services are provided by employees and executives.

In an equity-settled transaction, in which the plan is modified, a minimum expense is recognized corresponding to the expense as if the terms have not been changed. An additional expense is recognized for any modification that increases the total fair value of granted options, or that otherwise benefits the employee, measured on the modification date.

In case of cancellation of a stock option plan, this is treated as if it had been granted on the cancellation date, and any unrecognized plan expense is immediately recognized. However, if a new plan replaces the cancelled plan, and a substitute plan is designated on the grant date, the cancelled plan and the new plan are treated as if they were a modification of the original plan, as previously mentioned.

The Company annually revises its estimates of the amount of options that shall be vested, considering the vesting conditions not related to the market and the conditions based on length of service. The Company recognizes the impact of the revision of the initial estimates, if any, in the statement of profit or loss, as contra-entry to equity.

2.2.18.  Share-based payment – Phantom Shares

            The Company has a cash-settled share-based payment plan (phantom shares) under fixed terms and conditions. There is no expectation of the effective negotiation of shares, once there shall be no issue and/or delivery of shares for settling the plan.

            According to CPC 10 (R1) – Share-based Payment, these amounts are recorded as a reserve payable, with contra-entry in profit or loss for the year, based on the fair value of the phantom shares granted, and during the vesting period. The fair value of this liability is remeasured and adjusted every reporting period, according to the change in the fair value of the benefit granted and vesting.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.19.  Other employee benefits

The salaries and benefits granted to the Company’s employees and executives include fixed compensation (salaries, social security contributions (INSS), Government Severance Indemnity Fund for Employees (FGTS), vacation and 13th monthly salary, among other) and variable compensation such as profit sharing, bonus, and share-based payments. These benefits are recorded in profit or loss for the year, under the account “General and administrative expenses”, as they are incurred.

The bonus system operates with individual corporate targets, structured based on the efficiency of corporate goals, followed by the business goals and, finally, individual goals.

The Company and its subsidiaries do not offer private pension or retirement plans.

2.2.20.  Present value adjustment – assets and liabilities

Assets and liabilities arising from long or short-term transactions are adjusted to present value if significant.

In installment sales of not completed units, real estate development entities adjust receivables by an inflation index, including the installment related to the delivery of units, without accrual of interest, and shall be discounted to present value, as the agreed inflation indexes do not include interest.

Borrowing costs and those related to finance the construction of real estate ventures are capitalized. Therefore, the reversal of the present value adjustment of an obligation related to these items is included in the cost of real estate unit sold or in the inventories of properties for sale, as the case may be, until the period of construction of the project is completed.

Accordingly, certain assets and liabilities are adjusted to present value based on discount rates that reflect the best estimate of the value of the money over time.

The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflation-index effect (Notes 5 and 12).

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.21.  Debenture and public offering costs

Transaction costs and premiums on issuance of securities are accounted for as a direct reduction of amount raised by the Company. In addition, transaction costs and premiums on issuance of debt securities are amortized over the terms of the instrument and the net balance is classified as reduction of the respective transaction (Note 13).

2.2.22.  Borrowing costs

The borrowing costs directly attributable to the development of assets for sale and land are capitalized as part of the cost of that asset during the construction period, since there is borrowings outstanding, which are recognized in profit or loss to the extent units are sold. All other borrowing costs are recorded as expense when incurred. Borrowing costs comprise interest and other related costs incurred, including those for raising finance.

Charges that are not recognized in profit or loss of subsidiaries are recorded in the financial statements of the Company, in the account investments in non-current assets (Note 9).

2.2.23.  Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

(i)     Provision for legal claims

The Company is party to various lawsuits and administrative proceedings. Provisions are recognized for all demands related to lawsuits which expectation of loss is considered probable.

Contingent liabilities for which losses are considered possible are only disclosed in a note to financial statements, and those for which losses are considered remote are neither accrued nor disclosed.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.23.  Provisions --Continued

(i)     Provision for legal claims --Continued

Contingent assets are recognized only when there are real guarantees or favorable final and unappealable court decisions. Contingent assets with probable favorable decisions are only disclosed in the notes. As of December 31,  2015 and 2014 there are no claims involving contingent assets recorded in the balance sheet of the Company.

(ii)    Allowance for doubtful account and cancelled contracts

The Company reviews annually its assumptions related to the establishment of its allowance for doubtful account and cancelled contracts, taking into account the review of the histories of its current operations and improvement of estimates.

The Company records an allowance for doubtful accounts and cancelled contracts for customers whose installments are past due, based on the assumptions made about each segment of the Company. This allowance is calculated based on the percentage of completion of the construction work, a methodology adopted for recognizing profit or loss for the year (Note 2.2.2).

(iii)   Provision for penalties due to delay in construction work

As contractually provided, the Company has the practice of provisioning the charges payable to eligible customers for projects whose delivery is delayed over 180 days, pursuant to the respective contractual clause and history of payments.

 (iv)  Warranty provision

       The Company and its subsidiaries recognize a provision to cover expenditures for repairing construction defects covered during the warranty period, based on the estimate that considers the history of incurred expenditures adjusted by the future expectation, except for the subsidiaries that operate with outsourced companies, which are the direct guarantors of the constructions services provided. The warranty period is five years from the delivery of the venture.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.23.  Provisions --Continued

(v)    Provision for impairment of non-financial assets

When there is evidence of impairment of asset, and the net carrying value exceeds the recoverable amount, a provision for impairment is recorded, adjusting the net carrying to the recoverable value. Goodwill and intangible assets with indefinite useful lives have the recovery of their amounts tested annually, regardless whether there is any indication of impairment, by comparing to the realization value measured by cash flows discounted to present value, using a discount rate before taxes, which reflects the weighted average cost of capital of the Company.

2.2.24.  Sales taxes

Expenses and assets are recognized net of sales taxes, except:

•   When the sales taxes incurred in the purchase of goods or services are not recoverable from tax authorities, in which event sales taxes are recognized as a portion of the acquisition cost of the asset or expense item, as the case may be; and

•   When the amounts receivable and payable are shown together with the sales taxes.

•   When the net amount of sales taxes, recoverable or payable, is included as a receivables or payable item in the balance sheet.

Under the non-cumulative taxation regime, the PIS and COFINS contribution rates are 1.65% and 7.6%, respectively, for companies under the taxable profit taxation regime, levied on gross revenue and discounting certain credits determined based on incurred costs and expenses. For companies that opt for the presumed profit taxation regime, under the cumulative taxation regime, the PIS and COFINS contribution rates are 0.65% and 3%, respectively, on gross revenue, without discounts of credits in relation to incurred costs and expenses.

2.2.25.  Treasury shares

Own equity instruments that are repurchased (treasury shares) are recognized at cost and charged to equity. No gain or loss is recognized in the statement of profit or loss upon purchase, sale, issue or cancellation of the Company’s own equity instruments.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.26.  Interest on equity and dividends

The proposal for distributing dividends and interest on equity made by Management that is in the portion equivalent to the minimum mandatory dividend is recorded as current liabilities in the heading “Dividends payable”, as it is considered a legal obligation provided for in the By-laws of the Company.

For corporate and accounting purposes, the interest on equity is reported as allocation of profit directly to equity at gross amount.

2.2.27.  Earnings (loss) per share – basic and diluted

Basic earnings (loss) per share are calculated by dividing the net income (loss) attributable (allocated) to ordinary shareholders by the weighted average number of shares outstanding over the period.

Diluted earnings per share are calculated in a similar manner, except that the shares outstanding are increased, to include the additional shares that would be outstanding, in case the shares with dilutive potential attributable to stock option had been issued over the respective periods, using the weighted average price of shares.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.    New standards, changes and interpretation of standards issued and not yet adopted

•            IFRS 9 – Financial Instruments

IFRS 9 includes the reviewed guidance on classification and measurement of financial instruments, a new expected credit loss model for calculating the impairment of financial assets and new requirements for hedge accounting. The standard maintains the existing guidance on the recognition and derecognition of financial instruments of IAS 39. IFRS 9 is effective for years beginning on or after January 1, 2018.

•            IFRS 15 – Revenue from Contracts with Customers

This standard introduces new requirements for measurement and recognition of revenue under both IFRS and U.S. GAAP. The IFRS 15 – Revenue from Contracts with Customers, requires an entity to recognize the amount of revenue reflecting the consideration it expects to receive in exchange for the control over such goods or services. The new standard is going to replace most of the detailed guidance on the recognition of revenue that currently exists under the IFRS and U.S. GAAP when it is adopted. The new standard is applicable beginning on or after January 1, 2018. The standard can be applied retrospectively, adopting a cumulative effect approach.

•            IFRS 16 – Leases

This standard replaces the previous lease standard, IAS 17/CPC 06 (R1) – Leases, and related interpretation, and establishes the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, that is, the customers (lessees) and providers (lessors).  Lessors are required to recognize a lease liability reflecting the future lease payments and a “right-of-use assets” for practically all lease contracts, except certain short-term leases and contracts of low-value assets. For lessors, the criteria for recognition and measurement of leases in the financial statements are substantially maintained. This standard is effective beginning on January 1, 2019.

The Company is evaluating the effects of the IFRS 9, 15 and 16 on its financial statements and has not yet concluded its analysis on the impact of their adoption.

The Accounting Pronouncements Committee (CPC) has not yet issued an accounting pronouncement or change to effective pronouncements corresponding to all of the new IFRS. Accordingly, entities that disclose their financial statements according to the accounting practices adopted in Brazil are not permitted to early adopt such IFRS.

There is no other standard, changes to standards or interpretation issued and not yet adopted that could, on the Management’s opinion, have significant impact arising from their adoption on its financial statements.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.    Cash and cash equivalents and short-term investments

4.1.    Cash and cash equivalents

	Company		Consolidated
	2015	2014	2015	2014

Cash and banks	31,823	24,501	69,560	85,059
Securities purchased under resale agreements (a)	12,221	9,291	13,080	24,836
Total cash and cash equivalents (Note 20.ii.a and 20.iii)	44,044	33,792	82,640	109,895

(a)     Securities purchased under resale agreement comprise securities issued by Banks with a repurchase commitment by the bank, and resale commitment by the customer, at rates and terms agreed upon, backed by corporate or government securities, depending on the bank. The securities are registered with the CETIP.

          As of December 31, 2015, the securities purchased under resale agreement include interest earned through the balance sheet date, ranging from 75% to 100.5% of Interbank Deposit Certificates (CDI) (from 70% to 101% of CDI in 2014). All investments are carried out with what management considers to be top tier financial institutions.

4.2.    Short-term investments

	Company		Consolidated
	2015	2014	2015	2014

Fixed-income funds (a)	192,409	183,150	279,486	326,977
Government bonds (LFT) (a)	10,081	43,640	18,631	77,911
Corporate securities (LF/DPGE) (a)	51,835	-	95,801	-
Securities purchased under resale agreements	11,890	201,957	25,548	361,226
Bank certificates of deposit (a) / (b)	54,491	47,702	101,733	103,219
Restricted cash in guarantee to loans (c)	20,515	98,828	31,633	104,039
Restricted credits (d)	9,122	6,765	76,839	73,987
Total short-term investments (Note 20.i.d, 20.ii.a and 20.iii)	350,343	582,042	629,671	1,047,359

(a)   Structure of exclusive Investment funds aimed at earning interest on funds in excess of the variation in the Interbank Deposit Certificate (CDI). These funds have mandates of risks that are periodically monitored and observe the internal investment policies in effect.

(b)   As of December 31, 2015, Bank Certificates of Deposit (CDBs) include interest earned through the balance sheet date, varying from 90% to 107% (from 70% to 108% in 2014) of Interbank Deposit Certificates (CDI) rate. The CDBs earn an average income in excess of those from securities purchased under resale agreements; however, the Company invests in short term (up to 20 working days) through securities purchased under resale agreements taking into account the exemption of IOF, which is not granted in the case of CDBs.

(c)   Restricted cash in guarantee to loans are investments in fixed-income funds, with appreciation of shares through investments only in federal government bonds, indexed to fixed rates or to price indexes, and pledged to guarantee a portion of the Company’s issuances. These amounts are periodically released, when there is a surplus of guarantee in the issuance and/or as provided for in the indenture. See further information in Notes 13 and 16(b).

(d)   Restricted credits are represented by onlending of the funds from associate credit (“crédito associativo”), a type of government real estate financing, which are in process of approval at the Caixa Econômica Federal (a Federally owned Brazilian bank used for real estate financing purpose). These approvals are made to the extent the contracts signed with customers at the financial institutions are regularized, which the Company expect to be in up to 90 days.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.         Trade accounts receivable of development and services

	Company		Consolidated
	2015	2014	2015	2014

Real estate development and sales	1,001,351	1,022,938	1,895,795	1,919,846
( - ) Allowance for doubtful accounts and cancelled contracts	(12,365)	(5,616)	(100,530)	(109,893)
( - ) Present value adjustments	(21,527)	(17,095)	(31,052)	(24,642)
Services and construction and other receivables	18,583	24,214	38,151	40,008
Total trade accounts receivable of development and services (Note 20.ii.a)	986,042	1,024,441	1,802,364	1,825,319

Current	723,950	748,910	1,395,273	1,440,498
Non-current	262,092	275,531	407,091	384,821

The current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	2015	2014	2015	2014

Overdue	205,524	173,177	492,721	579,137
2015	-	598,444	-	995,896
2016	543,781	146,607	948,998	187,719
2017	148,568	63,382	324,513	112,191
2018	62,256	14,291	80,850	18,969
2019	20,254	14,784	33,335	18,734
2020 onwards	39,551	36,467	53,529	47,208
	1,019,934	1,047,152	1,933,946	1,959,854
( - ) Adjustment to present value	(21,527)	(17,095)	(31,052)	(24,642)
( - ) Allowance for doubtful account and cancelled contracts	(12,365)	(5,616)	(100,530)	(109,893)
	986,042	1,024,441	1,802,364	1,825,319

The balance of accounts receivable from units sold and not yet delivered is not fully reflected in the financial statements. The recovery is limited to the portion of the recorded revenues net of the amounts already received, according to the accounting practice mentioned in Note 2.2.2(i)(b).

As of December 31, 2015, the amount received from customers in excess of the recognized revenues totaled R$19,337 (R$12,939 in 2014) in the Company’s statements, and R$39,743 (R$21,236 in 2014) in the consolidated financial statements, and are classified in the heading “Payables for purchase of properties and advances from customers" (Note 17).

Accounts receivable from completed real estate units financed by the Company are in general subject to IGP-M variation plus annual interest of 12%, with revenue being recorded in profit or loss in the account “Revenue from real estate development and sale, barter transactions and construction services". The interest amounts recognized, in the Company and consolidated financial statements for the year ended December 31, 2015 totaled R$29,866 (R$23,134 in 2014), and R$39,844 (R$36,216 in 2014), respectively.

The balances of allowance for doubtful accounts and cancelled contracts, are considered sufficient by the Company’s management to cover the estimate of future losses on realization of the accounts receivable.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.    Trade accounts receivable of development and services --Continued

During the years ended December 31, 2015 and 2014, the changes in the allowance for doubtful accounts and cancelled contracts are summarized as follows:

	Company
	2015	2014

Balance at December 31	(5,616)	(7,040)
Additions (Note 22)	(6,749)	-
Write-offs (Note 22)	-	1,424
Balance at December 31	(12,365)	(5,616)

	Consolidated
	Receivables	Properties for sale (Note 6)	Net

Balance at December 31, 2013	(179,372)	107,172	(72,200)
Write-offs (Notes 22 and 23)	69,479	(54,863)	14,616
Balance at December 31, 2014	(109,893)	52,309	(57,584)
Additions (Note 22)	(6,749)	-	(6,749)
Write-offs (Notes 22 and 23)	16,112	(30,545)	(14,433)
Balance at December 31, 2015	(100,530)	21,764	(78,766)

The reversal of the present value adjustment recognized in revenue from real estate development for the year ended December 31, 2015 totaled R$4,432 (R$3,457 in 2014) in the Company’s statements and R$6,410 (R$1,660 in 2014) in the consolidated statements.

Receivables from units not yet completed were measured at present value using a discount rate determined according to the criteria described in Note 2.2.2. The discount rate applied by the Company and its subsidiaries ranged from 6.78% for the year 2015 (3.27 to 4.64% in 2014), net of Civil Construction National Index (INCC).

The Company entered into the following Real Estate Receivables Agreement (CCI) transactions, which are aimed at the assignment by the assignor to the assignee of a portfolio comprising select residential and business real estate receivables performed and to be performed arising out of Gafisa and its subsidiaries. The assigned portfolios, discounted to present value, are recorded under the heading “obligations assumed on the assignment of receivables”.

	Transaction date	Assigned portfolio	Portfolio discounted to present value	Transaction balance Company (Nota 14)		Transaction balance Consolidated (Note 14)
				2015	2014	2015	2014

(i)	Jun 27, 2011	203,915	171,694	3,164	5,678	4,775	8,851
(ii)	Dec 22, 2011	72,384	60,097	2,071	2,897	2,236	3,985
(iii)	Jul 06, 2012	18,207	13,917	368	1,483	368	1,483
(iv)	Nov 14, 2012	181,981	149,025	-	-	4,351	6,151
(v)	Dec 27, 2012	72,021	61,647	7,541	8,604	7,541	8,604
(vi)	Nov 29, 2013	24,149	19,564	2,858	3,451	6,362	9,459
(vii)	Nov 25, 2014	15,200	12,434	4,646	9,407	6,696	11,513
(viii)	Dec 03, 2015	32,192	24,469	13,053	-	24,558	-

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.    Trade accounts receivable of development and services --Continued

In the transactions above, the Company and its subsidiaries are jointly responsible until the time of the transfer of the collateral to the securitization company.

For the items (i) to (iii) and (viii) above, the Company was engaged to perform, among other duties, the management of the receipt of receivables, the assignment’s underlying assets, collection of defaulting customers, among other, according to the criteria of each investor, being paid for these services.

The difference between the face value of the portfolio of receivables and the amount discounted to present value was recorded in profit or loss in the account “Discount related to Securitization Transaction” under financial expenses.

6.    Properties for sale

	Company		Consolidated
	2015	2014	2015	2014

Land	775,814	761,061	1,443,460	1,311,847
( - ) Adjustment to present value	(9,639)	(4,907)	(16,771)	(5,503)
Property under construction	545,701	550,982	857,619	905,190
Real estate cost in the recognition of the provision for cancelled contracts (Note 5)	-	-	21,764	52,309
Completed units	216,073	121,040	333,036	260,808
( - ) Provision for realization of properties for sale	(5,437)	(7,760)	(8,491)	(12,309)
Total properties for sale	1,522,512	1,420,416	2,630,617	2,512,342

Current portion	1,135,137	932,681	1,880,377	1,695,817
Non-current portion	387,375	487,735	750,240	816,525

In the years ended  December 31, 2015 and 2014, the change in the provision for loss of realization is summarized as follows:

	Company	Consolidated
Balance at December 31,2013	(3,298)	(11,276)
Additions	(4,462)	(4,462)
Write-offs	-	3,429
Balance at December 31,2014	(7,760)	(12,309)
Additions	-	(1,236)
Write-offs	2,323	5,054
Balance at December 31,2015	(5,437)	(8,491)

As disclosed in Note 12, the balance of capitalized financial charges as of December 31, 2015 amounts to R$287,806 (R$220,959 in 2014) in the Company’s statements and R$354,551 (R$276,613 in 2014) in the consolidated statements.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

7.    Other assets

	Company		Consolidated
	2015	2014	2015	2014

Advances to suppliers	1,578	1,848	7,102	5,082
Recoverable taxes (IRRF, PIS, COFINS, among other)	20,712	20,830	66,289	76,000
Judicial deposit (Note 16)	105,275	123,510	125,358	154,939
Other	4	64	4,788	5,125

Total other assets	127,569	146,252	203,537	241,146

Current portion	46,621	61,355	120,657	128,905
Non-current portion	80,948	84,897	82,880	112,241

8.    Non-current assets held for sale

8.1 Land available for sale

       The Company, in line with its strategic direction, opted to sell land not included in the Business Plan approved for 2016. Therefore, it devised a specific plan for the sale of such land. The carrying value of such land, adjusted to market value when applicable, after the test for impairment, is as follows:

	Company			Consolidated
	Cost	Provision for impairment	Net balance	Cost	Provision for impairment	Net balance

Balance at December 31, 2013	15,000	(7,936)	7,064	172,110	(57,263)	114,847
Additions	4,457	(5,449)	(992)	23,313	(24,990)	(1,677)
Reversal/Write-offs	-	-	-	(33,686)	31,079	(2,607)
Balance at December 31, 2014	19,457	(13,385)	6,072	161,737	(51,174)	110,563
Additions	-	-	-	9,735	(19,152)	(9,417)
Transfer from (to) properties for sale, net	-	-	-	(617)	-	(617)
Reversal/Write-offs	-	(1,705)	(1,705)	(23,182)	28,510	5,328
Balance at December 31, 2015	19,457	(15,090)	4,367	147,673	(41,816)	105,857

Gafisa and SPEs				19,457	(15,090)	4,367
Tenda and SPEs				128,216	(26,726)	101,490

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in ownership interests

(i)      Ownership interest

(a)     Information on subsidiaries and jointly-controlled investees

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees		2015	2014	2015	2015	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Construtora Tenda S/A	-	100%	100%	1,905,660	814,725	1,090,935	1,058,477	30,320	(109,437)	1,090,935	1,058,477	30,320	(109,437)	-	-	-	-
Alphaville Urbanismo S.A	-	30%	30%	2,564,240	1,835,721	728,519	561,664	148,144	107,662	218,556	168,499	50,478	24,597	218,556	168,499	50,478	32,283
Gafisa SPE 26 Emp. Imob. Ltda.	-	100%	100%	176,279	8,918	167,361	167,946	(585)	5,887	167,361	167,946	(585)	1,971	-	-	-	-
Gafisa SPE-111 Emp. Imob. Ltda.	-	100%	100%	123,410	43,646	79,764	21,588	13,127	11,027	79,764	21,588	13,127	11,027	-	-	-	-
Gafisa SPE-89 Emp. Imob. Ltda.	-	100%	100%	83,997	23,635	60,362	66,561	2,361	532	60,362	66,561	2,361	532	-	-	-	-
Gafisa SPE- 130 Emp. Imob. Ltda	-	100%	100%	85,933	32,610	53,323	37,255	6,236	7,645	53,323	37,255	6,236	8,077	-	-	-	-
Gafisa SPE-116 Emp. Imob. Ltda	(a)	50%	50%	158,177	54,805	103,372	78,620	22,864	(5,380)	51,686	39,310	11,432	(2,690)	51,686	39,310	11,432	(2,690)
Maraville Gafsa SPE Emp. Imob. Ltda.	-	100%	100%	66,903	18,020	48,883	18,776	1,442	8,612	48,883	18,776	1,442	8,612	-	-	-	-
Gafisa SPE - 121 Emp. Imob. Ltda.	-	100%	100%	105,211	58,314	46,897	26,746	20,150	20,595	46,897	26,746	20,150	20,595	-	-	-	-
Gafisa SPE-51 Emp. Imob. Ltda.	-	100%	100%	53,427	6,602	46,825	58,028	581	(838)	46,825	58,028	581	(838)	-	-	-	-
Gafisa SPE 72 Emp. Imob. Ltda.	-	100%	100%	55,501	11,226	44,275	44,102	172	2,506	44,275	44,102	172	2,506	-	-	-	-
Gafisa SPE-110 Emp. Imob. Ltda.	-	100%	100%	44,819	3,940	40,879	24,115	(1,223)	(1,631)	40,879	24,115	(1,223)	(1,631)	-	-	-	-
Gafisa SPE - 120 Emp. Imob. Ltda.	-	100%	100%	40,346	3,725	36,621	8,682	6,384	7,427	36,621	8,682	6,384	7,427	-	-	-	-
Gafisa SPE - 127 Emp. Imob. Ltda.	-	100%	100%	67,056	31,338	35,718	1,038	8,386	1,793	35,718	1,038	8,386	1,588	-	-	-	-
Manhattan Square Em. Im. Res. 02 Ltda	(c)	100%	100%	35,931	507	35,424	35,398	(1)	8	35,424	35,398	(1)	8	-	-	-	-
SPE Parque Ecoville Emp. Imob. Ltda	-	100%	100%	89,181	54,197	34,984	36,673	(1,689)	(3,335)	34,984	36,673	(1,689)	(3,335)	-	-	-	-
Gafisa SPE - 122 Emp. Imob. Ltda.	-	100%	100%	58,421	26,797	31,624	10,125	20,420	10,355	31,624	10,125	20,420	10,912	-	-	-	-
Gafisa SPE-107 Emp. Imob. Ltda.	-	100%	100%	32,520	3,078	29,442	29,194	248	223	29,442	29,194	248	7	-	-	-	-
Gafisa SPE-41 Emp. Imob. Ltda.	-	100%	100%	28,252	1,783	26,469	26,387	83	30	26,469	26,387	83	30	-	-	-	-
Verdes Pracas Incorp. Imob. SPE Ltda.	-	100%	100%	26,304	79	26,225	26,230	(5)	736	26,225	26,230	(5)	736	-	-	-	-
Gafisa e Ivo Rizzo Em. Im. Ltda.	(a)	80%	80%	31,829	80	31,749	31,442	(26)	1	25,399	25,153	(21)	1	25,399	25,153	(21)	1
Gafisa SPE- 129 Emp. Imob. Ltda.	-	100%	100%	52,385	28,373	24,012	1,246	6,260	1,245	24,012	1,246	6,260	1,655	-	-	-	-
Gafisa SPE - 126 Emp. Imob. Ltda.	-	100%	100%	90,737	67,903	22,834	1,281	8,904	1,004	22,834	1,281	8,904	1,004	-	-	-	-
Varandas Grand Park Em. Im. Ltda	(a)(c)	50%	50%	115,893	72,305	43,588	56,761	(2,197)	5,924	21,794	28,380	(1,704)	4,642	21,794	28,380	(1,704)	4,642
Gafisa SPE-112 Emp. Imob. Ltda.	-	100%	100%	29,671	7,935	21,736	21,742	(6)	1,108	21,736	21,742	(6)	475	-	-	-	-
Sitio Jatiuca Emp. Imob. SPE Ltda	(a)	50%	50%	45,525	4,055	41,470	55,655	3,680	2,591	20,735	27,827	1,840	1,295	20,735	27,827	1,840	1,295
Manhattan Square Em. Im. Com. 02 Ltda	-	100%	100%	18,029	74	17,955	17,956	(1)	49	17,955	17,956	(1)	49	-	-	-	-
Gafisa SPE 46 Emp. Imob. Ltda.	-	100%	100%	30,743	13,003	17,740	17,466	274	175	17,740	17,466	274	90	-	212	-	90
Edsp 88 Participações S.A.	-	100%	100%	32,270	14,816	17,454	18,746	(1,292)	(21,137)	17,454	18,746	(1,292)	(21,137)	-	-	-	-
Fit 13 Spe Empr. Imob. Ltda.	(b)	50%	50%	43,285	8,798	34,487	31,476	3,010	99	17,244	15,738	1,505	49	-	-	-	-
Parque Arvores Empr. Imob. Ltda.	(a)(c)	50%	50%	39,518	6,140	33,378	49,004	1,684	4,072	16,689	24,502	1,724	5,519	16,689	24,502	1,724	5,519
Gafisa SPE 30 Emp. Imob. Ltda.	-	100%	100%	63,744	47,548	16,196	16,140	56	107	16,196	16,140	56	107	-	-	-	-
Gafisa SPE - 123 Emp. Imob. Ltda.	-	100%	100%	110,592	94,909	15,683	23,600	(7,918)	13,138	15,683	23,600	(7,918)	13,138	-	-	-	-
Gafisa SPE-106 Emp. Imob. Ltda.	-	100%	100%	16,663	1,040	15,623	15,642	(19)	(1,367)	15,623	15,642	(19)	(42)	-	-	-	-
Gafisa SPE-92 Emp. Imob. Ltda.	-	100%	100%	16,560	1,086	15,474	15,547	(73)	903	15,474	15,547	(73)	817	-	-	-	-
Diodon Participações Ltda	-	100%	100%	17,926	2,964	14,962	15,080	(118)	(292)	14,962	15,080	(118)	(345)	-	-	-	-
Gafisa SPE 71 Emp. Imob. Ltda.	-	100%	100%	16,642	2,582	14,060	14,242	(183)	(79)	14,060	14,242	(183)	(227)	-	758	-	610
Gafisa SPE 33 Emp. Imob. Ltda.	-	100%	100%	14,623	1,238	13,385	14,267	(883)	238	13,385	14,267	(883)	166	-	-	-	-
Alto Barra de Sao Miguel Em. Im. Ltda	(a)	50%	50%	24,919	1,415	23,504	22,504	1,001	(439)	11,752	11,252	500	(315)	11,752	11,252	500	(315)
Gafisa SPE 65 Emp. Imob. Ltda.	-	100%	100%	19,895	8,293	11,602	11,490	112	1,009	11,602	11,490	112	860	-	746	-	597
Città Ville SPE Emp. Imob. Ltda.	(b)	50%	50%	23,453	1,258	22,195	21,125	1,071	(1,367)	11,098	10,563	536	(684)	-	-	-	-
Blue I SPE-Plan. Prom, Inc. Venda Ltda	-	100%	100%	11,619	568	11,051	10,862	189	(548)	11,051	10,862	189	(481)	-	-	-	-
Gafisa SPE-81 Emp. Imob. Ltda.	-	100%	100%	85,176	76,198	8,978	6,032	2,946	(258)	8,978	6,032	2,946	(1,969)	-	-	-	-
Gafisa SPE 36 Emp. Imob. Ltda.	-	100%	100%	26,039	17,182	8,857	8,007	851	315	8,857	8,007	851	315	-	-	-	-
Gafisa SPE-38 Emp. Imob. Ltda.	-	100%	100%	8,020	53	7,967	7,971	(4)	81	7,967	7,971	(4)	81	-	-	-	-

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in ownership interests --Continued

(i)      Ownership interest --Continued

(a)     Information on subsidiaries and jointly-controlled investees --Continued

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees		2015	2014	2015	2015	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Atins Emp. Imob.s Ltda	(a)	50%	50%	28,965	13,188	15,777	15,402	(183)	72	7,888	7,701	(92)	37	7,888	7,701	(92)	37
Parque Aguas Empr. Imob. Ltda.	(a)(c)	50%	50%	16,666	1,402	15,264	23,178	805	2,255	7,632	11,589	388	2,925	7,632	11,589	388	2,925
Gafisa SPE-109 Emp. Imob. Ltda.	-	100%	100%	8,967	1,778	7,189	7,292	(103)	354	7,189	7,292	(103)	61	-	-	-	-
Gafisa SPE-37 Emp. Imob. Ltda.	-	100%	100%	7,617	890	6,727	6,693	34	(118)	6,727	6,693	34	(118)	-	-	-	-
Gafisa SPE-90 Emp. Imob. Ltda.	-	100%	100%	11,647	5,170	6,477	6,536	(60)	243	6,477	6,536	(60)	139	-	-	-	-
Gafisa SPE-77 Emp. Imob. Ltda.	(c)	65%	65%	22,664	13,112	9,552	6,039	1,401	(3,526)	6,209	3,925	2,283	(803)	-	-	-	-
Costa Maggiore Empr. Imob. Ltda.	(a)	50%	50%	13,080	2,932	10,148	11,989	470	1,626	5,724	5,994	334	936	5,724	5,994	334	936
Gafisa SPE-87 Emp. Imob. Ltda.	-	100%	100%	23,503	18,110	5,393	(1,424)	2,278	108	5,393	-	2,278	-	-	-	-	-
Aram Spe Empr. Imob. Ltda.	-	100%	100%	3,898	567	3,331	6,977	(250)	4,326	5,328	6,977	(1,627)	4,029	2,000	-	(825)	-
Dubai Residencial Empr. Imob. Ltda.	(a)(c)	50%	50%	11,130	568	10,562	11,061	621	227	5,281	5,531	(2,053)	(4,303)	5,281	5,531	(2,053)	(4,303)
OCPC01 adjustment – capitalized interest	(d)			-	-	-	-	-	-	31,675	27,237	4,438	3,052	-	-	-	-
Other (*)	-			404,018	304,569	99,449	132,850	(15,132)	(61,170)	77,037	183,600	(8,765)	11,118	31,110	51,846	(7,971)	3,537

Saí Amarela S.A.	(a)	50%	50%	2,375	61	2,314	2,354	(102)	(99)	-	-	-	-	1,126	918	(51)	(50)
Gafisa SPE-51 Emp. Imob. Ltda.	(a)	60%	60%	2,750	1,088	1,662	3,954	869	(458)	-	-	-	-	997	2,372	521	(275)
Other (*)				498	32	466	934	(704)	57	-	-	-	-	73	417	(270)	(5)
Indirect jointly-controlled investees - Gafisa				5,623	1,181	4,442	7,242	63	(500)	-	-	-	-	2,196	3,707	200	(330)

Acedio SPE Emp. Imob. Ltda.	-	55%	55%	4,535	3,859	676	4,883	(1,973)	6	-	-	-	-	372	2,685	(1,085)	3
Maria Inês SPE Emp. Imob. Ltda.	-	60%	60%	21,291	241	21,050	20,914	137	55	-	-	-	-	12,630	12,548	82	33
Fit 02 SPE Emp. Imob. Ltda.	-	60%	60%	9,932	50	9,882	11,942	(2,060)	184	-	-	-	-	5,929	7,165	(1,236)	110
Fit Jardim Botânico SPE Emp. Imob. Ltda.	-	55%	55%	9,999	-	9,999	38,559	(5,639)	(822)	-	-	-	-	5,554	21,207	(3,101)	(451)
Fit 11 SPE Emp. Imob. Ltda.	-	70%	70%	35,697	3,635	32,062	29,604	253	(2,643)	-	-	-	-	22,443	20,723	177	(1,851)
Fit 31 SPE Emp. Imob. Ltda.	-	70%	70%	17,622	1,167	16,455	11,759	(2,529)	(3,047)	-	-	-	-	11,518	8,231	(1,771)	(2,133)
Fit 34 SPE Emp. Imob. Ltda.	-	70%	70%	34,323	689	33,634	31,746	2,131	1,597	-	-	-	-	23,544	22,221	1,492	1,118
Fit 03 SPE Emp. Imob. Ltda.	-	80%	80%	11,640	236	11,404	10,807	597	764	-	-	-	-	9,123	8,646	476	611
Imbuí I SPE Emp. Imob. Ltda.	-	50%	50%	8,901	178	8,723	8,813	(90)	(68)	-	-	-	-	4,362	4,406	(16)	(41)
Città Ipitanga SPE Emp. Imob. Ltda.	-	50%	50%	12,424	663	11,761	11,703	(2)	(810)	-	-	-	-	5,880	5,852	(1)	(403)
Grand Park - Pq. dos Pássaros SPE Emp. Imob. Ltda.	-	50%	50%	25,239	2,773	22,466	37,291	(3,997)	2,595	-	-	-	-	11,233	18,646	(1,998)	1,304
Citta Itapua Emp. Imob. SPE Ltda.	-	50%	50%	19,213	1,198	18,015	12,431	8,463	(1,311)	-	-	-	-	9,007	6,215	4,231	(670)
SPE Franere Gafisa 08 Emp. Imob. LTDA.	-	50%	50%	54,804	6,973	47,831	37,618	18,180	(25,394)	-	-	-	-	23,916	18,809	9,090	(12,697)
Fit 13 SPE Emp. Imob. Ltda.	(b)	50%	50%	36,960	2,473	34,487	31,476	3,010	99	-	-	-	-	17,840	18,399	(534)	49
Other (*)	-			73,872	3,886	69,986	34,611	41,128	(3,907)	-	-	-	-	-	3,780	(4,055)	(4,164)
Indirect jointly-controlled investees - Tenda	-			376,452	28,021	348,431	334,157	57,609	(32,702)	-	-	-	-	163,351	179,533	1,751	(19,182)

Subtotal				7,721,554	3,904,970	3,816,584	3,410,881	342,286	(17,816)	2,779,093	2,558,937	178,847	2,830	591,793	592,540	55,981	25,652

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in ownership interests --Continued

(i)      Ownership interest --Continued

(a)     Information on subsidiaries and jointly-controlled investees —Continued

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees		2015	2014	2015	2015	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Goodwill on acquisition of subsidiaries	(e)									25,476	25,476	-	-	-	-	-	-
Goodwill based on inventory surplus	-									62,343	62,343	-	-	-	-	-	-
Addition to remeasurement of investment in associate	(f)									375,853	375,853	-	-	375,853	375,853	-	-
Total investments										3,242,765	3,022,609	178,847	2,830	967,646	968,393	55,981	25,652

(*)Includes companies with investment balances below R$ 5,000.

									Company				Consolidated
	Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Provision for net capital deficiency		Income from equity method investments		Provision for capital deficiency		Income from equity method investments
Direct investees	2015	2014	2015	2015	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Provision for net capital deficiency (g):
Manhattan Residencial 01 Spe Ltda	50%	50%	30,847	120,166	(89,319)	(65,678)	(21,261)	(21,017)	(44,627)	(32,839)	(10,631)	(10,509)	(44,627)	(32,839)	(10,631)	(10,509)
Gafisa Vendas Interm. Imobiliaria Ltda	100%	100%	20,350	28,589	(8,239)	(15,604)	(6,379)	(10,206)	(8,239)	(15,604)	(6,379)	(10,206)	-	-	-	-
Manhattan Comercial 01 Spe Ltda	50%	50%	12,765	20,651	(7,887)	-	(9,408)	-	(4,350)	-	(4,704)	-	(4,350)	-	(4,704)	-
Other (*)			79,126	81,684	(2,557)	(17,538)	(2,212)	(2,711)	(2,511)	(17,480)	(1,790)	(7,343)	(5,424)	(43)	1,120	4,120
Total provision for net capital deficiency			143,088	251,090	(108,002)	(98,820)	(39,260)	(33,934)	(59,727)	(65,923)	(23,504)	(28,058)	(54,401)	(32,882)	(14,215)	(6,389)

Total Income from equity method investments											155,343	(25,228)			41,766	19,263

(a)    Joint venture.

(b)    Joint venture with Tenda subsidiaries.

(c)    The Company recorded expense of R$2,454 in Income from equity method investments for 2015 related to the recognition, by joint ventures, of adjustments in prior years, in accordance with the ICPC09 (R2) – Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.

(d)    Charges of the Company not appropriated to the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.

(e)    See breakdown in Note 11.

(f)     Amount related to the addition of the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$375,853, arising from the sale of control over the entity. At December 31, 2015 and 2014, the impairment test, which is performed annually or when circumstances indicate impairment of carrying value, did not identify the need of recognizing an impairment provision in the realization. The main assumptions adopted for determining the recoverable amount of the remaining investment of AUSA are detailed in Note 11.

(g)    The provision for net capital deficiency is recorded in the heading “Other payables” (Note 15).

(b)    Change in investments

	Company	Consolidated

Balance at December 31, 2014	3,022,609	968,393
Income from equity method investments	178,847	55,981
Capital contribution (decrease)	127,968	(4,873)
Dividends receivable	(77,894)	(52,773)
Usufruct of shares (dividends paid) (Note 15)	(8,000)	-
Other investments	(765)	918
Balance at December 31, 2015	3,242,765	967,646

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

10.  Property and equipment

		Company				Consolidated
Type	2014	Addition	Write-off	100% depreciated items	2015	2014	Addition	Write-off	100% depreciated items	2015
Cost
Hardware	11,732	3,905	-	(1,619)	14,018	22,333	9,017	-	(3,207)	28,143
Leasehold improvements and installations	9,049	1,924	-	(1,606)	9,367	24,516	2,819	-	(9,886)	17,449
Furniture and fixtures	679	-	(4)	-	675	5,453	57	(4)	(3)	5,503
Machinery and equipment	2,640	-	-	-	2,640	4,020	22	-	(3)	4,039
Molds	-	-	-	-	-	10,035	3,032	-	-	13,067
Sales stands	11,781	6,704	(4,026)	(2,418)	12,041	15,083	9,426	(6,238)	(2,547)	15,724
	35,881	12,533	(4,030)	(5,643)	38,741	81,440	24,373	(6,242)	(15,646)	83,925

Accumulated depreciation
Hardware	(6,047)	(2,763)	-	1,619	(7,191)	(11,457)	(5,224)	-	3,207	(13,474)
Leasehold improvements and installations	(4,171)	(2,273)	-	1,606	(4,838)	(12,225)	(5,579)	-	9,886	(7,918)
Furniture and fixtures	(218)	(68)	4	-	(282)	(3,115)	(556)	4	3	(3,664)
Machinery and equipment	(1,080)	(264)	-	-	(1,344)	(1,498)	(403)	-	3	(1,898)
Molds	-	-	-	-	-	(915)	(2,464)	-	-	(3,379)
Sales stands	(2,236)	(6,475)	4,026	2,418	(2,267)	(3,539)	(9,636)	6,212	2,547	(4,416)
	(13,752)	(11,843)	4,030	5,643	(15,922)	(32,749)	(23,862)	6,216	15,646	(34,749)

Total property and equipment	22,129	690	-	-	22,819	48,691	511	(26)	-	49,176

The following useful lives and rates are used to calculate depreciation:

	Useful life	Annual depreciation rate - %
Leasehold improvements and installations	4 years	25
Furniture and fixture	10 years	10
Hardware	5 years	20
Machinery and equipment	10 years	10
Molds	10 years	10
Sales stands	1 year	100

The residual value, useful life, and depreciation methods are reviewed at the end of each year; no change was made in relation to the information for the prior year.

Property and equipment are subject to periodic analysis of impairment. At December 31, 2015 and 2014 there was no indication of impairment of property and equipment.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

11.  Intangible assets

	Company
	2014				2015
	Balance	Addition	Write-down / amortization	100% amortized items	Balance

Software – Cost	76,535	8,959	-	(10.085)	75.409
Software – Depreciation	(42,624)	-	(14,648)	10.085	(47.187)
Other	4,796	3,796	(3,503)	-	5.089
Total intangible assets	38,707	12,755	(18,151)	-	33.311

	Consolidated
	2014				2015
	Balance	Addition	Write-down / amortization	100% amortized items	Balance
Goodwill
AUSA	25,476	-	-	-	25,476

Software – Cost	101,581	22,665	-	(13,687)	110,559
Software – Depreciation	(58,555)	-	(20,540)	13,687	(65,408)
Other	8,401	3,796	(5,482)	-	6,715
	51,427	26,461	(26,022)	-	51,866

Total intangible assets	76,903	26,461	(26,022)	-	77,342

Other intangible assets comprise expenditures on the acquisition and implementation of information systems and software licenses, amortized over the average term of five years (20% per year).

Goodwill arises from the difference between the consideration and the equity of acquirees, calculated on acquisition date, and is based on the expectation of future economic benefits.

The Company evaluated the recovery of the carrying value of goodwill using the “value in use” concept, applying discounted cash flow models of the cash-generating units. The process for determining the value in use involves the use of assumptions, judgments and estimates relating to cash flows, such as growth rate of revenues, costs and expenses, estimates of investment and future working capital, and discount rates. The assumptions relating to growth, cash flow and future cash flows are based on the Company’s business plan, approved by the management, as well as on comparable market data, and represent the Management’s best estimate of the economic conditions that will prevail during the economic life of the different cash-generating units, group of assets that provides the generation of cash flows. The future cash flows were discounted based on the rate representative of the cost of capital. Consistent with the economic valuation techniques, the evaluation of the value in use is made for a five-year period, and after such period, considering the perpetuity of assumptions in view of the capacity for indefinite business continuity. The main assumptions used in the estimate of value in use are the following: a) revenue – revenues were projected between 2016 and 2020 considering the growth in sales and client base of the different cash-generating units; b) Operating costs and expenses – costs and expenses were projected in line with the Company’s historical performance, as well as the historical growth of revenues. The key assumptions were based on the Company’s historical performance over the past five years and on reasonable macroeconomic assumptions, and supported by the financial market projections. The impairment test of the Company’s intangible assets did not result in the need for recognizing a provision for impairment loss in the year ended December 31, 2015 (R$17,604 in 2014, related to the goodwill on acquisition of Cipesa).

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.  Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	2015	2014	2015	2014

National Housing System - SFH /SFI (i)	May 2016 to August 2020	8.30% to 12.80% + TR 117% to 120% of CDI	1,014,092	925,163	1,161,707	1,128,514
Certificate of Bank Credit - CCB (ii)	May 2016 to June 2019	117.90% of CDI 2.20% + CDI 13.20% Fixed	124,568	268,911	131,128	268,911
Total loans and financing (Note 20.i.d, 20.ii.a and 20.iii)			1,138,660	1,194,074	1,292,835	1,397,425

Current portion			595,817	443,802	672,365	550,058
Non-current portion			542,843	750,272	620,470	847,367

(i)   The SFH financing is used for covering costs related to the development of real estate ventures of the Company and its subsidiaries, and backed by secured guarantee by the first-grade mortgage of real estate ventures and the fiduciary assignment of receivables.

(ii)  In the year ended December 31, 2015, the Company made the payment of Certificates of Bank Credit in the total amount of R$173,133, of which R$142,118 was related to principal, and R$31,015 to interest.

Rates

•   CDI - Interbank Deposit Certificate;

•   TR - Referential Rate.

The current and non-current installments fall due as follows:

	Company		Consolidated
Maturity	2015	2014	2015	2014

2015	-	443,802	-	550,058
2016	595,817	431,312	672,365	506,207
2017	385,555	235,752	440,418	252,605
2018	153,288	83,208	166,996	88,555
2019	4,000	-	12,049	-
2020	-	-	1,007	-
	1,138,660	1,194,074	1,292,835	1,397,425

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants as of  December 31, 2015 and  2014 are disclosed in Note 13.

Financial expenses of loans, financing and debentures (Note 13) are capitalized at the cost of construction of each venture and land, according to the use of funds, and recognized in profit or loss for the year in proportion to the units sold, as shown below. The capitalization rate used in the determination of costs of loans eligible to capitalization ranges from 10.54% to 14.42% as of December 31, 2015 (10.95% to 12.24% in 2014).

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.  Loans and financing —Continued

The following table shows the summary of financial expenses and charges and the capitalized rate in the account properties for sale.

	Company		Consolidated
	2015	2014	2015	2014

Total financial charges for the year	256,413	283,130	327,134	354,968
Capitalized financial charges	(191,568)	(186,058)	(243,907)	(233,905)

Financial expenses (Note 24)	64,845	97,072	83,227	121,063

Financial charges included in “Properties for sale”:

Opening balance	220,959	142,860	276,613	214,298
Capitalized financial charges	191,568	186,058	243,907	233,905
Charges recognized in profit or loss (Note 23)	(124,721)	(107,959)	(165,969)	(171,590)

Closing balance (Note 6)	287,806	220,959	354,551	276,613

13.  Debentures

				Company		Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	2015	2014	2015	2014

Seventh placement (i)	450,000	TR + 9.8205%	December 2017	452,568	502,033	452,568	502,033
Eighth placement / first series (ii)	-	CDI + 1.95%	October 2015	-	147,640	-	147,640
Eighth placement / second series (iii)	5,787	IPCA + 7.96%	October 2016	8,395	15,185	8,395	15,185
Ninth placement (iv)	132,026	CDI + 1.90%	July 2018	130,394	134,624	130,394	134,624
Tenth placement (v)	55,000	IPCA + 8.22	January 2020	64,724	-	64,724	-
First placement (Tenda) (vi)	200,000	TR + 9.25%	October 2016	-	-	201,877	389,617

Total debentures (Note 20.i.d, 20.ii.a and 20.iii)				656,081	799,482	857,958	1,189,099

Current portion				187,744	314,770	389,621	504,387
Non-Current portion				468,337	484,712	468,337	684,712

(i)   On May 29, 2015, the change in the schedule for amortization of principal was unanimously approved without any exception, and became effective at the following amounts and maturities: (i) R$25,000 on June 5, 2015; (ii) R$25,000 on December 5, 2015; (iii) R$75,000 on June 5, 2016; (iv) R$75,000 on December 5, 2016; (v) R$150,000 on June 5, 2017; and (vi) R$150,000 on December 5, 2017.

In the year ended December 31, 2015, the Company made the payment in the total amount of R$104,993, of which R$50,000 related to the Face Value of the Placement, and R$54,993 related to the interest payable.

(ii)  In the year ended December 31, 2015, the Company made the payment in the total amount of R$164,885, of which R$144,213 related to the Face Value of the Placement, and R$20,704 related to the interest payable, thus settling all payables of the first series of the Eight Debenture Placement.

(iii) On October 15, 2015, the Company made the payment in the total amount of R$9,371, of which R$8,089 related to the Face Value of the second series of the Placement, and R$1,282 related to the interest payable.

(iv) In the year ended December 31, 2015, the Company made the payment in the total amount of R$24,317, of which R$1,294 related to the amortization of the Face Value of the Placement and R$23,023 related to the interest payable.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.  Debentures--Continued

(v)  On December 10, 2014, the Board of Directors of the Company approved the placement for private distribution of the 10th placement, being the 2nd private placement of unconvertible debentures, with floating and secured guarantee, in sole series in the amount of R$55,000, fully paid on January 30, 2015 and with final maturity on January 20, 2020. The funds raised in the placement shall be used for developing select real estate ventures and its secured guarantee is represented by the collateral of the lands owned by the Company to be developed in future periods. The Face Value of the Placement shall be adjusted by the cumulative variation of the IPCA and on it interest of 8.22% p.a. shall be accrued.

(vi) In the year ended December 31, 2015, the subsidiary Tenda made the payment in the total amount of R$220,415, of which R$180,000 related to the Face Value of the Placement and R$40,415 related to the interest payable.

Current and non-current portions fall due as follows.

	Company		Consolidated
Maturity	2015	2014	2015	2014

2015	-	314,770	-	504,387
2016	187,744	175,778	389,621	375,778
2017	344,690	244,690	344,690	244,690
2018	83,485	64,244	83,485	64,244
2019	20,078	-	20,078	-
2020	20,084	-	20,084	-
	656,081	799,482	857,958	1,189,099

As mentioned in Note 4.2, as of December 31, 2015, the balance of cash in guarantee to loans in investment funds in the amount of R$20,515 (R$98,828 in 2014) in the Company statements, and R$31,633 (R$104,039 in 2014) in the consolidated statements, is pledged as part of the calculation of the guarantee of 1st debenture placement of the subsidiary Tenda and the 7th placement of the Company.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.  Debentures--Continued

The Company is in compliance with the debt covenants at the reporting date of these financial statements. The ratio and minimum and maximum amounts required under such restrictive covenants as of December 31, 2015 and 2014 are as follows:

	2015	2014
Seventh placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	-14.12 times	-9.33 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-12.19%	-19.32%
Total receivables plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	2.25 times	2.10 times

Eighth placement - first and second series and Loans and Financing
Total account receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	-7.73 times	-5.32 times
Total debt less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-12.19%	-19.32%

Ninth placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt	3.71 times	3.86 times
Net debt cannot exceed 100% of equity plus noncontrolling interests	46.44%	46.73%

Tenth placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	-14.12 times	n/a
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-12.19%	n/a

First placement – Tenda
Total accounts receivable plus inventory required to be equal to or 2.0 times over net debt less debt with secured guarantee (3) or below zero, considering that TR(4) plus TE (4) is always above zero.	-6.79 times	-2.75 times
Net debt less debt with secured guarantee (3) required to be in excess of 50% of equity.	-21.47%	-46.72%

Total receivables plus unappropriated income plus total inventory of finished units required to be over 1.5 times the net debt plus payable for purchase of properties plus unappropriated cost or below zero

	2.47 times	2.89 times

(1)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)   Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not shown in the Balance Sheet

(3)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

 (4) Total inventory.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

14.  Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolio are as follows:

	Company		Consolidated
	2015	2014	2015	2014

Assignment of receivables:
Obligation CCI Jun/11 - Note 5(i)	3,164	5,678	4,775	8,851
Obligation CCI Dec/11 - Note 5(ii)	2,071	2,897	2,236	3,985
Obligation CCI Jul/12 - Note 5(iii)	368	1,483	368	1,483
Obligation CCI Nov/12 - Note 5(iv) (a)	-	-	4,351	6,151
Obligation CCI Dec/12 - Note 5(v)	7,541	8,604	7,541	8,604
Obligation CCI Nov/13 - Note 5(vi)	2,858	3,451	6,362	9,459
Obligation CCI Nov/14 - Note 5(vii)	4,646	9,407	6,696	11,513
Obligation CCI Dec/15 - Note 5(viii)	13,053	-	24,558	-
FIDC obligation	1,146	2,976	2,406	6,083
Total obligations assumed on assignment of receivables (Note 20.iii)	34,847	34,496	59,293	56,129

Current portion	12,631	14,128	23,482	24,135
Non-current potion	22,216	20,368	35,811	31,994

Regarding the above transactions, except for item (a),  the assignor is required to fully formalize the guarantee instruments of receivables in favor of the assignee. Until it is fully fulfilled, these amounts will be classified into a separate account in current and non-current liabilities.

The obligation of item (a), is guaranteed by the issuance of Subordinated CRI limited to 4% of the issuance amount, not having right of recourse above this limit.

15.  Other payables

	Company		Consolidated
	2015	2014	2015	2014

Acquisition of interests	-	-	-	2,395
Provision for penalties for delay in construction works	1,404	3,541	3,213	7,663
Cancelled contract payable	11,014	10,557	24,053	27,607
Warranty provision	41,958	30,858	59,647	52,167
Deferred sales taxes (PIS and COFINS)	8,368	9,507	13,129	14,163
Provision for net capital deficiency (Note 9)	59,727	65,923	54,401	32,882
Long-term suppliers	5,652	6,158	7,508	12,117
Payables to venture partners (Note 20.iii) (a)	4,713	10,794	4,895	11,030
Share-based payment - Phantom Shares (Note 18.4)	889	-	889	-
Other liabilities	8,426	19,185	28,918	39,446

Total other payables	142,151	156,523	196,653	199,470

Current portion	127,123	134,648	163,437	164,213
Non-current portion	15,028	21,875	33,216	35,257

(a)     The Company entered in June 2011 into a private instrument for establishing the usufruct of 100% preferred shares of SPE-89 Empreendimentos Imobiliários S.A., over a period of six years, raising funds amounting to R$45,000. In the year ended December 31, 2015, the total amount of dividends paid to the holders of preferred shares by SPE-89 Empreendimentos Imobiliários S.A. amounted to R$ 8,000 (Note 9).

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.  Provisions for legal claims and commitments

The Company and its subsidiaries are parties to lawsuits and administrative proceedings at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the losses on pending decisions. The Company does not expect any reimbursement in connection with these claims.

In the years ended December 31, 2015 and 2014, the changes in the provision are summarized as follows:

Company	Civil lawsuits(i)	Tax proceedings(ii)	Labor claims	Total
Balance at December 31, 2013	107,872	163	31,564	139,599
Additional provision (Note 23)	35,836	252	24,133	60,221
Payment and reversal of provision not used	(19,533)	(197)	(10,250)	(29,980)
Balance at December 31, 2014	124,175	218	45,447	169,840
Additional provision (Note 23)	49,269	12,157	26,641	88,067
Payment and reversal of provision not used	(54,024)	(12,155)	(8,853)	(75,032)
Balance at December 31, 2015	119,420	220	63,235	182,875

Current portion	84,576	220	15,516	100,312
Non-current portion	34,844	-	47,719	82,563

Consolidated	Civil lawsuits(i)	Tax proceedings(ii)	Labor claims	Total
Balance at December 31, 2013	134,483	173	63,272	197,928
Additional provision (Note 23)	65,699	600	46,765	113,064
Payment and reversal of provision not used	(42,340)	(359)	(28,719)	(71,418)
Balance at December 31, 2014	157,842	414	81,318	239,574
Additional provision (Note 23)	68,976	12,156	37,317	118,449
Payment and reversal of provision not used	(77,197)	(12,170)	(25,674)	(115,041)
Balance at December 31, 2015	149,621	400	92,961	242,982

Current portion	84,576	220	15,516	100,312
Non-current portion	65,045	180	77,445	142,670

(a)     Civil lawsuits, tax proceedings and labor claims

As of December 31, 2015, the Company and its subsidiaries have deposited in court the amount of R$105,275 (R$123,510 in 2014) in the Company’s statement, and R$125,358 (R$154,939 in 2014) in the consolidated statement (Note 7).

	Company		Consolidated
	2015	2014	2015	2014

Civil lawsuits	71,327	88,378	81,919	106,731
Tax proceedings	13,744	12,311	14,222	12,350
Labor claims	20,204	22,821	29,217	35,858
Total	105,275	123,510	125,358	154,939

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.  Provisions for legal claims and commitments --Continued

(a)     Civil lawsuits, tax proceedings and labor claims --Continued

(i)      As of December 31, 2015, the provisions related to civil lawsuits include R$42,296 (R$65,016 in 2014) related to lawsuits in which the Company is included in the defendant side to be liable for in and out of court debts which original debtor is a former shareholder of the Company, Cimob Companhia Imobiliária (“Cimob”), or involve other companies of the same economic group of Cimob. In these lawsuits, the plaintiff argues that the Company should be liable for Cimob’s debts, because in its understanding the requirements for piercing of the corporate veil of Cimob to reach the Company (business succession, merger of assets and/or formation of a same economic group involving the Company and the Cimob Group). In addition, there is judicial deposit in the amount of R$44,099 (R$62,381 in 2014) related to these lawsuits.

The Company does not agree with the statement of facts based on which it has been included in these lawsuits and continues to dispute in court its liability for the debts of a third company, as well as the amount charged by the plaintiffs. The Company has already obtained favorable and unfavorable decisions in relation to this matter, reason why it is not possible to estimate a uniform outcome in all lawsuits. The Company also aims by filing a lawsuit against Cimob and its former and current parent companies the recognition that it should not be liable for the debts of that company, as well as indemnity of the amounts already paid by the Company in lawsuits relating to the charge of debts owed only by Cimob.

(ii)     The former subsidiary AUSA, current associate, is a party to lawsuits and administrative proceedings related to Excise Tax (IPI) and State VAT (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under lease agreements without purchase option.

According to the negotiation of the sale of controlling interest of 70% in AUSA, it was agreed that the Company would cover the court costs in the event of unfavorable decision. The likelihood of loss in the ICMS case was reviewed in 2015, in view of case law, and considered remote by the legal counsel (R$16,638 in 2014, classified as likelihood of probable loss).

(iii)    Environmental risk

There are various environmental laws at the federal, state and municipal levels. These environmental laws may result in delays for the Company in connection with adjustments for compliance and other costs, and impede or restrict ventures. Before acquiring a land, the Company assesses all necessary and applicable environmental issues, including the possible existence of hazardous or toxic materials, residual substance, trees, vegetation and the proximity of the land to permanent preservation areas. Therefore, before acquiring land, the Company obtains all governmental approvals, including environmental licenses and construction permits.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.  Provisions for legal claims and commitments --Continued

(a)   Civil lawsuits, tax proceedings and labor claims --Continued

(iii)        Environmental risk--Continued

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fines. The lawsuits in dispute by the Company in civil court are considered by the legal advisor as possible loss in the amount of R$4,829 (R$11,987 in 2014) in the Company’s statement and R$8,639 (R$13,734 in 2014) in the consolidated statement.

(iv)    Lawsuits in which likelihood of loss is rated as possible

As of December 31, 2015, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks. Based on the history of probable processes and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$810,163 (R$561,056 in 2014), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses. The change in the period was caused by the higher volume of lawsuits with smaller amounts and review of the involved amounts and tax proceedings in which subsidiary Tenda is defendant.

	Company		Consolidated
	2015	2014	2015	2014

Civil lawsuits	235,975	233,371	469,841	441,083
Tax proceedings	32,543	38,053	263,540	53,586
Labor claims	38,967	42,355	76,782	66,387
	307,485	313,779	810,163	561,056

(b)     Payables related to the completion of real estate ventures

The Company commits to complete units sold and to comply with the laws regulating the civil construction sector, including the obtainment of licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, being subject to legal and contractual penalties.

As of December 31, 2015, the Company and its subsidiaries have restricted cash which will be released to the extent the guarantee ratios described in Note 4.2 are met, which include land and receivables pledged in guarantee of 120% of the debt outstanding.

(c)      Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has commitments related to the rental of 33 real estate where its facilities are located, at a monthly cost of R$1,155 adjusted by the IGP-M/FGV variation. The rental term is from 1 to 10 years and there is a fine in case of cancelled contracts corresponding to three-month rent or in proportion to the contract expiration time.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

17.  Payables for purchase of properties and advances from customers

		Company		Consolidated
	Maturity	2015	2014	2015	2014

Payables for purchase of properties	January 2016 to July 2020	139,320	127,123	362,800	331,436
Adjustment to present value		(9,723)	(5,077)	(17,039)	(5,619)
Advances from customers
Development and sales (Note 5)		19,337	12,939	39,743	21,236
Barter transaction - Land		143,271	168,028	224,430	244,689

Total payables for purchase of properties and advances from customers		292,205	303,013	609,934	591,742

Current portion		148,989	228,991	361,420	490,605
Non-current portion		143,216	74,022	248,514	101,137

18.  Equity

18.1.  Capital

As of December 31, 2015 and 2014, the Company's authorized and paid-in capital amounts to R$2,740,662, represented by 378,066,162 (408,066,162 in 2014) registered common shares, without par value, of which 10,584,756 (29,881,286 in 2014) were held in treasury.

According to the Company’s articles of incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance up to the limit of 600,000,000 (six hundred millions) common shares.

On February 02, 2015, the Company approved the creation of a new program to repurchase its shares to hold them in treasury and later selling or cancelling them, over a period of 365 days, up to the limit of 27,000,000 shares. On this same date it took the resolution to cancel 30,000,000 common shares of the Company held in treasury, without capital reduction. In the year ended  December 31, 2015, 11,925,330 shares were acquired totaling R$24,157. Additionally, the Company transferred 1,221,860 shares (5,463,395 in 2014) in the total amount of R$3,022 (R$17,583 in 2014) related to the exercise of options under the stock option plan of common shares by the beneficiaries, for which it received the total amount of R$599 (R$6,921 in 2014).

Treasury shares
Type	GFSA3	R$	%	Market value (*) R$ thousand		Carrying value R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	2015	2014	2015	2014
11/20/2001	599,486	2.8875	0.16%	1,457	1,319	1,731	1,731
Changes in 2013:
Acquisition	18,500,000	3.8561	5.03%	44,955	40,700	71,339	71,339
Changes in 2014:
Acquisition	43,738,234	2.6353	11.90%	106,284	96,224	115,265	115,265
Transfer	(5,463,395)	3.2183	-1.49%	(13,276)	(12,019)	(17,583)	(17,583)
Cancellations	(27,493,039)	3.3351	-7.48%	(66,808)	(60,485)	(91,693)	(91,693)
Changes in 2015:
Acquisition	11,925,330	2.0257	3.25%	28,979	-	24,157	-
Transfer	(1,221,860)	2.4733	-0.33%	(2,970)	-	(3,022)	-
Cancellations	(30,000,000)	2.4738	-8.16%	(72,900)	-	(74,214)	-
	10,584,756	2.4545	2.88%	25,721	65,739	25,980	79,059

(*)                                   Market value calculated based on the closing share price at December 31,  (R$2.43 in 2015 and R$2.20 in 2014), not considering the effect of occasional volatilities.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity --Continued

18.1.  Capital --Continued

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of lawsuits (Note 16(a)(i)).

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2013	416,459
Repurchase of treasury shares	(43,738)
Transfer related to the stock option plan	5,463
Outstanding shares as of December 31, 2014	378,184
Repurchase of treasury shares	(11,925)
Transfer related to the stock option plan	1,222
Outstanding shares as of December 31, 2015	367,481

Weighted average shares outstanding	367,572

18.2.  Allocation of profit (loss) for the year

According to the Company’s by-laws, profit for the year is allocated as follows, after deduction of occasional accumulated losses and provision for taxes and social contribution: (i) 5% to legal reserve, reaching up to 20% of capital stock or when the legal reserve balance plus that of capital reserves is in excess of 30% of capital stock; (ii) 25% of the remaining balance to pay mandatory dividends; and (iii) amount not in excess of 71.25% to set up the Reserve for Investments, with the purpose of financing the expansion of the operations of the Company and its subsidiaries.

The Board of Directors, by referendum of the Annual Shareholders’ Meeting, shall examine the accounts and financial statements related to the year 2015.

The loss for 2014 incurred by the income reserve and allocation of net income for 2015 are shown below:

Reserve for investments as of December 31, 2013	437,156
(-)Treasury shares sold and cancelled (Note 18.1)	(102,355)
Net loss for 2014	(42,549)
Reserve for investments as of December 31, 2014	292,252

Net income for 2015	74,449
(-)Legal reserve (5%)	(3,722)
(=)Calculation basis	70,727
Minimum mandatory dividend (25%)	17,682
Reserve for investments	53,045

Minimum mandatory dividend (25%) per share	0.048

18.3.  Stock option plan

Expenses for granting stocks are recorded under the account “General and administrative expenses” (Note 23) and showed the following effects on profit or loss in the years ended December 31, 2015 and 2014:

	2015	2014

Gafisa	7,826	15,489
Tenda	2,138	838
	9,964	16,327

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity --Continued

18.3.  Stock option plan -- Continued

 (i)   Gafisa

The Company has a total of four stock option plans comprising common shares, launched in 2012, 2013, 2014 and 2015 which follows the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (employees) to purchase common shares of the Company’s capital, after periods that vary from one to five years of employment in the Company (essential condition to exercise the option), and expire  six to ten years after the grant date.

The fair value of options is set on the grant date, and it is recognized as expense in profit or loss for the year (as contra-entry to equity) during the grace period of the plan, to the extent the services are provided by employees and management members.

Changes in the stock options outstanding in the years ended December 31, 2015 and de 2014, including the respective weighted average exercise prices are as follows:

	2015		2014
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	9,542,643	1.49	11,908,128	1.47
Options granted	3,567,201	2.24	4,361,763	1.93
Options exercised (i)	(1,221,860)	(0.49)	(5,463,395)	1.26
Options expired	(32,000)	(3.05)	(748,518)	3.66
Options forfeited	(112,605)	(0.01)	(515,335)	0.04

Options outstanding at the end of the period	11,743,379	1.83	9,542,643	1.49

(i)    In the year ended December 31, 2015, the amount received through exercised options was R$599 (R$6,921 in 2014).

As of December 31, 2015, the stock options outstanding and exercisable are as follows:

Outstanding options			Exercisable options
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

11,743,379	4.29	1.83	1,757,598	2.59

During the year ended December 31, 2015, the Company granted 3,567,201 options in connection with its stock option plan comprising common shares (4,361,763 options granted in 2014).

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity --Continued

18.3.  Stock option plan -- Continued

(i)    Gafisa--Continued

The models used by the Company for pricing granted options are the Binomial model for traditional options and the MonteCarlo model for options in the Restricted Stock Options format.

The fair value of the new options granted totaled R$3,232 (R$7,464 in 2014), which was determined based on the following assumptions:

	2015	2014
Pricing model	Binomial	MonteCarlo
Exercise price of options (R$)	R$2.24	R$3.13 type A and R$0.01 type B
Weighted average price of options (R$)	R$2.24	R$ 1.93
Expected volatility (%) – (*)	52%	55%
Expected option life (years)	5.58 years	4.66 years
Dividend income (%)	2.24%	1.90%
Risk-free interest rate (%)	13.64%	10.55%

 (*)The volatility was determined based on regression analysis of the ratio of the share volatility of Gafisa S.A. to the Ibovespa index.

 (ii)   Tenda

Due to the acquisition by Gafisa of the total shares outstanding issued by Tenda, the stock option plans related to Tenda shares were transferred to Gafisa, responsible for share issuance. As of December 31, 2015 and 2014, the amount of R$14,965, related to the reserve for granting options of Tenda is recognized under the account “Related Parties” of the parent company Gafisa.

Tenda has a stock option plan for common shares, created in 2014, by which a total of 42,259,687 stock options were granted to employees and management members of the subsidiary, with exercise dates between March 31, 2017 and March 31, 2020.

The granted options entitle their holders (employees) to purchase common shares of the Company’s capital, after periods that vary from five to ten years of employment in the Company (essential condition to exercise the option), and expire ten years after the grant date.

In the year ended December 31, 2015,  the subsidiary Tenda did not grant options in connection with its stock option plan for common shares.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity --Continued

18.3.  Stock option plan -- Continued

(ii)    Tenda--Continued

The fair value of the options granted in 2014 totaled R$9,346, determined based on the following assumptions:

2014
Pricing model	Black-Scholes
Exercise price of options (R$)	R$0.77
Weighted average price of options (R$)	R$0.76
Expected volatility (%) – (*)	31.02%
Expected option life (years)	4.05
Risk-free interest rate (%) (**)	11.81%

 (*)The volatility was determined based on the history of the BM&FBOVESPA Real Estate Index (IMOBX).

(**)The market risk-free interest rate for the option term in the grant moment varied between 11.66% and 11.81%.

18.4.  Share-based payment – Phantom Shares

In the year ended December 31, 2015, a cash-settled share-based payment program was approved, with fixed terms and conditions. The beneficiaries were granted the right to receive an amount equivalent to 1,898,886 phantom shares, together with the stock option plan for the year 2015. The phantom shares have the same grace and expiration period of the options, and can be partially or fully exercised during the established period.

As of December 31, 2015, the amount of R$889, related to the fair value of the phantom shares granted, is recognized in the heading “Other payables” (Note 15).

19.  Income tax and social contribution

(i)      Current income tax and social contribution

(a)  Brazilian Transitory Tax Regime (RTT)

The Company and its subsidiaries adopted the Brazilian Transitory Tax Regime (RTT) in the year 2014 that permitted to exclude the effect from the changes, introduced by Laws No. 11,638/2007 and No. 11,941/2009, from the tax basis of certain taxes.

Law No. 12,973/14 revoked the RTT from 2015. Such rule establishes that the adjustments should be made to the taxable profit and the accounting records for determining the tax bases of the corporate income tax (IRPJ) and social contribution on net income (CSLL). The end of the RTT was optional for the year 2014 and mandatory from 2015.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.  Income tax and social contribution --Continued

(i)     Current income tax and social contribution --Continued

The reconciliation of the effective tax rate for the years ended December 31,  2015 and 2014 is as follows:

	Company		Consolidated
	2015	2014	2015	2014

Profit (loss) before income tax and social contribution, and statutory interest	62,722	(43,591)	78,159	(28,450)
Income tax calculated at the applicable rate - 34%	(21,326)	14,821	(26,573)	9,673
Net effect of subsidiaries taxed by presumed profit	-	-	36,675	(2,085)
Tax losses (tax loss carryforwards used)	(3,730)	(7,350)	(4,101)	(9,555)
Income from equity method investments	52,817	(9,181)	14,200	5,249
Stock option plan	(2,714)	(11,277)	(3,441)	(11,562)
Other permanent differences	(14,203)	(844)	(28,133)	(7,280)
Charges on payables to venture partners	883	2,547	432	2,509
Tax benefits recognized (not recognized)	-	12,327	3,761	(2,224)
	11,727	1,043	(7,180)	(15,275)

Tax expenses - current	(4,314)	(14,700)	(24,598)	(33,330)
Tax income - deferred	16,041	15,743	17,418	18,055

 (ii)   Deferred income tax and social contribution

The Company recognized deferred tax assets on tax losses and income tax and social contribution carryforwards for prior years, which have no expiration, and for which offset is limited to 30% of annual taxable profit, to the extent the taxable profit is likely to be available for offsetting temporary differences, based on the assumptions and conditions established in the business model of the Company.

The initial recognition and subsequent estimates of deferred income tax are carried out when it is probable that a taxable profit for the following years will be available to offset the deferred tax asset, based on projections of results prepared and underlain by internal assumptions and future economic scenarios that enable its total or partial use. As of December 31,2015 and 2014, the Company did not recognize any deferred tax assets calculated on the tax loss of the subsidiary Tenda.

As of December 31, 2015 and 2014, deferred income tax and social contribution are from the following sources:

	Company		Consolidated
	2015	2014	2015	2014
Assets
Provisions for legal claims	62,178	57,746	82,614	81,455
Temporary differences – PIS and COFINS deferred	10,636	9,754	16,404	14,960
Provisions for realization of non-financial assets	1,849	2,638	11,776	12,793
Temporary differences – CPC adjustment	40,089	11,765	44,748	18,656
Other provisions	60,745	58,363	85,912	92,384
Income tax and social contribution loss carryforwards	75,768	79,499	317,282	301,598
Tax benefits from downstream acquisition	28,165	28,165	28,165	28,165
Tax credits not recognized	-	-	(272,997)	(276,758)
	279,430	247,930	313,904	273,253

Liabilities
Negative goodwill	(92,385)	(92,385)	(92,385)	(92,385)
Temporary differences –CPC adjustment	(131,096)	(112,258)	(130,929)	(111,294)
Differences between income taxed on cash basis and recorded on an accrual basis	(66,034)	(69,413)	(107,079)	(104,314)
	(289,515)	(274,056)	(330,393)	(307,993)

Total net	(10,085)	(26,126)	(16,489)	(34,740)

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.  Income tax and social contribution --Continued

(ii)      Deferred income tax and social contribution --Continued

The balances of income tax and social contribution loss carryforwards for offset limited are as follows:

Company
2015			2014
Income tax	Social contribution	Total	Income tax	Social contribution	Total

Balance of income tax and social contribution loss carryforwards

222,849	222,849	-	233,820	233,820	-

Deferred tax asset (25%/9%)

55,712	20,056	75,768	58,455	21,044	79,499

Recognized deferred tax asset

55,712	20,056	75,768	58,455	21,044	79,499

Unrecognized deferred tax asset

-	-	-	-	-	-

Consolidated
2015			2014
Income tax	Social contribution	Total	Income tax	Social contribution	Total

Balance of income tax and social contribution loss carryforwards

933,182	933,182	-	887,052	887,052	-

Deferred tax asset (25%/9%)

233,296	83,986	317,282	221,763	79,835	301,598

Recognized deferred tax asset

55,712	20,056	75,768	58,455	21,044	79,499

Unrecognized deferred tax asset

177,584	63,930	241,514	163,308	58,791	222,099

Based on the estimate of projections for generation of future taxable profit of Gafisa, the estimated recovery of the Company’s balance of deferred income tax and social contribution is as follows:

Company and Consolidated
Income tax and social contribution loss	Income tax and social contribution loss

2016

16,484	5,604

2017

8,282	2,816

2018

3,056	1,039

2019

27,174	9,239

2020 onwards

167,853	57,070
222,849	75,768

In September 2015, the Company adhered to the Tax Refinance program (REFIS), originally introduced by Law No. 11,941/2009 and reopened by means of Law No. 12,996/2014, which provided new conditions for lump sum or installment payment of tax-related debits with the Federal Revenue Service or the Office of Attorney-General of the National Treasury. The Company opted for the installment payment of the tax debits of certain controlled SPEs in the total amount of R$6,291.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments with the objective of hedging is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The control policy consists of continuously monitoring the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The result from these operations is consistent with the policies and strategies devised by Company management. The Company and its subsidiaries operations are subject to the risk factors described below:

 (i)    Risk considerations

a)    Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing only in short-term securities of top tier financial institutions.

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no relevant history of losses due to the existence of secured guarantee, represented by real estate unit, for the recovery of its products in the cases of default during the construction period. As of December 31, 2015 and 2014, there was no significant credit risk concentration associated with clients.

b)    Derivative financial instruments

The Company holds derivative instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

As of December 31, 2015, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity between June 2016 and January 2020. The derivative contracts are as follows:

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(i)     Risk considerations --Continued

b)    Derivative financial instruments --Continued

Consolidated
		Reais	Percentage		Validity		Gain (loss) not realized by derivative instruments - net

Companies	Swap agreements (Fixed for CDI)	Face value	Original Index – asset position	Swap – liability position	Beginning	End	2015	2014

Gafisa S/A	Banco Votorantim S.A.	82,500	Fixed 13.7946%	CDI + 1.6344%	12/22/2014	06/22/2015	-	(208)
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 11.8752%	CDI + 0.2801%	06/22/2015	12/21/2015	-	(401)
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 14.2672%	CDI + 1.6344%	12/21/2015	06/20/2016	(637)	(160)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 11.1136%	CDI + 0.2801%	06/20/2016	12/20/2016	(641)	(185)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 15.1177%	CDI + 1.6344%	12/20/2016	06/20/2017	(399)	58
Gafisa S/A	Banco Votorantim S.A.	130,000	CDI + 1.90%	118% CDI	07/22/2014	07/26/2018	(2,216)	(941)
Gafisa S/A	Banco HSBC	194,000	Fixed 12.8727%	120% CDI	09/29/2014	10/08/2018	(15,907)	(6,336)
Gafisa S/A	Banco Votorantim S.A. (a)	55,000	IPCA + 8.22%	120% CDI	03/17/2015	01/20/2020	(1,874)	-
							(21,674)	(8,173)

					Current		(14,056)	(3,340)
					Non-current		(7,618)	(4,833)

(a)      On March 17, 2015, the Company bought derivative swap transaction to mitigate the exposure to the floating rate at IPCA + 8.22% p.a. of the tenth Debenture Placement of the Company to 120% of CDI (Note 13).

During the year ended December 31, 2015, the amount of R$17,151 (R$7,492 in 2014) in the Company’s and consolidated statements, which refers to net result of the interest swap transaction, was recognized in the “financial income (expenses)” line in the statement of profit or loss for the year, allowing correlation between the impact of such transactions and interest rate fluctuation in the Company’s balance sheet (Note 24).

       The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific valuation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction, which may vary upon the financial settlement of transactions.

c)    Interest rate risk

Interest rate risk arises from the possibility that the Company and its subsidiaries may experience gains or losses because of fluctuations in the interest rates of its financial assets and liabilities. Aiming to mitigating this kind of risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 12 and 13. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units completed (Note 5), are subject to annual interest rate of 12%, appropriated on a pro rata basis.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(i)     Risk considerations --Continued

d)    Liquidity risk

Liquidity risk refers to the possibility that the Company and its subsidiaries do not have sufficient funds to meet their commitments as they become due.

To mitigate liquidity risks, and to optimize the weighted average cost of capital, the Company and its subsidiaries monitor on an on-going basis the indebtedness levels according to the market standards and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to meet the schedule of commitments, not posing liquidity risk to the Company or its subsidiaries (Notes 12 and 13).

The maturities of financial instruments, loans, financing, suppliers, payables to venture partners and debentures are as follows:

	Company
Year ended December 31, 2015	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	595,817	542,843	-	-	1,138,660
Debentures (Note 13)	187,744	448,253	20,084	-	656,081
Payables to venture partners (Note 15)	3,573	1,140	-	-	4,713
Suppliers	32,115	-	-	-	32,115
	819,249	992,236	20,084	-	1,831,569

	Consolidated
Year ended December 31, 2015	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	672,365	619,463	1,007	-	1,292,835
Debentures (Note 13)	389,621	448,253	20,084	-	857,958
Payables to venture partners (Note 15)	3,755	1,140	-	-	4,895
Suppliers	57,335	-	-	-	57,335
	1,123,076	1,068,856	21,091	-	2,213,023

Fair value classification

The Company uses the following classification to determine and disclose the fair value of financial instruments by the valuation technique:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;

Level 2: input different from the quoted prices in active markets included in Level 1, which are observable, directly (as prices) or indirectly (prices derivate); and

Level 3: inputs to asset or liability not based on observable market data (nonobservable inputs).

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(i)     Risk considerations --Continued

d)    Liquidity risk --Continued

Fair value classification --Continued

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of December 31, 2015 and 2014 is as follows:

	Company			Consolidated
	Fair value classification
As of December 31, 2015	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	350,343	-	-	417,048	-

	Company			Consolidated
	Fair value classification
As of December 31, 2014	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	582,042	-	-	1,047,359	-

       In addition, we show the fair value classification of financial instruments liabilities:

	Company			Consolidated
	Fair value classification
As of December 31, 2015	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial liabilities
Payables to venture partners (Note 20.i.b)	-	21,674	-	-	21,674	-

	Company			Consolidated
	Fair value classification
As of December 31, 2014	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial liabilities
Payables to venture partners (Note 20.i.b)	-	8,173	-	-	8,173	-

In the years ended December 31, 2015 and 2014, there were no transfers between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

 (ii)   Fair value of financial instruments

a)    Fair value measurement

The following estimate fair values were determined using available market information and proper measurement methodologies. However, a considerable amount of judgment is necessary to interpret market information and estimate fair value. Accordingly, the estimates presented in this document are not necessarily indicative of amounts that the Company could realize in the current market. The use of different market assumptions and/or estimation methodology may have a significant effect on estimated fair values.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(ii)    Fair value of financial instruments --Continued

a)    Fair value measurement --Continued

The following methods and assumptions were used in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

(i)      The amounts of cash and cash equivalents, short-term investments, accounts receivable and other receivables, suppliers, and other current liabilities approximate to their fair values, recorded in the financial statements.

(ii)     The fair value of bank loans and other financial debts is estimated through future cash flows discounted using benchmark interest rates available for similar and outstanding debts or terms.

The most significant carrying values and fair values of financial assets and liabilities as of December 31,  2015 and 2014 are as follows:

	Company
	2015		2014
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	44,044	44,044	33,792	33,792
Short-term investments (Note 4.2)	350,343	350,343	582,042	582,042
Trade accounts receivable (Note 5)	986,042	986,042	1,024,441	1,024,441

Financial liabilities
Loans and financing (Note 12)	1,138,660	1,095,844	1,194,074	1,184,202
Debentures (Note 13)	656,081	633,238	799,482	802,948
Payables to venture partners (Note 15)	4,713	5,472	10,794	12,304
Derivative financial instruments (Note 20(i)(b))	21,674	21,674	8,173	8,173
Suppliers	32,115	32,115	57,369	57,369

	Consolidated
	2015		2014
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	82,640	82,640	109,895	109,895
Short-term investments (Note 4.2)	629,671	629,671	1,047,359	1,047,359
Trade accounts receivable (Note 5)	1,802,364	1,802,364	1,825,319	1,825,319

Financial liabilities
Loans and financing (Note 12)	1,292,835	1,237,222	1,397,425	1,333,399
Debentures (Note 13)	857,958	828,387	1,189,099	802,948
Payables to venture partners (Note 15)	4,895	5,472	11,030	12,304
Derivative financial instruments (Note 20(i)(b))	21,674	21,674	8,173	8,173
Suppliers	57,335	57,335	95,131	95,131

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(ii)    Fair value of financial instruments -- Continued

b)      Risk of debt acceleration

As of December 31, 2015, the Company has loans and financing, with restrictive covenants related to cash generation, indebtedness ratios and other. These restrictive covenants have been complied with by the Company and do not limit its ability to conduct its business as usual.

c)      Market risk

The Company carries out the development, construction and sales of real estate ventures. In addition to the risks that affect the real estate market as a whole, such as supply disruptions and volatility in the prices of construction materials and equipment, changes in the supply and demand for ventures in certain regions, strikes and environmental rules and zoning, the Company’s operations are particularly affected by the following risks:

•   The state of the economy of Brazil, which may inhibit the development of the real estate industry as a whole, through the slowdown in economy, increase in interest rates, fluctuation of currency and political instability, besides other factors.

•   Future impediments, as a result of a new regulation or market conditions, to adjust for inflation receivables using certain inflation indexes, as currently permitted, which could make a venture financially or economically unviable.

•   The level of interest of buyers in a new venture launched or the sale price per unit necessary to sell all units may be below expectations, making the venture less profitable than expected.

•   In the event of bankruptcy or significant financial difficulties of a large company of the real estate industry, the industry as a whole may be adversely affected, which could decrease the customer confidence in other companies operating in the industry.

•   Local and regional real estate market conditions, such as oversupply, land shortage or significant increase in land acquisition cost.

•   Risk of buyers having a negative perception of the security, convenience and appeal of the Company’s properties, as well as about their location.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(ii)    Fair value of financial instruments -- Continued

c)    Market risk --Continued

•   The Company’s profit margins may be affected by the increase in operating costs, including investments, insurance premium, taxes in general and government rates.

•   The opportunities for development may decrease.

•   The building and sale of real estate units may not be completed as scheduled, thus increasing the construction costs or cancellation of sale contracts and fines for delay in construction work.

•   Delinquency after the delivery of units acquired on credit. The Company has the right to file a collection action to receive the amounts due and/or repossess the real estate unit from the delinquent buyer, not being possible to guarantee that it will be able to recover the total amount of the debt balance or, once the real estate unit is repossessed, its sale on satisfactory conditions.

•   Occasional change in the policies of the National Monetary Council (CMN) on the investment of funds in the National Housing System (SFH) may reduce the supply of financing to customers.

•   Drop in the market value of land held in inventory, before the development of a real estate venture to which it was intended, and the incapacity to maintain the margins that were previously projected for such developments.

 (iii)  Capital stock management

The objective of the Company’s capital stock management is to guarantee that a strong credit rating is maintained in institutions and an optimum capital ratio, in order to support the Company’s business and maximize value to shareholders.

The Company controls its capital structure by making adjustments and adapting to current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital to shareholders, raise new loans and issue debentures, among others.

There were no changes in objectives, policies or procedures during the years ended December 31, 2015 and 2014.

The Company included in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables and payables to venture partners less cash and cash equivalents and short-term investments (cash and cash equivalents and short-term investments):

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(iii)   Capital stock management --Continued

	Company		Consolidated
	2015	2014	2015	2014

Loans and financing (Note 12)	1,138,660	1,194,074	1,292,835	1,397,425
Debentures (Note 13)	656,081	799,482	857,958	1,189,099
Obligations assumed on assignment of receivables (Note 14)	34,847	34,496	59,293	56,129
Payables to venture partners (Note 15)	4,713	10,794	4,895	11,030
( - ) Cash and cash equivalents and short-term investments (Note 4.1 and 4.2)	(394,387)	(615,834)	(712,311)	(1,157,254)
Net debt	1,439,914	1,423,012	1,502,670	1,496,429
Equity	3,095,491	3,055,345	3,097,236	3,058,403
Equity and net debt	4,535,405	4,478,357	4,599,906	4,554,832

 (iv)  Sensitivity analysis

The sensitivity analysis of financial instruments for the years ended December 31, 2015 and 2014, except swap contracts, which are analyzed through their due dates, describing the risks that may incur material losses on the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to show a 25% and 50% increase/decrease in the risk variable considered.

As of December 31, 2015, the Company has the following financial instruments:

a)   Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)   Loans and financing and debentures linked to the Referential Rate (TR) and CDI, and debentures indexed to the CDI, IPCA and TR;

c)   Accounts receivable, linked to the National Civil Construction Index (INCC).

For the sensitivity analysis in the year December 31, 2015, the Company considered the interest rates of investments, loans and accounts receivables, the CDI rate at 14.14%, the TR at 1.48%, the INCC rate at 7.22%, and the National Consumer Price Index – Extended (IPCA) at 10.67%. The scenarios considered were as follows:

Scenario I – Probable: 10% increase/decrease in the risk variables used for pricing

Scenario II – Possible: 25% increase/decrease in the risk variables used for pricing

Scenario III – Remote: 50% increase/decrease in the risk variables used for pricing

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(iv)   Sensitivity analysis --Continued

The Company shows in the following chart the sensitivity to risks to which the Company is exposed, taking into account that the possible effects would impact the future results, based on the exposures shown at December 31, 2015. The effects on equity are basically the same ones on profit or loss.

		Scenario
		I	II	III	III	II	I
Instrument	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Short-term investments	Increase/decrease of CDI	7,045	17,610	35,221	(35,221)	(17,610)	(7,045)
Loans and financing	Increase/decrease of CDI	(3,175)	(7,937)	(15,875)	15,875	7,937	3,175
Debentures	Increase/decrease of CDI	(1,615)	(4,038)	(8,077)	8,077	4,038	1,615
Derivative financial instruments	Increase/decrease of CDI	(6,065)	(14,616)	(27,896)	33,357	15,823	6,090

Net effect of CDI variation		(3,810)	(8,981)	(16,627)	22,088	10,188	3,835

Loans and financing	Increase/decrease of TR	(1,286)	(3,213)	(6,427)	6,427	3,213	1,286
Debentures	Increase/decrease of TR	(1,199)	(2,998)	(5,997)	5,997	2,998	1,199

Net effect of TR variation		(2,485)	(6,211)	(12,424)	12,424	6,211	2,485

Debentures	Increase/decrease of IPCA	(705)	(1,762)	(3,525)	3,525	1,762	705

Net effect of IPCA variation		(705)	(1,762)	(3,525)	3,525	1,762	705

Accounts receivable	Increase/decrease of INCC	12,263	30,659	61,318	(61,318)	(30,659)	(12,263)

Net effect of INCC variation		12,263	30,659	61,318	(61,318)	(30,659)	(12,263)

21.  Related parties

21.1.  Balances with related parties

The transactions between the Company and related companies are made under conditions and prices established between the parties.

	Company		Consolidated
Current accounts	2015	2014	2015	2014

Assets
Current account (a):
Total SPEs	55,023	96,071	86,010	139,947
Condominium and consortia (b) and thirty party’s works (c)	9,108	2,785	9,108	2,785
Loan receivable (d)	78,818	68,120	109,193	107,067
Dividends receivable	14,279	5,909	-	-
	157,228	172,885	204,311	249,799

Current portion	78,410	104,765	95,118	142,732
Non-current	78,818	68,120	109,193	107,067

Liabilities
Current account (a):
Total SPEs and Tenda	(790,895)	(596,047)	(76,620)	(156,503)
Loan payable (d)	(10,480)	-	(51,482)	-
	(801,375)	(596,047)	(128,102)	(156,503)

Current portion	(801,375)	(596,047)	(87,100)	(156,503)
Non-current portion	-	-	(41.002)	-

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Related parties --Continued

21.1.  Balances with related parties --Continued

(a)     The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the formation of condominiums and/or consortia. The management structure of these ventures and the cash management are centralized in the lead partner of the venture, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such transactions aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the change of amounts reciprocally granted which offset against each other at the time the current account is closed. The average term for the development and completion of the ventures in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures..

(b)     Refers to transactions between the consortia leader, partners and condominiums.

(c)     Refers to operations in third-party’s works.

(d)     The loans of the Company with its subsidiaries, shown below, are made to provide subsidiaries with cash to carry out their respective activities, subject to the respective agreed-upon financial charges. The businesses and operations with related parties are carried out strictly at arm’s length, in order to protect the interests of the both parties involved in the business. The composition, nature and condition of loan receivable by the Company are shown below.

	Company
	2015	2014	Nature	Interest rate

Engenho	-	17	Construction	12% p.a. + IGPM
Tembok Planej. E Desenv. Imob. Ltda. (Vistta Laguna)	11,044	9,891	Construction	12% p.a. + IGPM
Acquarelle Civilcorp Incorporações Ltda.	287	493	Construction	12% p.a. + IGPM
Manhattan Residencial I	53,862	49,358	Construction	10% p.a. + TR
Target Offices & Mall	3,105	-	Construction	12% p.a. + IGPM
Scena Laguna - Tembok Planej. e Desenv. Imob. Ltda.	10,520	8,361	Construction	12% p.a. + IGPM
Total Company	78,818	68,120

	Consolidated
	2015	2014	Nature	Interest rate

Engenho	-	17	Construction	12% p.a. + IGPM
Tembok Planej. E Desenv. Imob. Ltda. (Vistta Laguna)	11,044	9,891	Construction	12% p.a. + IGPM
Acquarelle Civilcorp Incorporações Ltda.	287	493	Construction	12% p.a. + IGPM
Manhattan Residencial I	53,862	49,358	Construction	10% p.a. + TR
Target Offices & Mall	3,105	-	Construction	12% p.a. + IGPM
Scena Laguna - Tembok Planej. e Desenv. Imob. Ltda.	10,520	8,361	Construction	12% p.a. + IGPM
Fit Jardim Botanico SPE Emp. Imob. Ltda.	-	10,164	Construction	113.5% of 126.5% of CDI
Fit 09 SPE Emp. Imob. Ltda.	-	8,422	Construction	120% of 126.5% of CDI
Fit 19 SPE Emp. Imob. Ltda.	14,097	4,037	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	3,260	936	Construction	113.5% of 126.5% of CDI
Atua Construtora e Incorporadora S.A.	12,168	12,168	Construction	113.50% to 112% of CDI
Blue 02 Empreendimentos Imobiliários	-	2,471	Construction	IGPM + interest at 12% p.a.
Other	850	749	Construction	Several
Total Consolidated	109,193	107,067

In the year ended December 31, 2015 the recognized financial income from interest on loans amounted to R$10,049 (R$7,622 in 2014) in the Company’s  statement and R$17,386 (R$11,120 in 2014) in the consolidated statement (Note 25).

Information regarding management transactions and compensation is described in Note 25.

21.2.  Endorsements, guarantees and sureties

The financial transactions of the subsidiaries are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$1,067,950 as of December 31, 2015 (R$973,808 in 2014).

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

22.  Net operating revenue

Company

Consolidated

2015

2014

2015

2014

Gross operating revenue

Real estate development, sale, barter transactions and construction services

1,219,969	1,256,287	2,475,928	2,256,189

(Recognition) Reversal of allowance for doubtful accounts and provision for cancelled contracts (Note 5)

(6,749)	1,424	9,363	69,479

Taxes on sale of real estate and services

(105,958)	(112,890)	(190,972)	(174,670)

Net operating revenue

1,107,262	1,144,821	2,294,319	2,150,998

23.  Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	2015	2014	2015	2014
Cost of real estate development and sale:
Construction cost	(453,470)	(457,447)	(994,556)	(949,960)
Land cost	(169,715)	(165,187)	(312,205)	(278,682)
Development cost	(37,955)	(41,444)	(107,008)	(105,594)
Capitalized financial charges (Note 12)	(124,721)	(107,959)	(165,969)	(171,590)
Maintenance / warranty	(46,375)	(41,906)	(57,222)	(48,557)
Provision for cancelled contracts (Note 5)	-	-	(30,545)	(54,863)
Total cost of real estate development and sale	(832,236)	(813,943)	(1,667,505)	(1,609,246)

Commercial expenses:
Product marketing expenses	(37,048)	(32,298)	(73,271)	(60,433)
Brokerage and sale commission	(12,182)	(16,384)	(24,093)	(30,656)
Customer Relationship Management (CRM) and corporate marketing expenses	(22,584)	(24,383)	(44,663)	(45,622)
Other	(10,736)	(6,055)	(21,233)	(11,330)
Total commercial expenses	(82,550)	(79,120)	(163,260)	(148,041)

General and administrative expenses:
Salaries and payroll charges	(38,125)	(43,637)	(74,242)	(79,515)
Employee benefits	(4,601)	(4,443)	(7,879)	(7,575)
Travel and utilities	(730)	(1,487)	(1,923)	(2,761)
Services	(9,393)	(16,895)	(24,289)	(30,485)
Rents and condominium fees	(9,049)	(8,748)	(13,387)	(14,189)
IT	(12,566)	(14,208)	(22,670)	(24,409)
Stock option plan (Note 18.3)	(7,826)	(15,489)	(9,964)	(16,327)
Reserve for profit sharing (Note 25.iii)	(14,000)	(19,000)	(25,502)	(35,006)
Other	(1,150)	(920)	(1,557)	(1,639)
Total general and administrative expenses	(97,440)	(124,827)	(181,413)	(211,906)

Other income (expenses), net:
Expenses with lawsuits (Note 16)	(88,067)	(60,221)	(118,449)	(113,064)
Income from equity method investments in unincorporated venture (“SCP”)	-	4,839	-	-
Expenses with the adjustment to the stock option plan balance of AUSA (Note 18.2)	-	(17,679)	-	(17,679)
Other	(16,054)	12,009	(41,752)	(10,606)
Total other income/(expenses), net	(104,121)	(61,052)	(160,201)	(141,349)

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

24.  Financial income (expenses)

	Company		Consolidated
	2015	2014	2015	2014
Financial income
Income from financial investments	56,614	78,830	99,551	132,980
Financial income on loans (Note 21)	10,049	7,622	17,386	11,120
Other financial income	867	4,431	7,194	12,694
Total financial income	67,530	90,883	124,131	156,794

Financial expenses
Interest on funding, net of capitalization (Note 12)	(64,845)	(97,072)	(83,227)	(121,063)
Amortization of debenture cost	(3,831)	(4,344)	(3,831)	(4,144)
Payables to venture partners	(1,891)	(2,786)	(1,891)	(2,830)
Banking expenses	(3,757)	(3,042)	(6,676)	(3,818)
Derivative transactions (Note 20 (i) (b))	(17,151)	(7,492)	(17,151)	(7,492)
Discount in securitization transaction	(243)	(316)	(308)	(240)
Offered discount and other financial expenses	(29,354)	683	(49,174)	(26,125)
Total financial expenses	(121,072)	(114,369)	(162,258)	(165,712)

25.  Transactions with management and employees

(i)     Management compensation

The amounts recorded in the account “general and administrative expenses” for the years ended  December 31, 2015 and 2014, related to the compensation of the Company’s key management personnel are as follows:

	Management compensation
Year ended December 31, 2015	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	5	3
Annual fixed compensation (in R$)	1,693	3,968	198
Salary / Fees	1,693	3,575	198
Direct and indirect benefits	-	393	-
Monthly compensation (in R$)	141	331	17
Total compensation	1,693	3,968	198
Profit sharing (Note 25 (iii))	-	3,185	-
Total compensation and profit sharing	1,693	7,153	198

	Management compensation
Year ended December 31, 2014	Board of Directors	Statutory Board	Fiscal Council

Number of members	8	5	3
Annual fixed compensation (in R$)	1,739	4,004	189
Salary / Fees	1,720	3,630	189
Direct and indirect benefits	19	374	-
Monthly compensation (in R$)	145	334	16
Total compensation	1,739	4,004	189
Profit sharing (Note 25 (iii))	-	3,412	-
Total compensation and profit sharing	1,739	7,416	189

The maximum aggregate compensation of the Company’s management members for the year 2015, was established at R$13,228, as approved at the Annual Shareholders’ Meeting held on April 16, 2015.

On the same occasion the compensation limit of the Fiscal Council members for their next term of office that ends in the Annual Shareholders’ Meeting to be held in 2016, was approved at R$205.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.  Transactions with management and employees --Continued

(i)     Management compensation --Continued

The subsidiary Tenda has an administrative structure segregated from the Company, therefore, the amounts recorded in the heading “General and Administrative Expenses” in the consolidated balance are added by the compensation of its Management members and are as follows:

	Management compensation
Year ended December 31, 2015	Board of Directors	Statutory Board	Fiscal Council

Number of members	10	10.33	3
Annual fixed compensation (in R$)	336	5,662	57
Salary / Fees	336	4,959	57
Direct and fringe benefits	-	703	-
Monthly compensation (in R$)	28	472	5
Total compensation	336	5,662	57
Profit sharing (Note 25 (iii))	-	6,178	-
Total compensation and profit sharing	336	11,840	57

	Management compensation
Year ended December 31, 2014	Board of Directors	Statutory Board	Fiscal Council

Number of members	10	10	3
Annual fixed compensation (in R$)	126	4,680	55
Salary / Fees	126	4,116	55
Direct and fringe benefits	-	564	-
Monthly compensation (in R$)	11	390	5
Total compensation	126	4,680	55
Profit sharing (Note 25 (iii))	-	4,704	-
Total compensation and profit sharing	126	9,384	55

The maximum aggregate compensation of the subsidiary Tenda’s management members for the year 2015, was established at R$14,696, as approved at the Annual Shareholders’ Meeting held on April 22, 2015.

On the same occasion the compensation limit of the Fiscal Council members for their next term of office that ends in the Annual Shareholders’ Meeting to be held in 2016, was approved at R$149.

(ii)    Sales

In the year ended December 31, 2015, the total sales of units sold to the Management is (R$1,513 in 2014) and the total receivables is R$1,610 (R$4,686 in 2014).

(iii)   Profit sharing

The Company has a profit sharing plan that entitles its employees  and management members, and those of its subsidiaries to participate in the distribution of profits the Company.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.  Transactions with management and employees --Continued

(iii)   Profit sharing --Continued

This plan is tied to the achievement of specific targets, established, agreed-upon and approved by the Board of Directors at the beginning of each year.

In the year ended December 31, 2015, the Company recorded a provision for profit sharing amounting to R$14,000 in the Company’s  statement (R$19,000 in 2014) and R$25,502 in the consolidated statement (R$35,006 in 2014) in the account “General and Administrative Expenses" (Nota 23).

	Company		Consolidated
	2015	2014	2015	2014

Executive officers	3,185	3,412	9,363	8,116
Other employees	10,815	15,588	16,139	26,890
	14,000	19,000	25,502	35,006

Profit sharing is calculated and reserved based on the achievement of the Company’s targets for the period. An assessment is performed subsequent to year-end of the achievement of the Company’s and its employees’ targets. The payment shall be made in April 2016.

As shown in the previous tables and paragraphs, the aggregate compensation of Management and Fiscal Council members of the Company is according to the limit approved at the Annual Shareholders’ Meeting held on April 16, 2015.

26.  Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

The liabilities covered by insurance and the respective amounts as of December 31, 2015 are as follows:

Insurance type	Coverage – R$ thousand
Engineering risks and guarantee for completion of work	2,265,983
Civil liability (Directors and Officers – D&O)	195,240
2,461,223

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

27.  Earning (loss) per share

In accordance with CPC 41, the Company presents basic and diluted loss per share. The comparison data of basic and diluted earnings/loss per share is based on the weighted average number of shares outstanding for the year, and all dilutive potential shares outstanding for each year presented, respectively.

Diluted earnings per share is computed similarly to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding if the potential dilutive shares attributable to stock options and redeemable shares of noncontrolling interest had been issued during the respective periods, utilizing the weighted average stock price.

The following table shows the calculation of basic and diluted profit and loss per share. In view of the loss for the year ended December 31, 2014, shares with dilutive potential are not considered, because the impact would be antidilutive.

	2015	2014
Basic numerator
Proposed dividends and interest on equity		-
Undistributed profit (loss)	74,449	(42,549)
Undistributed profit (loss), available for the holders of common shares	74,449	(42,549)

Basic denominator (in thousands of shares)
Weighted average number of shares	367,572	401,905

Basic earning (loss) per share in Reais	0.203	(0.106)

Diluted numerator
Proposed dividends and interest on equity	-	-
Undistributed earning (loss)	-	-
Undistributed earning (loss), available for the holders of common shares	74,449	(42,549)
	74,449	(42,549)
Diluted denominator (in thousands of shares)
Weighted average number of shares	367,572	401,905
Stock options	2,514	-
Diluted weighted average number of shares	370,086	401,905

Diluted earning (loss) per share in Reais	0.201	(0.106)

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

28.  Segment information

The Company's management assesses segment information on the basis of different business segments rather than based on the geographical regions of operations.

The Company operates in the following segments: Gafisa (for ventures targeted at high and medium income) and Tenda (for ventures targeted at low income).

The Company's chief executive officer, who is responsible for allocating resources to businesses and monitoring their progresses, uses economic present value data, which is derived from a combination of historical and forecasted operating results.

The Company provides below the main accounts in the statement of profit or loss and balance sheet related to each reporting segment.

Segment information does not segregate operating expenses. No revenues from an individual client represented more than 10% of net sales and/or services.

			Consolidated
	Gafisa S.A.	Tenda	2015
Net operating revenue	1,443,357	850,962	2,294,319
Operating costs	(1,061,921)	(605,584)	(1,667,505)

Gross profit	381,436	245,378	626,814

Selling expenses	(97,949)	(65,311)	(163,260)
General and administrative expenses	(97,442)	(83,971)	(181,413)
Other income / (expenses), net	(107,634)	(52,567)	(160,201)
Depreciation and amortization	(32,585)	(14,835)	(47,420)
Financial expenses	(121,207)	(41,051)	(162,258)
Financial income	77,306	46,825	124,131
Tax expenses	(658)	(6,522)	(7,180)

Profit (loss) for the year attributed to the shareholders of the Company	44,129	30,320	74,449

Customers (short and long term)	1,322,949	479,415	1,802,364
Inventories (short and long term)	1,896,613	734,004	2,630,617
Other assets	1,635,110	692,241	2,327,351

Total assets	4,854,672	1,905,660	6,760,332

Total liabilities	2,884,249	778,846	3,663,095

			Consolidated
	Gafisa S.A.	Tenda	2014
Net operating revenue	1,580,860	570,138	2,150,998
Operating costs	(1,164,998)	(444,248)	(1,609,246)

Gross profit	415,862	125,890	541,752

Selling expenses	(95,063)	(52,978)	(148,041)
General and administrative expenses	(124,833)	(87,073)	(211,906)
Other income / (expenses), net	(79,113)	(62,236)	(141,349)
Depreciation and amortization	(63,607)	(15,644)	(79,251)
Financial expenses	(114,371)	(51,341)	(165,712)
Financial income	98,121	58,673	156,794
Tax expenses	(8,947)	(6,328)	(15,275)

Profit (loss) for the year attributed to the shareholders of the Company	66,888	(109,437)	(42,549)

Customers (short and long term)	1,484,766	340,553	1,825,319
Inventories (short and long term)	1,734,634	777,708	2,512,342
Other assets	1,861,263	1,006,928	2,868,191

Total assets	5,080,663	2,125,189	7,205,852

Total liabilities	3,104,606	1,042,843	4,147,449

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29.  Real estate ventures under construction – information and commitments

In order to meet the provisions of paragraphs 20 and 21 of ICPC 02, the recognized revenue amounts and incurred costs are shown in the statement of profit or loss, and the advances received in the account “Payables for purchase of property and advances from customer”. The Company shows below information on the ventures under construction as of December 31, 2015:

Consolidated
2015

Unappropriated sales revenue of units sold	777,679
Unappropriated estimated cost of units sold	(445,265)
Unappropriated estimated cost of units in inventory	(795,995)

(i) unappropriated sales revenue of units sold
Ventures under construction:
Contracted sales revenue	2,761,219
Appropriated sales revenue	(1,983,540)
Unappropriated sales revenue (a)	777,679

(ii) Unappropriated estimated cost of units sold
Ventures under construction:
Estimated cost of units	(1,626,339)
Incurred cost of units	1,181,074
Unappropriated estimated cost (b)	(445,265)

(iii) Unappropriated estimated costs of units in inventory
Ventures under construction:
Estimated cost of units	(1,724,372)
Incurred cost of units	928,377
Unappropriated estimated cost	(795,995)

(a)   The unappropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted from cancellations, net of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development) and therefore is not appropriated to profit or loss.

(b)   The unappropriated estimated cost of units sold do not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold at the extent they are incurred, and also the warranty provision, which is appropriated to real estate units as the construction work progresses.

       As of December 31, 2015, the percentage of assets consolidated in the financial statements related to ventures included in the equity segregation structure of the development stood at 33.1%.

Gafisa S.A.

Notes to the financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30.  Communication with regulatory bodies

On June 14, 2012, the Company received a subpoena from the Securities Exchange Commission’s Division of Enforcement related to the Matter of Certain 20-F Filer Home Builders listed at SEC, Foreign Private Issuers (FPI). The subpoena requests that the Company produces all documents from January 1, 2010 to July 10, 2012, the Company’s reply date related to the preparation of our financial statements, including, among other things, copies of our financial policies and procedures, board and audit committee’s and operations committee’s meeting minutes, monthly closing reports and financial packages, any documents relating to possible financial or accounting irregularities or improprieties and internal audit reports. The SEC’s investigation is a non-public, fact-finding inquiry and is not clear what action, if any, the SEC intends to take with respect to the information it gathers. The SEC subpoena does not specify any charges. As of the publication of these financial statements has not issued any opinion.

***

MANAGEMENT STATEMENT ON THE FINANCIAL STATEMENTS

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the year ended December 31, 2015; and

ii)   Management has reviewed and agreed with the interim information for the year ended December 31, 2015.

Sao Paulo, March 3rd, 2016

GAFISA S.A.

Management

MANAGEMENT STATEMENT ON THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended December 31, 2015; and

Management has reviewed and agreed with the interim information for the period ended December 31, 2015.

Sao Paulo, March 3rd, 2016

GAFISA S.A.

Management

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Minutes of the Meeting of the Audit Committee

held on March 3, 2016

1. DATE, TIME AND PLACE: On March 3, 2016, at 9 a.m., in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas 8,501, 19th floor.

2. CALL NOTICE AND ATTENDANCE: As all members of this Audit Committee attended the meeting, the instatement and approval quorum were verified, exempting, therefore, its summoning.

3. RESOLUTIONS: It was resolved, unanimously, by the present members and without any restrictions:

3.1. The members of the Audit Committee decide to issue an opinion recommending for the Board of Directors the approval of the Board of Directors of the final version of the documents related to the fiscal year ended on 12.31.2015, as follows: administration report, Company’s Financial Statements, along with the Explanatory Notes and the Accounting Firm Report, which issued an opinion with no reservations, dated as of March 3, 2016.

3.2. After analysis presented on the perspective of performing the Deferred Income tax calculated in accordance to the Business Plan for the years of 2016 and following, decided to recommend to the Board of Directors its final approval, as set forth in CVM’s Regulation No. 371/02.

4. CLOSING: As there were no further issues to be addressed, the present Minutes were drawn up, approved and signed by all Committee Members. Signatures: Renata de Carvalho Fidale, Secretary. José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Francisco Vidal Luna.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale

Secretary

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Fiscal Council

held on March 3, 2016

1. DATE, TIME AND PLACE: On March 3, 2016, at 1 p.m., in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8501, 19th floor.

2. CALL NOTICE AND ATTENDANCE: As all members of the Fiscal Council attended the meeting, the instatement and approval quorum were verified. Also present, representatives of the Company and representatives of KPMG, external auditor of the Company, for any clarification needed. As secretary of the Fiscal Council was Ms. Renata de Carvalho Fidale.

3. RESOLUTIONS: It was resolved, unanimously, by the present Fiscal Council Members and without any restrictions:

3.1. The Fiscal Council members manifested in favor of the final version of the documents related to the fiscal year ended on 12.31.2015, as follows: Administration Report and Company’s Financial Statements, along with the Explanatory Notes and the Accounting Firm Report, which issued an opinion with no reservations, dated as of March 3, 2016.

3.2. After analysis presented on the perspective of performing the Deferred Income Tax, calculated in accordance to the Business Plan for the year of 2016, as set forth in CVM’s Regulation No. 371/02, they appreciated and recommended to the Board of Directors its final approval.

4. CLOSING: As there were no further issues to be addressed, the present Minutes were drawn up, approved and signed by all Fiscal Council members. Signatures: Renata de Carvalho Fidale, Secretary. Olavo Fortes Campos Rodrigues Júnior, Peter Edward Cortes Marsden Wilson and Laiza Fabiola Martins de Santa Rosa.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale

Secretary

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

FISCAL COUNCIL OPINION

The members of the Fiscal Council of Gafisa S.A. (“Company”) hereunder signed, on the exercise of the powers conferred to them by the Art. 163 of Law 6,404/76, after examining the Administration Report and Company’s Financial Statements related to the fiscal year ended on 12.31.2015, along with the Explanatory Notes and the Accounting Firm Report (the “Documents”), expressed an opinion in favor of the Documents and manifested in favor of the approval by the Annual General Meeting of the Shareholders of the Company to be summoned.

The Fiscal Council Opinion was executed by Olavo Fortes Campos Rodrigues Júnior, Peter Edward Cortes Marsden Wilson and Laiza Fabiola Martins de Santa Rosa. I certify that this is a true copy of the minutes drawn up in the appropriate book.

São Paulo, March 3, 2016.

Renata de Carvalho Fidale

Secretary

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors’ Meeting held on March 3, 2016

1. Date, Time and Place: On March 3, 2016, at 11 a.m., in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas 8,501, 19th floor.

2. Call Notice and Attendance: Present all members of the Company’s Board of Directors, instatement and approval quorum having been verified.

3. Presiding Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The members of the Board of Directors attending the meeting unanimously and with no restrictions decided:

4.1. As set forth in the terms of Article 142, V, Law 6,404/76 and Article 22 (m) of Company’s Bylaws, the Board of Directors recommend the approval, by Company’s shareholders, assembled in the annual shareholders’ general meeting, of administration report and Company’s financial statements related to the fiscal year ended on 12.31.2015, along with explanatory notes and the accounting firm report, which issued an opinion with no reservations, dated as of March 3, 2016.

4.2. Recommend the approval, by Company’s shareholders, assembled in the annual shareholders’ general meeting, of the following proposal for allocation of net profits concerning the fiscal year ended 12.31.2015:

Allocation of Net Profits
Net profit of the year	R$74.449.586,20
Accumulated losses	-
Legal reserve	R$3.722.479,31
Tax incentive reserves (ICMS and Income Tax)	-

Subtotal (i)	R$70.727.106,89

Mandatory minimum dividends	R$17.681.776,72
Interest on Capital (gross) (ii)	-
Interest on capital (net)	-
Dividends to Pay (iii)	R$17.681.776,72
Dividends to pay per share (treasury shares excluded)	R$0,048116112760 per share

Subtotal (i) – (ii) – (iii)	R$53.045.330,17

Statutory reserve (Article 47, §2º, (c) of Bylaws)	R$53.045.330,17

4.3. To propose, for deliberation of the annual shareholders’ general meeting, that the Board of Directors further establishes the date of payment of the dividends, within the calendar year of 2016, based on the shareholding position of April 25, 2016 (after closing of trading session), for shareholders holding shares negotiated at BM&FBovespa, and of April 28, 2016 for shareholders holding ADRs negotiated at NYSE, with no monetary adjustments. The shares and ADRs will be negotiated ex-dividends as of April 26, 2016.

4.4. To approve the analysis presented on the perspective of performing the active net of Deferred Income tax, calculated in accordance to the Business Plan for the year of 2016, as set forth in CVM’s Regulation No. 371/02.

5. Closing: With no further matters to be discussed, these minutes were prepared, approved and signed by all members of the Board of Directors. Signatures: Presiding Board: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary); Board members: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I hereby certify that this is a true copy of the minutes drawn on the respective corporate book.

Renata de Carvalho Fidale

Secretary

FOR IMMEDIATE RELEASE - São Paulo, March 3, 2016 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported financial results for the fourth quarter and year ended December 31, 2015.

4Q15 Conference Call

March 4, 2016

> 8:00 am US EST
In English (simultaneous translation
from Portuguese)
+ 1-516-3001066 US EST
Code: Gafisa

>  10:00 am Brasília Time
In Portuguese
Telephones:
+55-11-3728-5971 (Brazil)
Code: Gafisa

Replay:
+55-11-3127-4999 (Brazil)
Código: 63775447
+55-11-3127-4999 (US)
Code: 23319242
IR Website:
www.gafisa.com.br/ri

IR Contacts

Danilo Cabrera
Mariana Suarez
Phone: +55 11 3025-9242 / 9978
Email: ri@gafisa.com.br

IR Website:
www.gafisa.com.br/ri

Media Relations

Máquina da Notícia  - Comunicação Integrada
Giovanna Bambicini
Phone: +55 11 3147-7414
Fax: +55 11 3147-7900
E-mail: gafisa@grupomaquina.com

Shares

GFSA3 – Bovespa
GFA – NYSE
Total shares outstanding: : 378,066,162[1]Average daily trading volume (90 days²):
R$8.1 million
(1) Including 10,584,757 treasury shares
(2) Until December 31, 2015

GAFISA RELEASES
4Q15 AND 2015 RESULTS

MANAGEMENT COMMENTS AND HIGHLIGHTS

Gafisa finished the full year 2015 having achieved positive results, due to improvements in the production cycle of its business units in the previous years. The Company begins 2016 confident in its operational capacity and business strategy to meet the challenges that lie ahead.

Consolidated net income reached R$74.4 millions in 2015, a reversal from the R$42.5 millions loss recorded in 2014. The Gafisa  segment ended the year with net income of R$44.1 millions, while the Tenda segment  recorded net income of R$30.3 millions in the same period.

The overall improvement in operating and financial results occurred despite an extremely challenging environment: 2015 was a year of economic contraction, high interest rates and increasing inflation, as well as higher unemployment levels. These factors had a significant impact on the real estate market, resulting in a sharp reduction in the volume of launches and, at the same time, an increase in the level of dissolutions.

The Gafisa and Tenda segments experienced varying market conditions throughout the year. While greatly impacted by the deterioration in the macro-economic environment, the Gafisa segment was able to maintain the profitability of its projects by increasing operating efficiencies and executing its business improvement strategy. The Tenda segment, which is focused on the resilient low-income market, was able to consistently expand the scale its business.

Both Gafisa and Tenda segment projects presented good performances in 2015. The Gafisa segment’s adjusted gross margin was 36.9% in the year, attesting the stability of its results, while the Tenda segment achieved an adjusted gross margin of 30.6% due to the consolidation of its new business model and the increased contribution of related New Model projects to its results.

In 4Q15, the Gafisa segment launched 5 projects/phases, totaling R$380.3 millions, and ended the year with R$996.3 millions in launches, achieving an average SoS of launches of approximately 28.3%. Net pre-sales reached R$245.2 millions in the fourth quarter, totaling R$914.8 millions in the year, an increase of 12.8% from 2014.

A key challenge for the real estate sector during 2015 was the sale of inventory units. Notably, 69.2% of the Gafisa segment's net sales in 2015 related to sales from inventory, reflecting the relevance of the segment’s diversified product portfolio.

Throughout the year, the Gafisa segment devoted special attention to the development of new products. The segment had a strategic focus on achieving an appropriate SoS on launches. Thanks to this strategy and inventory sales, the Gafisa segment’s SoS reached 31.1% in 2015, an increase in comparison with a SoS of 26.1% in 2014.

The fourth quarter was also characterized by the positive volume of deliveries from the Gafisa segment, with the delivery of 8 projects/phases, corresponding to 1,641 units and accounting for R$1.0 billion in PSV. The delivery of these projects/phases contributed to strong operating cash generation during the period. In the full year, 22 projects/phases were delivered, corresponding to 4,986 units and accounting for a PSV of R$2.4 billions. This marked a 44.1% PSV growth rate compared to 2014. The transfer volume reached R$763.3 millions in PSV, reflecting the Company’s efficient controls and operational proficiency,

As a result, the 4Q15 adjusted gross profit for the Gafisa segment totaled R$127.4 millions, maintaining the segment’s profitability level at an adjusted gross margin of 36.1%. For the full year, the adjusted gross margin for the Gafisa segment was 36.9%.

Also, the Gafisa segment reported another quarter of improved results, achieving net income of R$13.8 millions in 4Q15 and ending the year with a R$44.1 millions profit.

From an operational standpoint, 2015 marked further progress in the consolidation of the Gafisa segment’s production cycle. The Company ended 2015 with 28 projects under construction, all on schedule and within the delivery timeframe in accordance to the contracts, attesting the commitment to our clients.

Efficient operational and financial management enabled the Gafisa segment to maintain project-level profitability; this was despite challenging market conditions and the related pricing pressure on the portfolio. The efficient development of projects and construction cost management helped offset the difficult macroeconomic scenario and supported gross margin levels.

Looking ahead to 2016, current market conditions are expected to continue, including low consumer confidence, decreases in household income, and greater credit restrictions. It appears that it will take some time to exit the current macroeconomic downturn. These conditions will ultimately delay our expectation for a recovery in the housing market. In light of this, we may see a more restrictive liquidity environment, which may affect prices, margins and sales volume. We will maintain a conservative approach in 2016, seeking to balance the placement of new products in the market, prioritizing those projects with more liquidity, in order to reach adequate sales and profitability levels.

In regards to the Tenda segment, 2015 marked the return to profitability and final delivery of all outstanding legacy projects. The consolidation of Tenda’s new model is based on its four pillars: aluminum framing structure, contracted launches, sales in stores, and the transfer of sales to financial institutions. In addition, the new model projects are concentrated in the six main metropolitan areas of the country - São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador and Recife. These strategic pillars of the new model enabled Tenda to achieve positive operating and financial results, with net income reaching R$30.3 millions in the year, compared to a loss of R$109.4 millions in 2014.

In regards to the expansion of Tenda’s operating scale, the segment recorded launches of R$302.6 millions in the quarter, comprised of 9 new projects/phases. For the full year, Tenda segment launches totaled R$1.1 billions, 77.6% higher than in 2014, supported by the adjustments to Tenda's new model.

Tenda’s net pre-sales exceeded R$1.0 billion, a 156.6% increase compared to 2014. Tenda’s SoS in the year reached 53.0%, notably higher than 32.3% recorded in 2014, reflecting the segment’s improved operational efficiency and the positive scenario for the low income market.

Another highlight for Tenda during 2015 was the delivery of the segment’s four legacy projects, allowing Tenda to focus on its new model projects. In the full year, Tenda delivered 21 projects/phases, representing a PSV of R$802.5 millions.

Since 2013, when Tenda started its new model operations, the segment has launched 51 projects, totaling R$2.0 billions in PSV. Notably, Tenda has delivered R$783.4 millions in PSV, comprised of 19 projects/phases. All of these initial new model (2013) projects have been completed and delivered within the agreed deadlines. In regards to 2014 projects, only 4 projects of the 14 launched are still under construction and are scheduled to be completed within the next few months.

Tenda’s improved operational performance had a positive impact on the segment’s financial results. In 4Q15, adjusted gross profit reached R$61.9 millions, with an adjusted gross margin of 29.9%. In the year, the segment’s adjusted gross profit was R$260.2 millions, with an adjusted gross margin of 30.6%.

It is worth noting that in this 4Q15, the Tenda segment’s result was impacted by non-recurring effects totaling R$22.2 millions as adjustment in the accounting balance of receivables and increase in the provision of the receivables portfolio related to project prior to 2012, ending the quarter with a net loss of R$13.0 millions. In the year Tenda recorded net income of R$30.3 millions.

Moving forward into 2016, Tenda has continued to focus on achieving greater economies of scale by increasing launches and implementing strategies designed to ensure a strong sales pace. The consistency of the segment’s latest results from the new model projects reaffirms management’s confidence in the 2016 business plan.

On a consolidated basis, Gafisa and Tenda launches totaled R$2.1 billions in 2015 and R$682.9 millions in 4Q15, with net pre-sales of R$482.6 millions and R$1.9 billions, respectively. The Company’s 4Q15 adjusted gross profit was R$189.3 millions, with an adjusted gross margin of 33.9%; in the year, adjusted gross profit was R$792.8 millions, with an adjusted gross margin of 34.6%, above the results posted in 2014.

In regards to the current economic environment, the Company continues to take steps to achieve greater stability in its cost and expense structure. Selling and administrative expenses were R$94.4 millions in the fourth quarter. In the year, these expenses totaled R$344.7 millions, a 4.2% decrease from 2014. This cost reduction was achieved despite a higher level of launches and sales.

At the end of the year, the Net Debt/Shareholder’s Equity ratio reached 46.6%, the lowest level in 2015. Excluding project finance, the Net Debt/Shareholder’s Equity ratio was negative 12.0%. Consolidated operating cash generation reached R$165.6 millions in the quarter and R$257.7 millions in the year. The Company ended 4Q15 with net cash generation of R$128.4 millions, resulting in total net cash generation of R$24.1 millions in the year.

Our positive cash flow performance and the maintenance of a low level of leverage reinforce the Company's conservative approach to capital discipline, which remains a priority during this period of macroeconomic uncertainty in Brazil.

Over the last year, Gafisa and Tenda have strengthened their respective operational and financial cycles, positioning each segment to overcome challenges in 2016. The Gafisa segment has achieved consistent performance, streamlined its operations, and is focused on improving the return on invested capital. The Tenda segment is gaining scale by expanding the volume of new projects, backed by the positive results achieved from the new model. The Company continues to advance guided by capital discipline, its profitability goals, and value creation for shareholders.

.

Sandro Gamba Chief Executive Officer – Gafisa S.A.	Rodrigo Osmo Chief Executive Officer – Tenda S.A.

MAIN CONSOLIDATED FIGURES

Table 1. Operating and Financial Highlights – (R$000 and % Company)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Launches	682,905	606,819	13%	241,549	183%	2,085,257	1,636,311	27%
Launches, Units	2,660	3,249	-18%	1,660	60%	10,089	6,073	66%
Net Pre-sales	482,648	492,803	-2%	303,888	59%	1,930,927	1,207,013	60%
Pre-sales, Units	2,256	2,332	-3%	1,223	84%	8,892	4,373	103%
Pre-sales of Launches	321,502	233,976	37%	150,408	114%	789,639	519,210	37%
Sales over Supply (SoS)	14.1%	14.8%	-70 bps	8.9%	520 bps	39.7%	27.9%	1,180 bps
Delivered projects (PSV)	1,239,270	197,539	527%	726,213	71%	3,177,017	2,298,577	38%
Delivered projects, Units	3,121	1,304	139%	3,036	3%	10,697	10,070	6%
Net Revenue	559,246	624,043	-10%	649,276	-14%	2,294,319	2,150,998	7%
Adjusted Gross Profit[1]	189,319	223,777	-15%	196,068	-3%	792,783	713,342	11%
Adjusted Gross Margin[1]	33.9%	35.9%	-200 bps	30.2%	370 bps	34.6%	33.2%	140 bps
Adjusted EBITDA[2]	78,026	92,417	-16%	71,725	9%	339,639	261,497	30%
Adjusted EBITDA Margin[2]	14.0%	14.8%	-80 bps	11.0%	300 bps	14.8%	12.2%	260 bps
Net Income (Loss)	827	13,486	-94%	8,045	-90%	74,449	(42,549)	-
Backlog Revenues	764,024	808,851	-6%	1,025,195	-25%	764,024	1,025,195	-25%
Backlog Results[3]	310,127	324,850	-5%	396,444	-22%	310,127	396,444	-22%
Backlog Margin[3]	40.6%	40.2%	40 bps	38.7%	190 bps	40.6%	38.7%	190 bps
Net Debt + Investor Obligations	1,443,377	1,571,811	-8%	1,440,300	0%	1,443,377	1,440,300	0%
Cash and cash equivalents	712,311	921,828	-23%	1,157,254	-38%	712,311	1,157,254	-38%
Shareholders’ Equity	3,095,491	3,110,914	0%	3,055,345	1%	3,095,491	3,055,345	1%
Shareholders’ Equity + Minority	3,097,236	3,112,609	0%	3,058,403	1%	3,097,236	3,058,403	1%
Total Assets	6,760,332	7,059,524	-4%	7,205,852	-6%	6,760,332	7,205,852	-6%
(Net Debt + Obligations) / (SE + Minority)	46.6%	50.5%	-390 bps	47.1%	-50 bps	46.6%	47.1%	-50 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638

FINANCIAL RESULTS

•         4Q15 net revenue recognized by the “PoC” method was R$352.4 millions in the Gafisa segment and
R$206.8 millions in the Tenda segment. This resulted in consolidated revenue of R$559.2 millions in the fourth quarter, a decrease of 13.9% year on year and a decrease of 10.4% from the previous quarter. In 2015, consolidated net revenue reached R$2.3 billions, an increase of 6.7% compared to 2014.

•         Adjusted gross profit for 4Q15 was R$189.3 millions, lower than the R$196.1 millions recorded in 2014 and down from R$223.8 millions in 3Q15. Adjusted gross margin reached 33.9%, compared to 30.2% in the prior-year period and 35.9% in the 3Q15. The Gafisa segment accounted for an 4Q15 adjusted gross profit of R$127.4 millions, with an adjusted gross margin of 36.1%, while the Tenda segment accounted for an adjusted gross profit of R$61.9 millions, with a margin of 29.9%. In the 2015, adjusted gross profit totaled R$792.8 millions with an adjusted gross margin of 34.6%, compared with R$713.3 millions and 33.2% margin recorded in the previous year.

•         Adjusted EBITDA was R$78.0 millions in 4Q15, with an adjusted EBITDA margin of 14.0%. The Gafisa segment reported adjusted EBITDA of R$49.9 millions, while the Tenda segment’s adjusted EBITDA was R$1.5 millions. In the 12M15, consolidated adjusted EBITDA was R$339.6 millions, an increase of 29.9% from R$261.5 millions in 2014. Full year consolidated EBITDA margin was 14.8% compared to 12.2% in the same period last year. Please note that consolidated adjusted EBITDA includes Alphaville equity income, while the Gafisa segment’s adjusted EBITDA is net of this effect.

•         The Company reported net income of R$0.8 million in 4Q15, compared with R$8.0 milllion in 4Q14. The Gafisa segment reported a profit of R$13.8 millions, while the Tenda segment reported a loss of R$13.0 millions, impacted by a non-recurring effect of R$22.2 millions. In the year, net income totaled R$74.4 millions, compared to a loss of R$42.5 millions in 2014.

•         Operating cash generation totaled R$165.6 millions in 4Q15, closing the year at R$257.7 millions. Net cash generated in the quarter was R$128.4 millions, with accumulated cash generation of R$24.1 millions during 2015.

OPERATING RESULTS

•         Launches totaled R$682.9 millions in the 4Q15, comprising 14 projects in the states of São Paulo, Rio de Janeiro, Rio Grande do Sul and Bahia. 4Q15 launch volumes represented an increase over the R$606.8 millions launched in 3Q15. The Gafisa segment accounted for 56% of the quarter’s launches, while the Tenda segment accounted for the remaining 44%. The volume launched in the 2015 totaled R$2.1 billions.

•         Net pre-sales totaled R$482.6 millions in 4Q15, of which R$245.6 millions related to Gafisa and
R$237.4 millions related to Tenda. The consolidated result marked an increase from the 4Q14 net pre-sales result of R$303.9 millions. Consolidated sales from launches in the quarter represented 22.6% of the total, while sales from inventory comprised the remaining 77.4%. During 2015, the two segments reported a combined R$1.9 billions in net pre-sales, compared to R$1.2 billions in 2014.

•         Consolidated sales over supply (SoS) reached 14.1% in 4Q15, compared to 14.8% in 3Q15 and 8.9%
in 4Q14. On a trailing 12-month basis, Gafisa’s SoS was 31.1%, while Tenda’s SoS was 53.0%.

•         Consolidated inventory at market value remained stable q-o-q at R$2.9 billions. Gafisa’s inventory ended the year at R$2.0 billions, while Tenda’s inventory totaled R$899.8 millions.

•         Throughout the fourth quarter, the Company delivered 13 projects/phases, totaling 3,121 units, accounting for R$1.2 billions in PSV. Over the past twelve months, 43 projects/phases and 10,697 units were delivered, accounting for R$3.2 billions in PSV.

       ANALYSIS OF RESULTS

GAFISA SEGMENT

Lower Revenues, Reduction in G&A Expenses and AUSA Contribution

Table 2. Gafisa Segment – Operating and Financial Highlights – (R$000, and % Gafisa)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Launches	380,270	288,234	32%	-	-	996,316	1,023,012	-3%
Net pre-sales	245,196	247,608	-1%	177,294	38%	914,796	811,032	13%
Net pre-sales of Launches	129,227	71,433	81%	57,770	124%	282,069	342,387	-18%
Sales over Supply (SoS)	10.8%	11.0%	-20 bps	7.2%	360 bps	31.1%	26.1%	500 bps
Delivered projects (Units)	1,641	-	-	1,412	16%	4,986	3,806	31%
Net Revenue	352,424	402,483	-12%	490,947	-28%	1,443,357	1,580,860	-9%
Adjusted Gross Profit[1]	127,392	152,627	-17%	150,806	-16%	532,621	560,254	-5%
Adjusted Gross Margin[1]	36.1%	37.9%	-180 bps	30.7%	540 bps	36.9%	35.4%	150 bps
Adjusted EBITDA[2]	49,858	66,846	-25%	81,843	-39%	227,393	296,695	-23%
Adjusted EBITDA Margin[2]	14.1%	16.6%	-250 bps	16.7%	-260 bps	15.8%	18.8%	-300 bps
Net Income (Loss)	13,818	1,656	734%	36,819	-62%	44,129	66,887	-34%
Backlog Revenues	497,561	557,508	-11%	894,344	-44%	497,561	894,344	-44%
Backlog Results[3]	192,355	215,810	-11%	356,254	-46%	192,355	356,254	-46%
Backlog Margin[3]	38.7%	38.7%	0 bps	39.8%	-110 bps	38.7%	39.8%	-110 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. EBITDA from Gafisa segment does not consider the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

The Company increased its level of net sales in 4Q15, despite more difficult market conditions. In addition, these results reflected Gafisa's commitment to improved operational efficiency, as demonstrated by the maintenance of its adjusted gross margin levels. Furthermore, the segment achieved its lowest level of general and administrative expenses, which reflects the current business cycle and market prospects of the Gafisa segment.

The 4Q15 adjusted gross margin was 36.1%, in line with the average levels reported in previous quarters and up  y-o-y, due to a higher recognition of swaps in 4Q14.

We would also like to highlight the reduced general and administrative expenses in 4Q15, with a 41.3% decrease y-o-y. In the year, the cost reduction reached 21.9% compared to 2014. Thus, selling, general and administrative expenses ended 2015 11.1% lower y-o-y.

Net Income

Net income for the period was R$13.8 millions, compared to R$1.7 millions in the 3Q15 and R$36.8 millions in the 4Q14. This was due to the segment’s lower revenues related to the product sales mix in the period and also to the higher contribution of AUSA equity income. 2015 net income totaled R$44.1 millions, compared to R$66.9 millions in 12M14. Excluding the R$26.7 millions in equity income from Alphaville, the Gafisa segment had a net loss in 4Q15 of R$12.9 millions, compared to a profit of R$16.1 millions recorded in 4Q14 and a R$0.5 millions profit in 3Q15. In 2015, the segment’s net loss was R$5.9 millions, compared to net income of R$34.6 millions in the same period last year, due to the following: (i) lower level of revenues; (ii) higher operating expenses; and (iii) negative impact of net financial income in 2015 when compared to 2014.

Table 3 – Gafisa Segment – Net Income (R$ Millions)

Gafisa Segment (R$ 000)	4Q15	3Q15	4Q14	12M15	12M14
Adjusted Gross Profit	127.4	152.6	150.8	532.6	560.3
Adjusted Gross Margin	36.1%	37.9%	30.7%	36.9%	35.4%
Net Profit	13.8	1.7	36.8	44.1	66.9
Equity Income from Alphaville¹	26.7	1.2	20.7	50.0	32.3
Net Profit Ex-Alphaville	(12.9)	0.5	16.1	(5.9)	34.6

TENDA SEGMENT

Maintenance of Operational Profitability and Net Income Impacted by Non-Recurring Effects

Table 4. Tenda Segment – Operating and Financial Highlights – (R$000 and % Tenda)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Launches	302,635	318,585	-5%	241,549	25%	1,088,941	613,299	78%
Net pre-sales	237,452	245,195	-3%	126,594	88%	1,016,131	395,981	157%
Net pre-sales of Launches	192,275	162,543	18%	92,638	108%	507,570	176,823	187%
Sales over Supply (SoS)	20.9%	23.0%	-210 bps	13.3%	760 bps	53.0%	32.3%	2,070 bps
Delivered projects (Units)	1,480	1,304	13%	1,624	-9%	5,711	6,264	-9%
Net Revenue	206,822	221,560	-7%	158,329	31%	850,962	570,138	49%
Adjusted Gross Profit[1]	61,927	71,150	-13%	45,262	37%	260,162	153,088	70%
Adjusted Gross Margin[1]	29.9%	32.1%	-220 bps	28.6%	130 bps	30.6%	26.9%	370 bps
Adjusted EBITDA[2]	1,464	24,403	-94%	(30,856)	-105%	62,203	(67,503)	-
Adjusted EBITDA Margin[2]	0.7%	11.0%	-1,030 bps	-19.5%	2,020 bps	7.3%	-11.8%	-450 bps
Net Income (Loss)	(12,991)	11,830	-	(28,774)	55%	30,320	(109,437)	-
Backlog Revenues	266,463	251,343	6%	130,851	104%	266,463	130,851	104%
Backlog Results[3]	117,772	109,040	8%	40,190	193%	117,772	40,190	193%
Backlog Margin[3]	44.2%	43.4%	80 bps	30.7%	1,350 bps	44.2%	30.7%	1,350 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. Tenda does not hold equity in Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

The last quarter of 2015 marked the continuation of operational consolidation from Tenda's New Model, with solid sales speed and robust number of launches.

In 4Q15, Tenda recorded adjusted gross income of R$61.9 millions, lower than the previous quarter, due to the lower revenue level, impacted by the sales mix in the period. The 4Q15 adjusted gross margin reached 29.9%, in line with previous quarters. Notably, in the 3Q15 a portion of the accumulated profit sharing provision, related to emplyees directly related to operating processes, was reallocated to G&A expenses, representing a one-off, one-time impact of 2.3 p.p. on the adjusted gross margin in the quarter. In the year, the adjusted gross margin reached 30.6%, up from the 26.9% in 2014.

Adjusted EBITDA totaled R$1.5 millions in the quarter, impacted by non-recurring effects of R$22.2 millions as adjustment in the accounting balance of receivables and increase in the provision of receivables portfolio, of projects prior to 2012, compared to R$24.4 millions in 3Q15 and a 4Q14 negative adjusted EBITDA of R$30.9 millions. The adjusted EBITDA margin reached 0.7% in 4Q15, higher than the negative margin recorded in 4Q14. Even considering the non-recurring impact mentioned above, in the year the adjusted EBITDA margin reached 7.3% compared to the negative 11.8% margin posted in 2014. This result reflecs the operational consolidation of Tenda’s New Model, which contributed to a strong expansion in the  Tenda’s segment EBITDA during this period.

Net Income

In 4Q15, the Tenda segment was specially impacted by the non-recurring effects totaling R$22.2 millions: (i) R$11.0 millions as an effect of the increase in the provision of the portfolio of receivables from projects prior to 2012; and (ii) R$11.2 millions as an adjustment in the accounting balance of receivables. As a result, net income for the quarter was negative R$13.0 millions, a decrease from positive R$11.8 millions recorded in 3Q15, but an improvement from the net loss of R$28.8 millions in 4Q14.

In 2015, net income was R$30.3 millions, compared to a net loss of R$109.4 millions in the previous year, reflecting the improved operating and financial performance of the Tenda segment.

Table 5 – Tenda Segment – Net Income (R$ Million)

Tenda Segment (R$ million)	4Q15	3Q15	4Q14	12M15	12M14
Adjusted Gross Profit	61.9	71.2	45.3	260.2	153.1
Adjusted Gross Margin	29.9%	32.1%	28.6%	30.6%	26.9%
Net Profit	(13.0)	11.8	(28.8)	30.3	(109.4)

RECENT EVENTS

UPDATED STATUS OF THE SPIN-OFF PROCESS AND RECENT DEVELOPMENTS

At the end of 2015, the Company progressed with the evaluation of the potential separation of the Gafisa and Tenda business units. Since commencing the spin-off process in February 2014, the Company executed multiple initiatives in order to make the two business units independent of one another from both an operational perspective, as well as a capital structure standpoint.

The Company’s analysis of an appropriate capital structure is one of the main processes that is still ongoing. The Company continues to work in order to achieve the conditions deemed necessary for the desired capital structure model, which takes into consideration the business cycles of each of the business units.

As previously communicated in a Material Fact released to the market on April 29, 2015, these actions are ongoing and are taking longer than had been initially expected. As a result of this, and the on-going assessment of an appropriate capital structure, it is not yet possible to determine when the potential separation will be concluded.

The Company will keep its shareholders and the market informed of any developments related to the subjects mentioned above.

ALLOCATION OF THE 2015 FISCAL YEAR RESULTS

In accordance with Article 47, paragraph 2 (b) of the Bylaws, 25% of the balance of net income of the fiscal year will be allocated for the payment of the statutory dividend to all shareholders after the deductions provided for in the Bylaws and adjusted pursuant to article 202 of Brazilian Corporate Law.

Due to the R$74.4 millions income calculated in the year ended on December 31, 2015, the Company's management will propose, at the Annual General Meeting, the distribution of approximately R$17.7 millions - about R$0.048 per share. This distribution will allow shareholders to gauge a dividend yield of approximately 2.0%, based on the 2015 closing price.

UPDATE TO SHARE BUYBACK PROGRAM

The third stock buyback program, limited to 27 millions common shares, expired and was closed.  Only 1 millions common shares were effectively acquired, with total disbursement of R$2.0 millions.

Reaffirming its commitment to generating shareholder value, on March 3, 2016, the Company approved the creation of the fourth share buyback program, up to a maximum of 8.2 millions common shares which, when added to the 10.6 millions shares currently held in treasury, correspond to 5% of the total common shares issued by the Company. The goal of the program is to efficiently use the Company’s available funds, aiming at medium and long-term profitability, being a portion of the shares to be acquired to be allocated for the exercise of the options and/or shares to be granted in the Stock Option Plan, as approved at the Company’s Extraordinary General Meeting.

The Company also reaffirms its commitment to capital discipline. The execution of the program is conditioned to the maintenance of Gafisa’s Consolidated Net Debt to Equity ratio in a level equal or lower than 60% at the time of the shares’ purchase. The Company’s Executive Officers are authorized to determine the opportunities in which operations will be performed, as well as the amount of shares to be effectively traded.

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with average unit prices above R$250,000..

Operating Results

Launches and Pre-Sales

Fourth quarter 2015 launches totaled R$380.3 millions, representing 5 projects/phases located in São Paulo. The sales speed of these launches reached 23.6%. In 2015, the Gafisa segment totaled R$996.3 millions in launches, representing 47.8% of consolidated launches.

The Gafisa segment’s 4Q15 gross pre-sales totaled R$370.5 millions. Dissolutions reached R$125.3 millions and net pre-sales reached R$245.2 millions, stable when compared to 3Q15 and an increase of 38.3% compared to 4Q14. In 2015, net pre-sales reached R$914.8 millions, an increase of 12.8% from 2014.

The Company continues to concentrate its efforts on the sale of remaining units. As a result, approximately 28% of net sales during the quarter related to projects launched before the end of 2013. Considering the full year 2015 launches, 43.7% of net sales are related to projects launched before the end of 2013, which resulted in an improvement of the inventory profile of the Gafisa segment.

Table 6. Gafisa Segment – Launches and Pre-sales (R$000)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Launches	380,270	288,234	32%	-	-	996,316	1,023,012	-3%
Pre-Sales	245,196	247,608	-1%	177,294	38%	914,796	811,032	13%

Sales over Supply (SoS)

The Gafisa segment’s sales velocity was 31.1% in 2015, compared to 26.1% in 2014. In 4Q15, Gafisa’s SoS reached 10.8%, in line with the previous quarter and up from the 7.2% in 4Q14.

Dissolutions

The weak economic conditions observed in 2015 have directly impacted consumer confidence and, accordingly, the level of dissolutions. Due to the challenging operating environment, the level of dissolutions in the Gafisa segment reached R$125.3 millions in 4Q15, a decrease compared to R$147.2 millions in 3Q15 and an increase from the R$84.9 millions in 4Q14. Notably, the level of dissolutions in 2015 has been impacted by the increased volume of deliveries in the period. During the 2015, 4,986 units were delivered, corresponding to R$2.4 billions in PSV, nearly a 50% increase from 2014 deliveries. In 2015, the volume of dissolutions was R$512.9 millions, 17.6% higher than in 2014.

Over the last three years, the Company has been working on initiatives to strengthen the credit review component of its sale process. In doing so, the Company intends to reduce the level of dissolutions throughout the construction and delivery cycle. A comprehensive approach in the credit review process at the time of sale has generated a more efficient process of transferring Gafisa customers to financial institutions, even amid a unfavorable economic environment. As an example of the efficiency achieved in this process, of all customers who asked for transfers in 2015, only 3.2% have been rejected in the bank’s credit analysis, i.e. out of the 2,045 units asking for transfers, only 65 were not accepted.

In recent quarters the Gafisa segment has been able to reduce the level of dissolutions by enabling customers facing financial pressure to swap their units for those that better match their financial position. Such unit conversions accounted for approximately 35.3% of total dissolved PSV in 2015, resulting in the reversal of R$ 126.6 millions into new sales. This exchange process reflects the flexibility of Gafisa’s product portfolio.

In the full year 2015, 972 Gafisa units were cancelled and 670 units, representing R$383.7 millions, were already resold within the period.

Inventory

Gafisa is maintaining its focus on inventory reduction initiatives. Projects launched prior to 2014 represented 47.3% of net sales in the period. In 2015, inventory as a percentage of sales reached 69.2%. The market value of the Gafisa segment’s inventory remained stable q-o-q and decreased by 11.6% y-o-y, totaling R$2.0 billions. The reduction reflects current market conditions and the effect of the sales income in the period, as well as pricing adjustments on several legacy projects. Finished units outside of core markets accounted for R$72.7 millions, or 3.6% of total inventory.

Table 7. Gafisa Segment – Inventory at Market Value (R$000)

	Inventories BoP 3Q15	Launches	Dissolutions	Gross Sales	Adjustments[1]	Inventories EoP 4Q15	% Q/Q
São Paulo	1,352,527	380,270	97,934	(320,213)	(50,192)	1,460,326	8.0%
Rio de Janeiro	561,011	-	20,743	(37,669)	(47,854)	496,231	-11.5%
Other Markets	96,648	-	6,603	(12,595)	(17,960)	72,697	-24.8%
Total	2,010,186	380,270	125,280	(370,476)	(116,006)	2,029,254	0.9%

* The period adjustments are a reflection of updates related to the project scope, release date and pricing update in the period.

During the same period, finished units represented R$418.0 millions, or 20.6% of total inventory. Inventory from projects launched outside core markets, which is comprised exclusively of finished units, represented
R$72.7 millions, a decrease of 49.2% when compared to the R$143.1 millions recorded last year and down 24.8% from 3Q15. The Company estimates that through the end of 2016, it will have monetized a large portion of its inventory in non-core markets, based on the sales rate observed in these markets over the past few quarters.

In regards to Gafisa’s inventory, approximately 56%, or R$1.1 billions, is concentrated in projects to be delivered from 4Q16 on, not representing an immediate increase in the segment’s volume of inventory of finished units.

Table 8. Gafisa Segment – Inventory at Market Value – Construction Status (R$000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units¹	Total 4Q15
São Paulo	-	141,441	761,161	461,081	96,643	1,460,326
Rio de Janeiro	-	4,267	91,630	151,722	248,612	496,231
Other Markets	-	-	-	-	72,697	72,697
Total	-	145,708	852,791	612,803	417,953	2,029,254

1)      Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPCs 18, 19 and 36.

Landbank

The Gafisa segment land bank, with a PSV of approximately R$6.0 billions, is comprised of 27 potential projects/ phases, amounting to nearly 11,600 units. 72% of potential projects/phases are located in São Paulo and 28% in Rio de Janeiro. The largest portion of land acquired through swap agreements is in Rio de Janeiro, impacting the total percentage of land acquired, totaling 59%.

Table 9. Gafisa Segment – Landbank (R$000)

	PSV (% Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	4,286,656	48.3%	48.3%	0.0%	8,428	9,269
Rio de Janeiro	1,666,187	75.2%	75.2%	0.0%	2,280	2,280
Total	5,952,842	58.5%	58.5%	0.0%	10,709	11,550

Table 10. Gafisa Segment – Changes in the Landbank (3Q15 x 4Q15 - R$000)

	Initial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	4,492,656	171,768	(380,270)	-	2,502	4,286,656
Rio de Janeiro	1,203,000	424,388	-	-	38,800	1,666,187
Total	5,695,656	596,155	(380,270)	-	41,301	5,952,842

In 4Q15, the Company acquired four new land plots with a PSV of R$596.2 millions, representing an acquisition cost of R$97.6 millions. The acquisition was 78% financed by cash and 22% financed by swap agreements. It is important to note that the cash disbursement is aligned with the timeline of projects to be launched in these plots, which is scheduled over the next two years.

The quarterly adjustments reflect updates related to project scope, expected launch date, and inflationary adjustments to the land bank during the period.

Gafisa Vendas

During 2015, Gafisa Vendas, the Company’s independent sales unit, with operations in São Paulo and Rio de Janeiro, accounted for 66% of gross sales. Gafisa Vendas currently has a team of 550 highly trained, dedicated consultants, in addition to an online sales force.

Delivered Projects

During 4Q15, 8 projects/phases totaling 1,641 units were delivered, accounting for R$1.0 billion in PSV. In 2015, 22 projects/phases totaling 4,986 units were delivered, accounting for R$2.4 billions in PSV, compared to 23 projects/phases delivered in 2014, representing 3,806 units and R$1.6 billions in PSV compared to the prior year.

Currently, Gafisa has 28 projects under construction, all of which are on schedule according to the Company’s business plan.

Transfers

Over the past few years, the Company has been taking steps to improve the performance of its receivables/transfer process in an attempt to achieve higher rates of return on invested capital. Currently, the Company’s strategy is to transfer 90% of eligible units up to 90 days after the delivery of the project. In accordance with this policy, transfers totaled R$241.8 millions in PSV in the fourth quarter.

Of the year to date deliveries totaling R$2.4 billions, corporate projects comprised 40.4%. Financing arrangements for corporate projects differ from that of residential projects, resulting in a smaller contribution to transfer volumes, which impacted cash generation in the delivery period.

Table 11. Gafisa Segment – Delivered Project

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
PSV Transferred ¹	241,800	153,646	57%	270,759	-11%	763,289	894,368	-15%
Delivered Projects	8	-	-	8	0%	18	23	-22%
Delivered Units	1,641	-	-	1,412	16%	4,986	3,806	31%
Delivered PSV²	1,027,824	-	-	520,005	98%	2,374,541	1,648,131	44%

1) PSV refers to potential sales value of the units transferred to financial institutions.

2) PSV = Potential sales value of delivered units.

Financial Results

Revenues

4Q15 net revenues for the Gafisa segment totaled R$352.4 millions, a decrease of 12.4% q-o-q and a decrease of 28.2% y-o-y, due to the mix of sales in the period, which was more concentrated in projects launched since 2014.

In 4Q15, 98.7% of Gafisa segment revenues were derived from projects located in Rio de Janeiro and São Paulo, while 1.3% were derived from projects in non-core markets. The table below provides additional details.

Table 12. Gafisa Segment – Revenue Recognition (R$000)

		4Q15				4Q14
Launches	Pre-sales	% Sales	Revenue	% Revenue	Pre-sales	% Sales	Revenue	% Revenue
2015	129,227	53%	53,411	15%	-	0%	-	0%
2014	47,434	19%	96,876	27%	57,770	33%	130,221	27%
2013	50,322	21%	95,112	27%	23,374	13%	60,233	12%
≤ 2012	18,212	7%	107,025	31%	96,150	54%	300,494	61%
Total	245,196	100%	352,424	100%	177,294	100%	490,947	100%
SP + RJ	239,205	98%	347,715	99%	145,593	82%	480,157	98%
Other Markets	5,991	2%	4,709	1%	31,701	18%	10,790	2%

Gross Profit & Margin

Gross profit for the Gafisa segment in 4Q15 was R$84.2 millions, a decrease from R$108.8 millions in 3Q15, and R$101.1 millions versus the prior year period, due to the lower top line result in the period. The 4Q15 gross margin of 23.9% was a result of the following factors: (i) updated pricing on some projects reflect current market conditions and; (ii) the effect of higher financial costs allocated to the project portfolio.

Excluding financial impacts, the adjusted gross margin reached 36.1% in 4Q15 compared to 37.9% in the 3Q15 and 30.7% in 4Q14, reflecting relatively stable levels of profitability in the Gafisa segment. This is a result of the strategic consolidation in the metropolitan regions of São Paulo and Rio de Janeiro and the completion of older projects in other non-core markets.

The table below contains more details on the breakdown of Gafisa’s gross margin in 4Q15.

Table 13. Gafisa Segment – Gross Margin (R$000)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Net Revenue	352,424	402,483	-12%	490,947	-28%	1,443,357	1,580,860	-9%
Gross Profit	84,191	108,830	-23%	101,114	-17%	381,436	415,862	-8%
Gross Margin	23.9%	27.0%	-310 bps	20.6%	330 bps	26.4%	26.3%	10 bps
(-) Financial Costs	43,201	43,797	-1%	49,692	-13%	151,185	144,392	5%
Adjusted Gross Profit	127,392	152,627	-17%	150,806	-16%	532,621	560,254	-5%
Adj. Gross Margin	36.1%	37.9%	-180 bps	30.7%	540 bps	36.9%	35.4%	150 bps

Table 14. Gafisa Segment – Gross Margin Composition (R$000)

	SP + RJ	Other Markets	4Q15
Net Revenue	347,715	4,709	352,424
Adjusted Gross Profit	125,369	2,023	127,392
Adjusted Gross Margin	36.1%	43.0%	36.1%

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$55.3 millions in the 4Q15, stable y-o-y and up 18.7% q-o-q, as a result of the higher selling expense in the period. In the year, these expenses totaled R$195.4 millions, or 11.1% below the R$219.9 millions recorded in the previous year.

Selling expenses increased 70.1% compared to 3Q15 and 47.9% from 4Q14, due to the higher volume of launches in 4Q15 and the partial recognition of expenses related to 3Q15 launches, which were disbursed during the 4Q15 period. For the full year 2015, selling expenses increased 3.0% compared with the same period last year, as a result of the necessary additional effort to increase sales, due to the current macroeconomic scenario. In parallel to the slight increase in selling expenses, it is worth noting the increase of 14.5% in gross sales at the Gafisa segment.

The segment’s general and administrative expenses reached R$17.0 millions in 4Q15, a decrease of 41.3% compared to the previous year and a 29.4% decline q-o-q. This decrease is a result of the partial reversal of provision for bonuses that had a net effect of R$8.0 millions, recorded in 4Q15. Excluding this effect, there was a 13.6% decrease y-o-y and a slight increase of 3.8% q-o-q. In 2015, general and administrative expenses reached R$97.4 millions compared to R$124.8 millions in 2014, representing a relevant y-o-y decrease of 21.9%. The Company ended the year with 950 employees, a 21% reduction compared to December 2014 .

The reduction in SG&A expenses in the Gafisa segment reflects the Company's commitment to improve operational efficiency and achieve a level of costs and expenses that are appropriate for the current stage of the business cycle and economic outlook.

Table 15. Gafisa Segment – SG&A Expenses (R$000)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Selling Expenses	38,338	22,543	70%	25,930	48%	97,949	95,063	3%
G&A Expenses	17,004	24,087	-29%	28,947	-41%	97,442	124,833	-22%
Total SG&A Expenses	55,342	46,630	19%	54,877	1%	195,391	219,896	-11%
Launches	380,270	288,234	32%	-	-	996,316	1,023,012	-3%
Net Pre-Sales	245,196	247,608	-1%	177,294	38%	914,796	811,032	13%
Net Revenue	352,424	402,483	-12%	490,947	-28%	1,443,357	1,580,860	-9%

Other Operating Revenues/Expenses reached R$27.1 millions in 4Q15, a decrease of 11.4% compared to 3Q15, and an increase of 17.0% compared to 4Q14. In the 2015, this account totaled R$107.6 millions, up by 36.1% compared to 2014, substantially represented by R$91.2 millions in provision for contingencies recognized in the 2015 and R$16.4 millions for operating expenses of diverse nature.

This y-o-y increase reflects the higher levels of litigation expenses related to increased deliveries of older projects in 2012, 2013 and 2014.

The Company continues to be proactive and to mitigate risks associated with potential contingencies. Among a few initiatives that have been implemented during the year, we highlight: (i) agreements policy; (ii) new remuneration model of attorney fees; (iii) legal committee for ongoing litigation monitoring.

The table below contains more details on the breakdown of this expense.

Table 16. Gafisa Segment – Other Operating Revenues/ Expenses (R$000)

	4Q15	3Q15	Q/Q(%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y(%)
Litigation expenses	(23,087)	(23,519)	-2%	(21,450)	8%	(91,193)	(61,869)	47%
Expenses w/ updating the balance of the stock options program for AUSA shares	-	-	-	(3,816)	-	-	(17,679)	-
Other	(4,042)	(7,087)	-43%	2,072	-	(16,441)	435	-
Total	(27,129)	(30,606)	-11%	(23,194)	17%	(107,634)	(79,113)	36%

The strong volume of deliveries over the past three years, due to the delivery of delayed projects in discontinued markets, led to an increase in the level of contingencies. The Gafisa segment has since concentrated its operations only in the metropolitan regions of São Paulo and Rio de Janeiro. This new strategic geographical positioning, combined with improved internal processes, is expected to result in fewer future legal claims and a subsequent decrease in the amount of expenses related to contingencies in the following years.

Adjusted EBITDA

Adjusted EBITDA for the Gafisa segment totaled R$49.9 millions in 4Q15, representing a decrease of 25.4% compared to R$66.8 millions in the prior quarter and a decrease of 39.1% compared to R$81.8 millions in 4Q14. Adjusted EBITDA for 2015 was R$227.4 millions, compared to R$296.7 millions in 2014. In comparison to the prior-year period, despite the consistent adjusted gross margin, 4Q15 EBITDA was impacted by the following factors: (i) lower revenue in the quarter due to the sales mix; and (ii) higher level of selling expenses due to higher volume of launches in the quarter. In regards to the full year 2015, R$28.5 millions of the increase in expenses related to contingencies, recognized as Other Revenues/Expenses. Note that adjusted EBITDA for the Gafisa segment does not include equity income from Alphaville.

The adjusted EBITDA margin, using the same criteria, increased to 14.1% compared to 16.6% in 3Q15 and to from 16.7% recorded in 4Q14. In the full year 2015, EBITDA margin reached 15.8% compared with 18.8% reported in 2014.

Table 17. Gafisa Segment – Adjusted EBITDA (R$000)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Net (Loss) Profit	13,818	1,656	734%	36,819	-62%	44,129	66,887	-34%
(+) Financial Results	13,472	17,719	-24%	(9,065)	-	43,901	16,250	170%
(+) Income taxes	(1,827)	(5,143)	-64%	(11,072)	-83%	658	8,947	-93%
(+) Depreciation & Amortization	7,805	8,422	-7%	33,346	-77%	32,585	63,607	-49%
(+) Capitalized interests	43,201	43,797	-1%	49,692	-13%	151,185	144,392	5%
(+) Expense w Stock Option Plan	1,966	1,919	2%	2,087	-6%	7,825	29,351	-73%
(+) Minority Shareholders	(1,873)	(356)	426%	774	-	(2,847)	(439)	549%
(-) Alphaville Effect Result	(26,704)	(1,168)	2186%	(20,738)	29%	(50,043)	(32,299)	55%
Adjusted EBITDA	49,858	66,846	-25%	81,843	-39%	227,393	296,695	-23%
Net Revenue	352,424	402,483	-12%	490,947	-28%	1,443,357	1,580,860	-9%
Adjusted EBITDA Margin	14.1%	16.6%	-250 bps	16.7%	-260 bps	15.8%	18.8%	-300 bps

1)      EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method totaled R$192.4 millions in 4Q15. The consolidated margin was 38.7% in the quarter, in line with 39.8% posted in last year’s fourth quarter.

Table 18. Gafisa Segment – Results to be recognized (REF) (R$000)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)
Revenues to be recognized	497,561	557,508	-11%	894,344	-44%
Costs to be recognized (units sold)	(305,206)	(341,698)	-11%	(538,090)	-43%
Results to be recognized	192,355	215,810	-11%	356,254	-46%
Backlog Margin	38.7%	38.7%	-	39.8%	-110 bps

TENDA SEGMENT

Focuses on affordable residential developments, classified within the Range II of Minha Casa, Minha Vida Program.500.

Operating Results

Launches and Sales

Fourth quarter launches totaled R$302.6 millions and included 9 projects/phases in the states of São Paulo, Rio de Janeiro, Rio Grande do Sul and Bahia. The Tenda segment accounted for 44.3% of launches in the quarter. In the year, launch volumes reached R$1.1 billions, representing 52.2% of consolidated launches in 2015.

During 4Q15, gross sales reached R$277.3 millions and dissolutions were R$39.9 millions, resulting in total net pre-sales of R$237.5 millions. 4Q15 net pre-sales were slightly below the previous quarter, but 87.6% higher compared with 4Q14 levels. Notably, the Tenda segment’s sales performance in the quarter was impacted by a strike in the banking system at the end of 2015. In the full year 2015, the volume of dissolutions was R$192.0 millions and net pre-sales totaled R$1.0 billion, up 156.6% from R$396.0 millions of net sales recorded in 2014.

Sales from units launched during 2015 accounted for 50.0% of total sales, while sales from units launched during 4Q15 accounted for 27.1% of total sales.

Table 19. Tenda Segment – Launches and Pre-sales (R$000)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Launches	302,635	318,585	-5%	241,549	25%	1,088,941	613,299	78%
Pre-Sales	237,452	245,195	-3%	126,594	88%	1,016,131	395,981	157%

Sales over Supply (SoS)

In 4Q15, sales velocity (sales over supply) was 20.9%, and on a trailing 12 month basis, Tenda’s SoS was 53.0%.

Below is a breakdown of Tenda’s SoS, which includes both legacy and New Model projects throughout 4Q15.

Table 20. SoS Gross Revenue (Ex-Dissolutions)

	4Q14	1Q15	2Q15	3Q15	4Q15
New Model	22.0%	32.7%	37.4%	29.6%	27.4%
Legacy	17.5%	20.1%	24.3%	19.4%	13.3%
Total	20.2%	28.6%	33.4%	26.9%	24.4%

Table 21. SoS Net Revenue

	4Q14	1Q15	2Q15	3Q15	4Q15
New Model	18.8%	30.9%	35.2%	27.1%	24.9%
Legacy	5.0%	7.0%	12.0%	11.4%	5.2%
Total	13.3%	23.3%	28.2%	23.0%	20.9%

Dissolutions

The level of dissolutions in the Tenda segment totaled R$39.9 millions in 4Q15, a decrease of 5.1% from 3Q15 and a decrease of 39.8% compared to 4Q14.

Due to its transfer policy, which occurs immediately after the sale, and the reduction of the legacy portfolio, the Tenda segment continues to support a lower volume of dissolutions. Approximately 45% of the dissolutions in the period were related to old projects, and accounted for only 11.4% of gross sales for the quarter and 18.9% for the full year.

Table 22. PSV Dissolutions – Tenda Segment (R$ thousand and % of total gross sales)

	4Q14	% GS	1Q15	% GS	2Q15	% GS	3Q15	% GS	4Q15	% GS
New Model	18,003	9.3%	12,594	4.2%	15,648	4.5%	19,576	6.8%	22,201	8.0%
Legacy Projects	48,281	25.0%	43,737	14.6%	38,115	11.1%	22,447	7.8%	17,686	6.4%
Total	66,285	34.4%	56,332	18.8%	53,763	15.6%	42,023	14.6%	39,887	14.4%

Table 23. Tenda Segment – Net Pre-sales by Market (R$ million)

	1Q12	2Q12	3TQ2	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15
New Model
Gross Sales	-	-	-	-	13.6	57.0	59.7	84.5	94.3	116.3	75.2	125.6	232.6	268.5	233.1	245.6
Dissolutions	-	-	-	-	-	(2.1)	(7.4)	(6.3)	(34.2)	(25.1)	(31.6)	(18.0)	(12.6)	(15.7)	(19.6)	(22.2)
Net Sales	-	-	-	-	13.6	54.9	52.3	78.2	60.2	91.2	43.5	107.6	220.0	252.8	213.5	223.4
Legacy Projects
Gross Sales	249.1	344.9	293.8	287.9	225.6	270.7	223.9	154.2	150.6	183.0	107.1	67.3	67.3	75.2	54.1	31.7
Dissolutions	(339.6)	(329.1)	(263.7)	(317.6)	(232.5)	(155.7)	(126.0)	(68.8)	(159.0)	(92.5)	(114.7)	(48.3)	(43.7)	(38.1)	(22.4)	(17.7)
Net Sales	(90.4)	15.7	30.0	(29.7)	(6.9)	115.0	97.9	85.4	(8.4)	90.6	(7.6)	19.0	23.5	37.1	31.7	14.0
Total
Dissolutions (Units)	3,157	2,984	2,202	2,509	1,700	1,172	924	491	1,270	820	948	428	367	373	286	268
Gross Sales	249.1	344.9	293.8	287.9	239.3	327.7	283.6	238.7	244.9	299.3	182.2	192.9	299.9	343.7	287.2	277.3
Dissolutions	(339.6)	(329.1)	(263.7)	(317.6)	(232.5)	(157.8)	(133.5)	(75.1)	(193.2)	(117.6)	(146.3)	(66.3)	(56.3)	(53.8)	(42.0)	(39.9)
Net Sales	(90.4)	15.7	30.0	(29.7)	6.8	169.8	150.1	163.6	51.8	181.7	35.9	126.6	243.5	289.9	245.2	237.4
Total (R$)	(90.4)	15.7	30.0	(29.7)	6.8	169.8	150.1	163.6	51.8	181.7	35.9	126.6	243.5	289.9	245.2	237.4
MCMV	(95.7)	21.5	8.0	(3.6)	36.2	142.6	119.2	122.4	57.2	151.4	39.0	116.7	217.7	260.0	216.4	223.4
Out of MCMV	6.3	(5.7)	22.1	(26.0)	(29.4)	29.2	30.9	41.2	(5.4)	30.3	(3.1)	9.9	25.8	29.9	28.8	14.0

Tenda remained focused on the completion and delivery of legacy projects, delivering the last two legacy projects in 3Q15. In addition, the Company is dissolving contracts with ineligible clients, so as to sell the units to new, qualified customers.

Tenda had 1,293 units cancelled and returned to inventory in the 2015, of which 809 units were already resold to qualified customers during the same period. The sale and transfer process plays an important role in the New Tenda Business Model. It is expected that within a period of up to 90 days, the effective sale and transfer process will be completed.

Tenda Segment Transfers

In the 4Q15, 1,549 units were transferred to financial institutions, representing R$205.7 millions in net pre-sales.

Table 24. Tenda Segment – PSV Transferred – Tenda (R$000)

	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15
New Model	-	26,609	52,466	42,921	49,776	69,563	59,736	67,621	114,939	199,423	194,719	165,691
Legacy	274,358	249,699	230,613	145,038	139,721	154,155	100,361	74,773	59,110	61,566	53,912	40,050
Total	274,358	276,308	283,079	187,959	189,497	223,717	160,097	142,393	174,049	260,989	248,631	205,741

1) PSV transferred refers to the conclusion of the transfer operation.
2) PSV = Potential sales volume of the units.

Tenda Segment Delivered Projects

During 4Q15, Tenda delivered 5 projects/phases and 1,480 units, accounting for a PSV of R$211.4 millions. In 2015, 21 projects/phases and 5,711 units were delivered, accounting for a PSV of R$802.5 millions. The New Model accounted for 3,863 units and R$555.5 millions in PSV during the full year 2015.

Inventory

The market value of Tenda inventory was R$899.8 millions at the end of the 4Q15, up 9.6% compared to R$820.7 millions at the end of 3Q15. This increase is due to the large volume of launches throughout the quarter. Inventory related to the legacy units for the Tenda segment totaled R$226.2 millions or 25.1% of the total, down 8.4% versus 3Q15 and 38.0% as compared to 4Q14. During the quarter, inventory comprising units within the Minha Casa Minha Vida program totaled R$800.5 millions, or 89.0% of total inventory, while units outside the program totaled R$99.3 millions, a decrease of 12.4% q-o-q and 39.3% y-o-y.

Table 25. Tenda Segment – Inventory at Market Value (R$000) – by Region

	Inventory EP 3Q15	Launches	Dissolutions	Pre-Sales	Price Adjustment + Others	Inventory EP 4Q15	% Q/Q
São Paulo	156,627	160,253	8,946	(82,558)	8,233	251,501	60.6%
Rio Grande do Sul	57,500	37,966	2,763	(23,629)	2,210	76,811	33.6%
Rio de Janeiro	226,330	64,091	14,596	(58,334)	162	246,844	9.1%
Bahia	134,860	40,324	4,730	(47,028)	909	133,795	-0.8%
Pernambuco	89,326	-	2,075	(24,455)	1,406	68,351	-23.5%
Minas Gerais	97,778	-	3,806	(30,667)	973	71,890	-26.5%
Others	58,324	-	2,972	(10,667)	(7)	50,621	-13.2%
Total Tenda	820,745	302,635	39,887	(277,339)	13,885	899,813	9.6%
MCMV	707,339	302,635	28,264	(251,671)	13,919	800,486	13.2%
Out of MCMV	113,405	-	11,623	(25,668)	(33)	99,327	-12.4%

¹ The quarter adjustments reflect updates related to project scope, expected launch date and price adjustments during the period.

Table 26. Tenda Segment – Inventory at Market Value (R$000) – Construction Status

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units¹	Total 4Q15
New Model - MCMV	210,620	253,742	165,673	41,005	2,600	673,640
Legacy – MCMV	-	-	54,930	-	71,916	126,846
Legacy – Out of MCMV	-	-	-	-	99,327	99,327
Total Tenda	210,620	253,742	220,603	41,005	173,844	899,813

1) Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPC’s 18, 19 and 36.

Regarding legacy projects, the Tenda segment is still awaiting legal approval for a suspended project with a total PSV of R$54.9 millions to move forward with construction.

Tenda Segment Landbank

The Tenda segment landbank, with a PSV of approximately R$4.7 billions, is comprised of 133 different projects/phases. Out of these projects/phases 23% are located in São Paulo, 14% in Rio Grande do Sul, 22% in Rio de Janeiro, 5% in Minas Gerais, 26% in Bahia, and 10% in Pernambuco. In total these projects/phases reflect more than 34,000 units.

Table 27. Tenda Segment – Landbank (R$000)

	PSV (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Tenda)	Potential Units (100%)
São Paulo	1,088,294	0.0%	0.0%	0.0%	6,921	6,921
Rio Grande do Sul	653,968	17.1%	4.5%	12.6%	4,820	4,820
Rio de Janeiro	1,043,191	18.3%	18.3%	0.0%	7,429	7,429
Bahia	1,209,478	11.5%	11.5%	0.0%	9,632	9,632
Pernambuco	481,380	21.8%	9.4%	12.3%	3,840	3,840
Minas Gerais	256,628	49.9%	49.9%	0.0%	1,780	1,780
Total	4,732,938	14.2%	10.7%	3.5%	34,422	34,422

Table 28. Tenda Segment – Changes in the Landbank (3Q15 x 4Q15 - R$000)

	Initial Landbank	Land Acquisition	Launches	Adjustments	Final Landbank
São Paulo	739,158	510,028	(160,253)	(638)	1,088,294
Rio Grande do Sul	539,346	151,783	(37,966)	805	653,968
Rio de Janeiro	1,053,161	55,704	(64,091)	(1,582)	1,043,191
Bahia	1,164,363	86,509	(40,324)	(1,070)	1,209,478
Pernambuco	316,268	165,111	-	-	481,380
Minas Gerais	208,388	48,239	-	-	256,628
Total	4,020,685	1,017,375	(302,635)	(2,486)	4,732,938

In 4Q15, the Tenda segment acquired new land plots with a potential PSV of R$1.0 billions. In the last quarter, 19 land plots were acquired, representing an acquisition cost of R$81.2 millions, 95% to be paid in cash and 5% in swaps, with cash disbursement to occur over the next few quarters. Outside of these acquisitions, seven land plots were reinstated, with a PSV of approximately R$194.3 millions. These land plots were previously for sale, however, with the positive results of the latest feasibility studies, they were re-added to the landbank.

New Model Update and Turnaround

During 2015, Tenda launched projects under its New Business Model, which is based on three pillars: operational efficiency, risk management, and capital discipline.

Currently, the Company continues to operate in six macro regions: São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador and Recife. Tenda has a total of 51 projects and a launched PSV of R$2,016.1 millions to date. Below is a brief description of the average performance of these projects, per region.

Notably, the Tenda segment has delivered 19 projects, totaling 5,683 units and R$783.4 millions in PSV, all of them attaining the performance and profitability drivers established for the New Model.

Table 29. Tenda – New Model Monitoring 2013, 2014 and 2015

	SP	RJ	BA	PE	MG	RS	2013
Number of Projects	4	1	2	-	-	-	7
Units Launched	1,380	300	779	-	-	-	2,459
Total PSV (R$000)	190	40	84	-	-	-	314
Units Sold	1,378	295	774	-	-	-	2,447
% Sold	100%	98%	99%	-	-	-	100%
SoS Avg (Month)	11%	6%	5%	-	-	-	9%
Transfers	1,378	265	762	-	-	-	2,405
% Transferred (Sales)	100%	88%	98%	-	-	-	98%
Work Progress	100%	100%	100%	-	-	-	100%

	SP	RJ	BA	PE	MG	RS	2014
Number of Projects	4	4	4	1	1	-	14
Units Launched	720	1,511	1,220	432	432	-	4,315
Total PSV (R$000)	118	225	151	59	60	-	613
Units Sold	719	1,324	1,175	425	413	-	4,056
% Sold	100%	88%	96%	98%	96%	-	94%
SoS Avg (Month)	12%	6%	8%	7%	5%	-	7%
Transfers	689	1,007	1,078	403	348	-	3,525
% Transferred (Sales)	96%	68%	90%	93%	81%	-	82%
Work Progress	100%	89%	88%	100%	60%	-	89%

	SP	RJ	BA	PE	MG	RS	2015
Number of Projects	10	7	5	3	2	3	30
Units Launched	2,180	1,751	1,584	944	372	880	7,711
Total PSV (R$000)	339	253	198	122	53	124	1,089
Units Sold	1,272	413	665	443	163	616	3,571
% Sold	58%	24%	42%	47%	44%	70%	46%
SoS Avg (Month)	16%	5%	9%	7%	12%	15%	11%
Transfers	1,048	185	480	337	95	411	2,556
% Transferred (Sales)	47%	11%	34%	36%	25%	46%	33%
Work Progress	36%	15%	29%	25%	31%	27%	27%

Financial Result

Revenues

Tenda’s 4Q15 net revenues totaled R$206.8 millions, an increase of 30.6% compared with 4Q14, reflecting an increased volume of net sales as a result of lower levels of dissolutions. As shown in the table below, revenues from new projects accounted for 93.8% of Tenda’s revenues in 4Q15, while revenues from legacy projects accounted for the remaining 6.2%.

Table 30. Tenda – Pre-Sales and Recognized Revenues (R$000)

		4Q15			4Q14
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2015	192,275	81%	133,363	64%	-	-	-	-
2014	31,081	13%	62,673	30%	92,638	73%	53,475	34%
2013	59	0%	(1,949)	-1%	14,929	12%	56,375	36%
≤ 2012	14,037	6%	12,735	6%	19,026	15%	48,479	31%
Landbank Sale	-	0%	-	0%	-	0%	-	0%
Total	237,452	100%	206,822	100%	126,594	100%	158,328	100%
New Model	223,415	94%	194,088	94%	107,568	85%	109,850	69%
Legacy	14,037	6%	12,734	6%	19,026	15%	48,479	31%

Gross Profit & Margin

4Q15 gross profit totaled R$58.7 millions, up significantly from R$49.5 millions in 4Q14, and down from R$67.4 millions in the 3Q15. Gross margin for the quarter reached 28.4%, compared to 31.3% in 4Q14 and 30.4% in 3Q15. The maintenance of higher gross margins is due to the increased contribution of projects launched under the New Business Model.

Tenda’s adjusted gross margin ended 4Q15 at 29.9%, above the 28.6% recorded in the previous year period, and lower than 32.1% in 3Q15. Notably, in the last quarter there was an impact from the allocation of the accumulated provision for profit sharing and results; this had a non-recurring effect of 2.3 percentage points on the adjusted gross margin. For the full year, adjusted gross margin reached 30.6%, higher than 26.9% recorded in 2014.

The table below shows Tenda’s gross margin breakdown in 4Q15

Table 31. Tenda – Gross Margin (R$000)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y(%)
Net Revenue	206,822	221,560	-7%	158,329	31%	850,962	570,138	49%
Gross Profit	58,660	67,390	-13%	49,533	18%	245,378	125,890	95%
Gross Margin	28.4%	30.4%	-200 bps	31.3%	-290 bps	28.8%	22.1%	670 bps
(-) Financial Costs	3,267	3,760	-13%	(4,271)	-	14,783	27,198	-46%
Adjusted Gross Profit	61,927	71,150	-13%	45,262	37%	260,162	153,088	70%
Adjusted Gross Margin	29.9%	32.1%	-220 bps	28.6%	130 bps	30.6%	26.9%	370 bps

Selling, General and Administrative Expenses (SG&A)

During 4Q15, selling, general and administrative expenses totaled R$39.1 millions, a 9.4% decrease compared to 3Q15, and an increase of 10.2% compared to R$35.4 millions of 4Q14. In the full year 2015, SG&A totaled R$149.3 millions, up 6.6% from 2014.

Selling expenses totaled R$18.3 millions in 4Q15, a 12.7% increase q-o-q and a 63.6% increase y-o-y, due to the ongoing expansion in launch volumes and increased gross sales in the Tenda segment in the last quarters. In 2015, selling expenses increased 23.3% year-over-year to R$65.3 millions. In parallel, the segment’s gross sales volume grew 31.4% in the same period.

In regards to G&A expenses, there was a decrease of 22.9% q-o-q and a decrease of 14.5% y-o-y. Again, it is worth mentioning the non-recurring adjustment of R$5.5 millions in the allocation of a portion of the profit sharing provision, previously registered as cost and selling expenses. Excluding this effect, general and administrative expenses were similar in 4Q15. In 2015, general and administrative expenses totaled R$84.0 millions, or R$78.5 millions excluding the aforementioned effect, lower than the R$87.1 millions recorded in 12M14.

Another step taken by the Tenda segment to improve its operational and financial cycle since 2013 is a reduction in the cost structure to a level more compatible with the current stage of the Company’s business model, in order to achieve better profitability.

Table 32. Tenda – SG&A Expenses (R$000)

	4Q15	3Q15	Q/Q(%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y(%)
Selling Expenses	18,348	16,283	13%	11,212	64%	65,311	52,978	23%
General & Admin Expenses	20,723	26,861	-23%	24,235	-14%	83,971	87,073	-4%
Total SG&A Expenses	39,071	43,144	-9%	35,447	10%	149,282	140,051	7%
Launches	302,635	318,585	-5%	241,549	25%	1,088,941	613,299	78%
Net Pre-Sales	237,452	245,195	-3%	126,594	88%	1,016,131	395,981	157%
Net Revenue	206,822	221,560	-7%	158,329	31%	850,962	570,138	49%

The Other Operating Revenues/Expenses totaled an expense of R$20.4 millions, an increase of 31.3 % compared to 3Q15, impacted by the non-recurring effect of R$11.0 millions as an increase in the provision of the receivables portfolio from projects prior to 2012. In the year, this account, which is substantially represented by the R$27.3 millions provision for contingencies recognized in the 2015 fiscal year and R$25.3 millions related to operating expenses of diverse nature, totaled R$52.6 millions, down 15.5 % compared to 2014.

Below, a breakdown of this expense is presented.

Table 33. Tenda Segment – Other Revenues/Operating Expenses (R$000)

	4Q15	3Q15	Q/Q(%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y(%)
Litigation Expenses	(8,356)	(7,999)	4%	(14,331)	-42%	(27,256)	(51,178)	-47%
Other	(12,003)	(7,502)	60%	(11,199)	7%	(25,311)	(11,058)	129%
Total	(20,359)	(15,501)	31%	(25,530)	-20%	(52,567)	(62,236)	-16%

Over the past two years, the strong volume of deliveries related to delayed projects resulted in increased contingencies in the Tenda segment. The Company expects to see a reduction in the volume of such expenses over the coming years as a result of the delivery of the final legacy projects in 3Q15 and the full contribution of New Model projects which are demonstrating strong operational performance.

Adjusted EBITDA

Adjusted EBITDA was R$1.5 millions in 4Q15, a continuation of profitability from R$24.4 millions in 3Q15 and a reversal of the R$30.9 millions EBITDA loss in 4Q15. Despite the increase over the previous year, sequentially adjusted EBITDA was impacted by the following: (i) lower volume of revenues in the quarter due to the sales mix; (ii) increase in selling expenses; and (iii) non-recurring impacts of R$22.2 millions. In 12M15, adjusted EBITDA was R$62.2 millions compared to a R$67.5 millions adjusted EBITDA loss in 2014. Adjusted EBITDA margin reached 0.7% in 4Q15, compared to negative 19.5% in 4Q14. In the year, adjusted EBITDA margin reached 7.3%.

The increased contribution of projects under the New Model in Tenda’s revenue mix and the related delivery of legacy projects since 2013, has resulted in improved gross margins in recent quarters. In addition to the improved performance, Tenda’s efficiencies in its cost structure have resulted in a significant increase in EBITDA in the Tenda segment during the period.

Table 34. Tenda – Adjusted EBITDA (R$000)

	4Q15	3Q15	Q/Q(%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y(%)
Net (Loss) Profit	(12,991)	11,830	-210%	(28,774)	55%	30,320	(109,437)	-
(+) Financial Results	(565)	1,970	-129%	(1,031)	-45%	(5,774)	(7,332)	-21%
(+) Income taxes	5,751	1,993	189%	(1,085)	-	6,522	6,328	3%
(+) Depreciation & Amortization	3,941	4,022	-2%	4,191	-6%	14,835	15,644	-5%
(+) Capitalized interests	3,267	3,760	-13%	(4,271)	-	14,784	27,198	-46%
(+) Expenses with Stock Option Plan	533	545	-2%	526	1%	2,139	838	155%
(+) Minority Shareholders	1,528	283	440%	(412)	-	(623)	(743)	-16%
Adjusted EBITDA	1,464	24,403	-94%	(30,856)	-	62,203	(67,503)	-
Net Revenue	206,822	221,560	-7%	158,329	31%	850,962	570,138	49%
Adjusted EBITDA Margin	0.7%	11.0%	-1,030 bps	-19.5%	2,020 bps	7.3%	-11.8%	-1,910 bps

1) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2) Tenda does not hold equity interest in Alphaville. In 4Q13, the result of the sale of the participation in Alphaville, which was allocated to Tenda, was excluded.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$117.8 millions in 4Q15. The consolidated margin for the quarter was 44.2%.

Table 35. Results to be recognized (REF) (R$000)

	4Q15	3Q15	Q/Q(%)	4Q14	Y/Y (%)
Revenues to be recognized	266,463	251,343	6%	130,851	104%
Costs to be recognized (units sold)	(148,691)	(142,303)	4%	(90,661)	64%
Results to be Recognized	117,772	109,040	8%	40,190	193%
Backlog Margin	44.2%	43.4%	80 bps	30.7%	1,350 bps

Balance Sheet and Consolidated Financial Results

Cash and Cash Equivalents

On December 31, 2015, cash and cash equivalents, and securities, totaled R$712.3 millions, down 22.7% from September 30, 2015.

Accounts Receivable

At the end of the 4Q15, total consolidated accounts receivable decreased 10.2% y-o-y to R$2.6 billions, and decreased by 7.8% compared to 3Q15.

The Gafisa and Tenda segments have approximately R$563.6 millions in accounts receivable from finished units.

Table 36. Total Receivables (R$000)

	4Q15	3Q15	Q/Q(%)	4Q14	Y/Y(%)
Receivables from developments (off balance sheet)	792,968	839,492	-6%	1,064,033	-25%
Receivables from PoC – ST (on balance sheet)	1,395,273	1,488,988	-6%	1,440,498	-3%
Receivables from PoC – LT (on balance sheet)	407,091	487,007	-16%	384,821	6%
Total	2,595,332	2,815,487	-8%	2,889,352	-10%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Cash Generation

The Company’s operating cash generation reached R$165.6 millions in 4Q15. The Gafisa segment contributed cash generation of R$180.8 millions compared to R$58.5 millions reported in 3Q15. This increase came as a result of the volume of delivered residential projects in the last quarter of the year. The volume of transferred units sold to financing agents reached R$241.8 millions during the period, and R$763.3 millions in 2015. The Tenda segment used R$15.2 millions in cash, with R$208.8 millions transferred in 4Q15 and R$703.0 millions transferred in 2015. In the full year, the Company generated operating cash of R$257.7 millions.

While consolidated operating cash generation reached R$165.6 millions, the Company ended 4Q15 with net operating cash generation of R$128.4 millions, and a total of R$24.1 millions in the year. It is worth noting that this result does not include the R$24.2 millions used in the share buyback program executed during 2015.

Table 37. Cash Generation (R$000)

	4Q14*	1Q15	2Q15	3Q15	4Q15
Availabilities	1,157,254	1,116,169	876,813	921,828	712,311
Change in Availabilities(1)		(41,085)	(239,356)	45,015	(209,517)
Total Debt + Investor Obligations	2,597,554	2,651,383	2,440,095	2,493,639	2,155,688
Change in Total Debt + Investor Obligations (2)		53,829	(211,288)	53,544	(337,950)
Other Investments	426,509	208,740	208,740	210,761	210,761
Change in Other Investments (3)		25,162	-	2,021	-
Cash Generation in the period (1) - (2) + (3)		(69,753)	(28,068)	(6,508)	128,433
Cash Generation Final		(69,753)	(97,821)	(104,329)	24,106

*The 4Q14 data refers only to the final balance of the period in order to help in the reconciliation of the balance changes in 2015.

Liquidity

At the end of December 2015, the Company’s Net Debt/Equity ratio reached 46.6%, down from the 50.5% in the previous quarter. Excluding project finance, the Net Debt/Equity ratio was negative 12.0%.

The Company's consolidated gross debt reached R$2.2 billions at the end of 4Q15, a decrease of 13.6% compared to 3Q15 and a decrease of 17.0% y-o-y. In the 4Q15, the Company amortized R$570.7 millions in debt, of which R$375.3 millions was project finance and R$195.4 millions was corporate debt. A total of R$107.5 millions, however, was disbursed, allowing for a net amortization of R$463.2 millions. Throughout the year, new disbursements of R$584.7 millions and payments of R$1.4 billions occured, of which R$1.0 billion reflected project debt and R$382.1 millions reflected corporate debt, thus allowing for a net amortization in the first nine months of R$799.1 millions.

Table 38. Debt and Investor Obligations (R$000)

	4Q15	3Q15	Q/Q(%)	4Q14	Y/Y(%)
Debentures – FGTS (A)	654,445	808,532	-19%	891,650	-27%
Debentures – Working Capital (B)	203,513	364,900	-44%	297,449	-32%
Project Financing SFH – (C)	1,161,707	1,173,382	-1%	1,128,514	3%
Working Capital (D)	131,128	137,891	-5%	268,911	-51%
Total (A)+(B)+(C)+(D) = (E)	2,150,793	2,484,705	-13%	2,586,524	-17%
Investor Obligations (F)	4,895	8,934	-45%	11,030	-56%
Total Debt (E)+(F) = (G)	2,155,688	2,493,639	-14%	2,597,554	-17%
Cash and Availabilities (H)	712,311	921,828	-23%	1,157,254	-38%
Net Debt (G)-(H) = (I)	1,443,377	1,571,811	-8%	1,440,300	0%
Equity + Minority Shareholders (J)	3,097,236	3,112,609	0%	3,058,403	1%
(Net Debt) / (Equity) (I)/(J) = (K)	46.6%	50.5%	-390 bps	47.1%	-50 bps
(Net Debt – Proj Fin) / Equity (I)-((A)+(C))/(J) = (L)	-12.0%	-13.2%	120 bps	-19.0%	700 bps

The Company ended 4Q15 with R$1.1 billions in total debt due in the short term. It should be noted, however, that 86.7% of this volume relates to debt linked to the Company's projects. Currently, the average cost of consolidated debt is 14.05% p.y., or 99.4% of the CDI.

Table 39. Debt Maturity (R$000)

(R$ 000)	Average Cost (p.y.)	Total	Until Sep/16	Until Sep/17	Until Sep/18	Until Sep/19	After Sep/19
Debentures - FGTS (A)	TR + 9.08% - 9.8247%	654,445	354,889	299,556	-	-	-
Debentures – Working Capital (B)	CDI + 1.90% - 1.95% / IPCA + 7.96% - 8.22%	203,513	34,732	45,134	83,485	20,078	20,084
Project Financing SFH (C)	TR + 8.30% - 11.00% / 117.0% CDI / 12.87%	1,161,707	569,580	415,326	164,829	10,965	1,007
Working Capital (D)	CDI + 2.20% / 117.9% CDI	131,128	102,785	25,092	2,167	1,084	-
Total (A)+(B)+(C)+(D) = (E)		2,150,793	1,061,986	785,108	250,481	32,127	21,091
Investor Obligations (F)	CDI + 0.59%	4,895	3,755	1,140	-	-	-
Total Debt (E)+(F) = (G)		2,155,688	1,065,741	786,248	250,481	32,127	21,091
% Total Maturity per period			49.4%	36.5%	11.6%	1.5%	1.0%
Volume of maturity of Project finance as % of total debt ((A)+ (C))/ (G)			86.7%	90.9%	65.8%	34.1%	4.8%
Volume of maturity of Corporate debt as % of total debt ((B)+(D) + (F))/ (G)			13.3%	9.1%	34.2%	65.9%	95.2%
Ratio Corporate Debt / Mortgages		15.8%/84.2%

Financial Result

Revenue

On a consolidated basis, net revenue in the 4Q15 totaled R$559.2 millions, down 10.4% compared to 3Q15 and down 13.9% from 4Q14. In the quarter, the Gafisa segment represented 63.0% of consolidated revenues, while Tenda accounted for the remaining 37.0%. In 2015, consolidated net revenue reached R$2.3 billions, 6.7% above the R$2.2 billions recorded in the previous year.

Gross Profit & Margin

Gross profit in 4Q15 was R$142.9 millions, compared to R$176.2 millions in 3Q15, and R$150.6 millions in the prior year period. Such reduction is due to the lower level of revenues in the period. Gross margin for the quarter reached 25.5% compared to 28.2% in the 3Q15 and 23.2% in 4Q14.

Adjusted gross profit totaled R$189.3 millions, with a margin of 33.9%, compared to 35.9% in the 3Q15 and 30.2% in the previous year. Supported by stable results in the Gafisa segment and the higher volume and consolidation of Tenda’s New Business Model operations, the Company has been able to maintain its adjusted gross margin at a healthy level throughout the past few quarters.

The adjusted gross margin has improved since 2013 as Gafisa and Tenda legacy projects have been concluded, and started to reduce their impact on the Company’s results. At the same time, the contribution of more profitable projects launched in core markets and under the Tenda segment’s New Model has increased its contribution to the consolidated results during recent quarters.

Table 40. Gafisa Group – Gross Margin (R$000)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Net Revenue	559,246	624,043	-10%	649,276	-14%	2,294,319	2,150,998	7%
Gross Profit	142,851	176,220	-19%	150,647	-5%	626,814	541,752	16%
Gross Margin	25.5%	28.2%	-270 bps	23.2%	230 bps	27.3%	25.2%	210 bps
(-) Financial Costs	46,468	47,557	-2%	45,421	2%	165,969	171,590	-3%
Adjusted Gross Profit	189,319	223,777	-15%	196,068	-3%	792,783	713,342	11%
Adjusted Gross Margin	33.9%	35.9%	-200 bps	30.2%	370 bps	34.6%	33.2%	140 bps

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$94.4 millions in 4Q15, up 5.2% q-o-q and up 4.5% y-o-y. In the full year, selling, general and administrative expenses totaled R$344.7 millions, which is 4.2% lower than 2014, despite the 10.7% inflation rate during the period as measured by the IPCA.

Table 41. Gafisa Group – SG&A Expenses (R$000)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Selling Expenses	56,686	38,826	46%	37,142	53%	163,260	148,041	10%
G&A Expenses	37,727	50,948	-26%	53,182	-29%	181,413	211,906	-14%
Total SG&A Expenses	94,413	89,774	5%	90,324	5%	344,673	359,947	-4%
Launches	682,905	606,819	13%	241,549	183%	2,085,257	1,636,311	27%
Net Pre-Sales	482,648	492,803	-2%	303,888	59%	1,930,927	1,207,013	60%
Net Revenue	559,246	624,043	-10%	649,276	-14%	2,294,319	2,150,998	7%

Given the substantial decrease in the volume of legacy projects and current market conditions, the Company is seeking to streamline its cost and expense structure and SG&A. In the coming quarters, the Company is looking to improve productivity and increase the efficiency of its operational cycle.

The Other Operating Revenues/Expenses line totaled an expense of R$47.5 millions, in line with previous periods. In 2015, this account, mainly represented by a R$118.4 millions provision for contingencies recognized in the fiscal year 2015, and R41.8 millions related to operation expenses of diverse nature, totaled R$160.2 millions, 13.3% higher than in 2014.

The table below contains more details on the breakdown of this expense.

Table 42. Gafisa Group – Other Operating Revenues/ Expenses (R$000)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Litigation expenses	(31,443)	(31,518)	0%	(35,781)	-12%	(118,449)	(113,064)	5%
Expenses w/ upgrading the balance of the stock options program for AUSA shares	-	-	-	(3,816)	-	-	(17,679)	-
Other	(16,045)	(14,589)	10%	(9,127)	76%	(41,752)	(10,606)	294%
Total	(47,488)	(46,107)	3%	(48,724)	3%	(160,201)	(141,349)	13%

Consolidated Adjusted EBITDA

Consolidated adjusted EBITDA, including Alphaville equity income, totaled R$78.0 millions in 4Q15, up from R$71.7 millions in the prior-year period, primarily due to the increased profitability of the Tenda segment and higher contribution from AUSA, and down from R$92.4 millions recorded in 3Q15. Consolidated adjusted EBITDA margin using the same criteria was 14.0%, compared with a 14.8% margin reported in 3Q15. In 2015, consolidated EBITDA reached R$339.6 millions, with a 14.8% margin, compared to R$261.5 millions and a 12.2% margin in 2014.

Table 43. Gafisa Group – Consolidated Adjusted EBITDA (R$000)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Net (Loss) Profit	827	13,486	-94%	8,045	-90%	74,449	(42,549)	-
(+) Financial Results	12,907	19,689	-34%	(10,096)	-	38,127	8,918	328%
(+) Income taxes	3,924	(3,150)	-	(12,157)	-	7,180	15,275	-53%
(+) Depreciation & Amortization	11,746	12,444	-6%	37,537	-69%	47,420	79,251	-40%
(+) Capitalized interests	46,468	47,557	-2%	45,421	2%	165,969	171,590	-3%
(+) Expenses with Stock Option Plan	2,499	2,464	1%	2,613	-4%	9,964	30,189	-67%
(+) Minority Shareholders	(345)	(73)	373%	362	-	(3,470)	(1,176)	194%
Adjusted EBITDA	78,026	92,417	-16%	71,725	9%	339,639	261,497	29.9%
Net Revenue	559,246	624,043	-10%	649,276	-14%	2,294,319	2,150,998	7%
Adjusted EBITDA Margin	14.0%	14.8%	-80 bps	11.0%	300 bps	14.8%	12.2%	260 bps

1) EBITDA adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2) Consolidated EBITDA considers the equity income from Alphaville.

Depreciation and Amortization

Depreciation and amortization in the 4Q15 reached R$11.7 millions, down 5.6% compared to 3Q15 and down 68.7% compared to the R$37.5 millions recorded in 4Q14. D&A is now in line with Company’s current level of operations. In 2015, depreciation and amortization totaled R$47.4 millions compared to R$79.3 millions reported in the previous year.

Financial Results

4Q15 Net financial result was negative R$12.9 millions, a decrease from the positive result of R$10.1 millions in 4Q14 but an improvement from the negative result of R$19.7 millions in 3Q15. Financial revenues were down 36.8% y-o-y, totaling R$24.1 millions, due to the lower balance of funds available in the period. Financial expenses reached R$37.0 millions, compared to R$28.1 millions in 4Q14, due to the higher average CDI in the period. In the year, net financial result was negative R$38.1 millions, compared to a net financial result of R$8.9 millions in the same period last year.

Taxes

Income taxes, social contribution and deferred taxes for 4Q15 amounted to an expense of R$3.9 millions, due to the effect of reversion of deferred income tax due to temporary differences in the fiscal year. In 2015, income tax and social contribution totaled R$7.2 millions.

Net Income

The Company ended the 4Q15 with a net profit of R$0.8 millions. Excluding the equity income from AUSA, the Company recorded a net loss of R$25.9 millions, compared to a net loss of R$12.7 millions in 4Q14 and net income of R$12.3 millions in 3Q15. In 2015, consolidated net income was positive R$74.4 millions, including Alphaville’s equity income, compared to a net loss of R$42.5 millions in 2014.

As previously mentioned, excluding the non-recurring effect of R$22.2 millions as an adjustment in the provision of receivables portfolio from projects prior to 2012, which impacted the Tenda segment in 4Q15, net income for the quarter reached R$23.0 millions.

The Company ended 2015 with net income of R$74.4 millions.

Table 44. Consolidated – Net Income (R$000)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Net Revenue	559,246	624,043	-10%	649,276	-14%	2,294,319	2,150,998	7%
Gross Profit	142,851	176,220	-19%	150,647	-5%	626,814	541,752	16%
Gross Margin	25.5%	28.2%	-270 bps	23.2%	230 bps	27.3%	25.2%	210 bps
Adjusted Gross Profit[1]	189,319	223,777	-15%	196,068	-3%	792,783	713,342	11%
Adjusted Gross Margin[1]	33.9%	35.9%	-200 bps	30.2%	370 bps	34.6%	33.2%	140 bps
Adjusted EBITDA[2]	78,026	92,417	-16%	71,725	9%	339,639	261,497	30%
Adjusted EBITDA Margin	14.0%	14.8%	-80 bps	11.0%	300 bps	14.8%	12.2%	260 bps
Net Income (ex- the sale of AUSA)	827	13,486	-94%	8,045	-90%	74,449	(42,549)	-
( - ) Alphaville Equity Income	(26,704)	(1,168)	2,186%	(20,738)	29%	(50,043)	(32,299)	55%
Net Income (ex- AUSA Sale and Equity Income)	(25,877)	12,318	-	(12,693)	-104%	46,094	(74,849)	-

1) Adjusted by capitalized interests.

2) EBITDA adjusted by expenses associated with stock option plans, as this is a non-cash expense.

3) Consolidated EBITDA includes the impact of Alphaville equity income.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$310.1 millions in the 4Q15. The consolidated margin for the quarter was 40.6%.

Table 45. Gafisa Group – Results to be recognized (REF) (R$000)

	4Q15	3Q15	Q/Q(%)	4Q14	Y/Y(%)
Revenues to be recognized	764,024	808,851	-6%	1,025,195	-25%
Costs to be recognized (units sold)	(453,897)	(484,001)	-6%	(628,751)	-28%
Results to be Recognized	310,127	324,850	-5%	396,444	-22%
Backlog Margin	40.6%	40.2%	40 bps	38.7%	190 bps

Alphaville Urbanismo net revenues reach R$ 1,15 billions in 2015

São Paulo, March 3rd, 2016 – Alphaville Urbanismo SA releases its results for the 4th quarter of 2015 and for the full year of 2015, subject to revision from the auditors.

Financial Results

In the fourth quarter of 2015, net revenues were R$388 millions, 2.6% above the same period of 2014 and 52.4% higher than 3Q15. Net income was R$90 millions, in line with the 4Q14 result.

	4Q15	4Q14		3Q15
		R$	∆	R$	∆
Net Revenue	388	378	2.6%	255	52.4%
Net Income	90	90	0.0%	5	n/a
Margin	23%	24%		2%

In 2015, net revenues totaled R$1,150 millions, 20.0% higher than 2014. Net profit in 2015 was R$148 millions, representing an increase of 14.9% millions considering the same period in 2014.

	12M15	12M14
		R$	∆
Net Revenue	1,150	958	20.0%
Net Income	148	129	14.9%
Margin	13%	13%

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7164

Financial Statements Gafisa Segment

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Net Revenue	352,424	402,483	-12%	490,947	-28%	1,443,357	1,580,860	-9%
Operating Costs	(268,233)	(293,653)	-9%	(389,833)	-31%	(1,061,921)	(1,164,998)	-9%
Gross Profit	84,191	108,830	-23%	101,114	-17%	381,436	415,862	-8%
Gross Margin	23.9%	27.0%	-310 bps	20.6%	330 bps	26.4%	26.3%	10 bps
Operating Expenses	(60,601)	(94,954)	-36%	(83,658)	-28%	(295,595)	(324,217)	-9%
Selling Expenses	(38,338)	(22,543)	70%	(25,930)	48%	(97,949)	(95,063)	3%
General and Administrative Expenses	(17,004)	(24,087)	-29%	(28,947)	-41%	(97,442)	(124,833)	-22%
Other Operating Revenues/ Expenses	(27,129)	(30,606)	-11%	(23,194)	17%	(107,634)	(79,119)	36%
Depreciation and Amortization	(7,805)	(8,422)	-7%	(33,346)	-77%	(32,585)	(63,607)	-49%
Equity income	29,675	(9,296)	-	27,759	7%	40,015	38,405	4%
Operational Result	23,590	13,876	70%	17,456	35%	85,841	91,645	-6%
Financial Income	17,076	20,975	-19%	22,218	-23%	77,306	98,121	-21%
Financial Expenses	(30,548)	(38,694)	-21%	(13,153)	132%	(121,207)	(114,371)	6%
Net Income Before Taxes on Income	10,118	(3,843)	-	26,521	-62%	41,940	75,395	44%
Deferred Taxes	8,011	9,134	-12%	(1,315)	-	14,105	(1,699)	-
Income Tax and Social Contribution	(6,184)	(3,991)	55%	12,387	-	(14,763)	(7,248)	104%
Net Income After Taxes on Income	11,945	1,300	819%	37,593	-68%	41,282	66,448	-38%
Minority Shareholders	(1,873)	(356)	426%	774	-	(2,847)	(439)	549%
Net Income	13,818	1,656	734%	36,819	-62%	44,129	66,887	-34%

Financial Statements Tenda Segment

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Net Revenue	206,822	221,560	-7%	158,329	31%	850,962	570,138	49%
Operating Costs	(148,162)	(154,170)	-4%	(108,796)	36%	(605,584)	(444,248)	36%
Gross Profit	58,660	67,390	-13%	49,533	18%	245,378	125,890	95%
Gross Margin	28.4%	30.4%	-200 bps	31.3%	-290 bps	28.8%	22.1%	670 bps
Operating Expenses	(64,937)	(51,314)	27%	(80,835)	-20%	(214,933)	(237,073)	-9%
Selling Expenses	(18,348)	(16,283)	13%	(11,212)	64%	(65,311)	(52,978)	23%
General and Administrative Expenses	(20,723)	(26,861)	-23%	(24,235)	-14%	(83,971)	(87,073)	-4%
Other Operating Revenues/ Expenses	(20,359)	(15,501)	31%	(25,530)	-20%	(52,567)	(62,236)	-16%
Depreciation and Amortization	(3,941)	(4,022)	-2%	(4,191)	-6%	(14,835)	(15,644)	-5%
Equity income	(1,566)	11,353	-	(15,667)	-90%	1,751	(19,142)	-
Operational Result	(6,277)	16,076	-	(31,302)	-80%	30,445	(111,183)	-
Financial Income	7,051	2,147	228%	15,942	-56%	46,825	58,673	-20%
Financial Expenses	(6,486)	(4,117)	58%	(14,911)	-57%	(41,051)	(51,341)	-20%
Net Income Before Taxes on Income	(5,712)	14,106	-	(30,271)	-81%	36,219	(103,851)	-
Deferred Taxes	(2,321)	1,768	-	1,851	-	3,313	1,699	95%
Income Tax and Social Contribution	(3,430)	(3,761)	-9%	(766)	348%	(9,835)	(8,027)	23%
Net Income After Taxes on Income	(11,463)	12,113	-	(29,186)	-61%	29,697	(110,179)	-
Minority Shareholders	1,528	283	440%	(412)	-	(623)	(742)	-16%
Net Income	(12,991)	11,830	-	(28,774)	-55%	30,320	(109,437)	-

Consolidated Financial Statements

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Net Revenue	559,246	624,043	-10%	649,276	-14%	2,294,319	2,150,998	7%
Operating Costs	(416,395)	(447,823)	-7%	(498,629)	-16%	(1,667,505)	(1,609,246)	4%
Gross Profit	142,851	176,220	-19%	150,647	-5%	626,814	541,752	16%
Gross Margin	25.5%	28.2%	-270 bps	23.2%	230 bps	27.3%	25.2%	210 bps
Operating Expenses	(125,538)	(146,268)	-14%	(164,493)	-24%	(510,528)	(561,284)	-9%
Selling Expenses	(56,686)	(38,826)	46%	(37,142)	53%	(163,260)	(148,041)	10%
General and Administrative Expenses	(37,727)	(50,948)	-26%	(53,182)	-29%	(181,413)	(211,906)	-14%
Other Operating Revenues/ Expenses	(47,488)	(46,107)	3%	(48,724)	-3%	(160,201)	(141,349)	13%
Depreciation and Amortization	(11,746)	(12,444)	-6%	(37,537)	-69%	(47,420)	(79,251)	-40%
Equity pickup	28,109	2,057	1267%	12,092	132%	41,766	19,263	117%
Operational Result	17,313	29,952	-42%	(13,846)	-	116,286	(19,532)	-
Financial Income	24,127	23,122	4%	38,160	-37%	124,131	156,794	-21%
Financial Expenses	(37,034)	(42,811)	-14%	(28,064)	32%	(162,258)	(165,712)	-2%
Net Income Before Taxes on Income	4,406	10,263	-57%	(3,750)	-217%	78,159	(28,450)	-
Deferred Taxes	5,690	10,902	-48%	536	962%	17,418	18,055	-4%
Income Tax and Social Contribution	(9,614)	(7,752)	24%	11,621	-	(24,598)	(33,330)	-26%
Net Income After Taxes on Income	482	13,413	-96%	8,407	-94%	70,979	(43,725)	-
Minority Shareholders	(345)	(73)	373%	362	-195%	(3,470)	(1,176)	195%
Net Result	827	13,486	-94%	8,045	-90%	74,449	(42,549)	-

Balance Sheet Gafisa Segment

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)
Current Assets
Cash and cash equivalents	478,037	596,589	-20%	662,682	-28%
Receivables from clients	957,047	1,024,269	-7%	1,126,045	-15%
Properties for sale	1,389,893	1,312,099	6%	1,144,604	21%
Other accounts receivable	140,610	162,934	-14%	179,103	-22%
Deferred selling expenses	2,088	2,637	-21%	9,711	0%
Land for sale	4,367	6,075	-28%	6,074	-28%
	2,972,042	3,104,603	-4%	3,128,219	-5%

Long-term Assets
Receivables from clients	365,902	440,826	-17%	358,721	2%
Properties for sale	506,719	539,175	-6%	590,030	-14%
Other	161,683	156,427	3%	157,644	3%
	1,034,304	1,136,428	-9%	1,106,395	-7%
Intangible anda Property and Equipment	57,926	62,211	-7%	62,687	-8%
Investments	1,962,153	1,975,988	-1%	1,912,233	3%

Total Assets	6,026,425	6,279,230	-4%	6,209,534	-3%

Current Liabilities
Loans and financing	663,466	598,530	11%	530,851	25%
Debentures	187,744	306,680	-39%	314,770	-40%
Obligations for purchase of land and advances from customers	223,197	253,741	-12%	279,987	-20%
Materials and service suppliers	43,666	55,790	-22%	71,670	-39%
Taxes and contributions	61,716	59,703	3%	68,911	-10%
Investor Obligations	5,016	5,016	0%	9,935	-50%
Other	385,623	404,532	-5%	339,413	14%
	1,570,428	1,683,992	-7%	1,615,537	-3%

Long-term Liabilities
Loans and financings	582,916	684,593	-15%	817,641	-29%
Debentures	468,337	550,378	-15%	484,712	-3%
Obligations for purchase of land and advances from customers	146,102	88,183	66%	80,069	82%
Deferred taxes	11,444	19,454	-41%	26,809	-57%
Provision for contingencies	81,542	79,342	3%	60,718	34%
Investor Obligations	1,322	2,280	-42%	7,145	-81%
Other	65,501	56,823	15%	59,445	10%
	1,357,164	1,481,053	-8%	1,536,539	-12%

Shareholders' Equity
Shareholders' Equity	3,095,490	3,110,912	0%	3,055,344	1%
Minority Shareholders	3,343	3,273	2%	2,114	58%
	3,098,833	3,114,185	0%	3,057,458	1%
Total Liabilities and Shareholders' Equity	6,026,425	6,279,230	-4%	6,209,534	-3%

Balance Sheet Tenda Segment

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)
Current Assets
Cash and cash equivalents	234,274	325,239	-28%	494,572	-53%
Receivables from clients	438,226	464,720	-6%	314,453	39%
Properties for sale	490,484	459,852	7%	551,213	-11%
Other accounts receivable	104,656	94,677	11%	114,352	-8%
Land for sale	101,490	127,242	-20%	104,489	-3%
	1,369,130	1,471,730	-7%	1,579,079	-13%

Long-term Assets
Receivables from clients	41,189	46,181	-11%	26,100	58%
Properties for sale	243,520	176,261	38%	226,495	8%
Other	45,356	63,286	-28%	76,629	-41%
	330,065	285,728	16%	329,224	0%
Intangible anda Property and Equipment	43,116	38,810	11%	37,431	15%
Investments	163,349	168,137	-3%	179,455	-9%

Total Assets	1,905,660	1,964,405	-3%	2,125,189	-10%

Current Liabilities
Loans and financing	8,899	5,390	65%	19,207	-54%
Debentures	201,877	216,374	-7%	189,617	6%
Obligations for purchase of land and advances from customers	138,223	129,169	7%	210,618	-34%
Materials and service suppliers	13,669	23,006	-41%	23,461	-42%
Taxes and contributions	72,606	86,645	-16%	71,251	2%
Other	67,675	70,412	-4%	157,582	-57%
	502,949	530,996	-5%	671,736	-25%

Long-term Liabilities
Loans and financings	37,554	22,760	65%	29,726	26%
Debentures	-	100,000	-100%	200,000	-100%
Obligations for purchase of land and advances from customers	102,412	71,044	44%	21,068	386%
Deferred taxes	5,045	2,725	85%	7,931	-36%
Provision for contingencies	55,716	56,528	-1%	69,734	-20%
Other	75,170	42,610	76%	42,648	76%
	275,897	295,667	-7%	371,107	-26%

Shareholders' Equity
Shareholders' Equity	1,090,936	1,103,393	-1%	1,058,477	3%
Minority Shareholders	35,878	34,349	4%	23,869	50%
	1,126,814	1,137,742	-1%	1,082,346	4%
Total Liabilities and Shareholders' Equity	1,905,660	1,964,405	-3%	2,125,189	-10%

Consolidated Balance Sheets

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)
Current Assets
Cash and cash equivalents	712,311	921,828	-23%	1,157,254	-38%
Receivables from clients	1,395,273	1,488,988	-6%	1,440,498	-3%
Properties for sale	1,880,377	1,771,950	6%	1,695,817	10,9%
Other accounts receivable	215,775	226,417	-5%	271,637	-21%
Prepaid expenses and others	7,171	7,876	-9%	15,442	-54%
Land for sale	105,857	133,317	-21%	110,563	-4%
	4,316,764	4,550,376	-5%	4,691,211	-8%

Long-term Assets
Receivables from clients	407,091	487,007	-16%	384,821	6%
Properties for sale	750,240	715,436	5%	816,525	-8%
Other	192,073	204,748	-6%	219,308	-12%
	1,349,404	1,407,191	-4%	1,420,654	-5%
Intangible anda Property and Equipment	126,518	126,498	0%	125,594	1%
Investments	967,646	975,459	-1%	968,393	0%

Total Assets	6,760,332	7,059,524	-4%	7,205,852	-6%

Current Liabilities
Loans and financing	672,365	603,920	11%	550,058	22%
Debentures	389,621	523,054	-26%	504,387	-23%
Obligations for purchase of land and advances from customers	361,420	382,910	-6%	490,605	-26%
Materials and service suppliers	57,335	78,796	-27%	95,131	-40%
Taxes and contributions	102,057	114,613	-11%	114,424	-11%
Other	466,171	485,738	-3%	516,264	-9%
	2,048,969	2,189,031	-6%	2,270,869	-10%

Long-term Liabilities
Loans and financings	620,470	707,353	-12%	847,367	-27%
Debentures	468,337	650,378	-28%	684,712	-32%
Obligations for purchase of land and advances from customers	248,514	159,228	56%	101,137	146%
Deferred taxes	16,489	22,179	-26%	34,740	-53%
Provision for contingencies	142,670	139,879	2%	136,540	4%
Other	117,647	78,867	54%	72,084	75%
	1,614,127	1,757,884	-8%	1,876,580	-14%

Shareholders' Equity
Shareholders' Equity	3,095,491	3,110,914	0%	3,055,345	1%
Minority Shareholders	1,745	1,695	3%	3,058	-43%
	3,097,236	3,112,609	0%	3,058,403	1%
Liabilities and Shareholders' Equity	6,760,332	7,059,524	-4%	7,205,852	-6%

Cash Flow

	4Q15	4Q14	12M15	12M14
Income Before Taxes on Income	4,406	(3,750)	78,159	(28,450)
Expenses (income) not affecting working capital	53,420	112,586	279,878	305,056
Depreciation and amortization	11,746	19,933	47,420	61,647
Impairment allowance	(10,722)	3,595	(13,176)	(6,089)
Expense on stock option plan	2,499	6,429	9,964	34,006
Penalty fee over delayed projects	(3,844)	(1,545)	(4,450)	(6,867)
Unrealized interest and charges. net	29,206	21,941	88,960	69,355
Equity pickup	(28,109)	(12,092)	(41,766)	(19,263)
Disposal of fixed asset	5,296	1,972	6,242	8,808
Warranty provision	(1,061)	6,181	7,480	(839)
Provision for contingencies	31,443	35,781	118,449	113,064
Profit sharing provision	53	8,855	25,502	35,006
Allowance (reversal) for doubtful debts	18,032	(4,954)	21,182	(14,616)
Writeoff of Investments	(662)	5,748	(3,083)	5,748
Profit / Loss from financial instruments	(457)	3,138	17,153	7,492
Clients	153,339	98,738	10,924	391,625
Properties for sale	(107,486)	(52,470)	(130,938)	(462,417)
Other receivables	(8,395)	(22,413)	(7,117)	(11,574)
Deferred selling expenses and pre-paid expenses	703	4,573	8,271	19,743
Obligations on land purchases	67,796	23,289	18,192	103,392
Taxes and contributions	(12,556)	5,703	(12,367)	(26,088)
Accounts payable	(21,461)	11,664	(37,796)	15,789
Salaries. payroll charges and bonus provision	(12,238)	(23,143)	(30,440)	(66,158)
Other accounts payable	(11,819)	(71,819)	(97,175)	(51,853)
Current account operations	2,873	(33,694)	19,338	(37,732)
Paid taxes	(3,924)	(6,434)	(7,180)	(109,442)
Cash used in operating activities	104,658	42,830	91,748	41,891
Investments activities
Purchase of property and equipment	(17,063)	(36,276)	(54,586)	(88,532)
Redemption of securities. restricted securities and loans	1,724,716	3,229,662	5,822,656	5,617,231
Investments in marketable securities. restricted securities	(1,500,441)	(2,975,363)	(5,404,967)	(4,855,621)
Investments increase	(482)	40,560	(1,636)	29,026
Dividends receivables	-	(8,462)	-	49,849
Cash used in investing activities	206,730	250,121	361,466	751,953
Financing activities
Contributions from venture partners	(4,039)	(6,050)	(6,135)	(112,650)
Increase in loans and financing	201,998	155,431	845,935	822,123
Repayment of loans and financing	(565,116)	(422,011)	(1,370,626)	(1,363,855)
Stock repurchase	-	(61,704)	(24,157)	(115,265)
Dividend payments	-	(32,913)	-	(150,042)
Assignment of credit receivables, net	24,558	12,434	24,558	12,434
Mutual Operations	45,969	9,990	49,357	1,193
Sale of treasury shares	-	-	3,022	17,583
Result from the sale of treasury shares	-	-	(2,423)	(10,664)
Net cash provided by financing activities	(296,630)	(344,823)	(480,469)	(899,143)
Net increase (decrease) in cash and cash equivalents	14,758	(51,872)	(27,255)	(105,299)
At the beginning of the period	67,882	161,767	109,895	215,194
At the end of the period	82,640	109,895	82,640	109,895
Net increase (decrease) in cash and cash equivalents	14,758	(51,872)	(27,255)	(105,299)

About Gafisa

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to  growth and innovation oriented to enhancing the  well-being, comfort and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects  delivered under the Gafisa brand - more than any other company in Brazil.   Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the  upper-middle and upper class segments  through the Gafisa brand, the Company also focuses on low income developments through its Tenda brand. And,, it participates through its  30% interest in Alphaville, a leading urban developer, in the national development and  sale of residential lots.  Gafisa S.A. is a Corporation traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III, which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 18, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer